As filed with the Securities and Exchange Commission on February 6, 2008.

Registration No. 333-147991

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FRONTIER FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Washington	6022	91-1223535
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, Washington 98204

(425) 514-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Dickson

President and Chief Executive Officer

Frontier Financial Corporation

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, Washington 98204

(425) 514-0700

(Address, including zip code, and telephone number, including area code, of agent for service)

Glen P. Garrison, Esq. Thomas A. Sterken, Esq. Keller Rohrback L.L.P. 1201 Third Avenue, Suite 3200 Seattle, Washington 98101-3052 (206) 623-1900	Marcus J. Williams, Esq. Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101-3045 (206) 622-3150

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Frontier common stock to be issued in the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

PROXY STATEMENT FOR SPECIAL MEETING OF

SHAREHOLDERS OF WASHINGTON BANKING COMPANY

PROSPECTUS

FRONTIER FINANCIAL CORPORATION COMMON STOCK

MERGER PROPOSED

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

You are cordially invited to attend a special meeting of shareholders of Washington Banking Company (“WBC”), to be held on March 27, 2008 at 9:00 a.m., at the Whidbey Island Bank Operations Center Community Room, located at 321 SE Pioneer Way, Oak Harbor, Washington 98277.

At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 26, 2007 (the “merger agreement”), by and among Frontier Financial Corporation (“Frontier”), its wholly owned subsidiary Frontier Bank, and WBC and its wholly owned subsidiary Whidbey Island Bank, under which WBC will merge into Frontier, and Whidbey Island Bank will merge into Frontier Bank.

Subject to the terms of the merger agreement, WBC shareholders will receive cash and/or shares of Frontier common stock with a value between $19.41 and $23.54 per share of WBC common stock, assuming the average market price of Frontier common stock during a 20-trading day valuation period prior to closing is between $21.00 and $27.00. You may elect whether to receive consideration for your WBC shares in the merger in cash or Frontier stock, or a combination based on the overall mix of cash and stock to be issued in the merger. However, because the total amount of cash to be paid by Frontier is fixed, you may receive a combination of cash and stock that differs from your election if too many WBC shareholders elect one form of consideration over the other. In any event, the consideration you will receive will have an equivalent value (based on the Frontier stock price during the valuation period), whether you receive cash, stock or a combination. Frontier owns 8.3% of WBC’s outstanding stock as of the record date, but its WBC shares will be cancelled and Frontier will not receive a portion of the merger consideration. The formula for determining the amount of cash or the number of shares of Frontier common stock that you will receive is complex and is described, along with other terms and conditions of the merger, in detail in the attached proxy statement/prospectus.

Frontier’s common stock trades on the Nasdaq Global Select Market™ under the symbol “FTBK.” On February 1, 2008, Frontier common stock closed at $20.38. The price of Frontier common stock fluctuates, and we cannot predict the price at which the stock will trade before or after the closing of the merger.

WBC’s common stock trades on the Nasdaq Global Select Market™ under the symbol “WBCO.” On September 25, 2007, the last trading day before announcement of the proposed merger, WBC common stock closed at $15.55. The price of WBC stock fluctuates and the price at which the stock will trade before the closing of the merger cannot be predicted.

Regardless of which election you make, if the merger is approved the payment provisions of the merger agreement are intended to cause the value of the per share consideration you receive to be substantially equivalent as of the valuation period. Examples of merger consideration scenarios based on different prices can be found under the heading “The Merger – Merger Consideration” and “—Election Procedure” on pages 50 and 52 of this proxy statement/prospectus.

If the merger is completed, WBC shareholders will own approximately 11.6% of the outstanding common stock of Frontier, based on Frontier’s common stock price as of the date of this proxy statement/prospectus. We cannot complete the merger unless we obtain approval from WBC shareholders by the affirmative vote of at least two-thirds of the outstanding shares, in addition to regulatory approvals and certain other conditions described in this proxy statement/prospectus. AS A RESULT, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger agreement.

No vote of Frontier shareholders is required to complete the merger.

This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement. You should read both carefully. This document is a proxy statement that WBC is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Frontier’s issuance of its shares of common stock in connection with the merger. Before you make a decision on how to vote on the merger, you should consider the “ Risk Factors” beginning on page 24 of this proxy statement/prospectus.

WBC’s board of directors has approved the merger and believes it is in the best interests of WBC and its shareholders. WBC’s directors and executive officers collectively own 8.8% of WBC’s common stock as of the record date, and each director and certain executive officers have agreed to vote their WBC shares in favor of the merger. Frontier owns 8.3% of WBC’s common stock and intends to vote all such stock in favor of the merger.

The board of directors unanimously recommends that you vote “FOR” the merger proposal.

Sincerely,

/S/ ANTHONY B. PICKERING
ANTHONY B. PICKERING
Chairman of the Board

/S/ MICHAL D. CANN
MICHAL D. CANN
President and Chief Executive Officer

This proxy statement/prospectus is dated February 8, 2008, and was first mailed to shareholders on or about February 12, 2008.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Frontier and WBC from other documents (including any exhibits that are incorporated by reference in such documents) that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge by your request in writing or by telephone from the appropriate company:

Frontier Financial Corporation 332 S.W. Everett Mall Way P.O. Box 2215 Everett, Washington 98204 Attn: Carol E. Wheeler, Chief Financial Officer (425) 514-0700	Washington Banking Company 450 S.W. Bayshore Drive Oak Harbor, Washington 98277 Attn: Richard A. Shields, Chief Financial Officer (360) 679-3121

If you would like to request documents please do so by March 20, 2008, in order to receive them before the special meeting of shareholders.

See “Where You Can Find More Information” on page 85.

VOTING BY INTERNET, TELEPHONE OR MAIL

If you are a shareholder of record, you can vote your shares in person at the special meeting of shareholders. You can also vote by proxy by:

•	Internet, by going to the website listed on the enclosed proxy card;

•	telephone, by calling the toll-free number listed on the enclosed proxy card; or

•	mail, by signing and dating the enclosed proxy card, marking your vote and returning the proxy card in the prepaid envelope which accompanied the proxy card.

If your shares are voted by proxy, your shares will be voted as you instruct. If you vote by returning your signed proxy card, but do not give any voting instructions on your proxy card, your shares will be voted by the persons named in the proxy card “FOR” the proposal to approve the merger agreement.

If you hold shares through a bank, broker, custodian or other recordholder, refer to your proxy card or the information forwarded to you by the recordholder for instructions on how to vote those shares.

If you are a shareholder of record, you can revoke your proxy any time before it is voted. See “Information About the Special Meeting of Shareholders – Voting and Revocation of Proxies” on page 29 of this proxy statement/prospectus. If your shares are held through a bank, broker, custodian or other record holder, please check with the record holder to determine how to revoke your proxy.

If you have questions about voting, you can call WBC’s transfer agent, Computershare Trust Company at (800) 962-4284 or (303) 262-0600.

WASHINGTON BANKING COMPANY

450 S.W. Bayshore Drive

Oak Harbor, Washington 98277

(360) 679-3121

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held March 27, 2008

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Washington Banking Company (“WBC”) will be held at the Whidbey Island Bank Operations Center Community Room, located at 321 SE Pioneer Way, Oak Harbor, Washington 98277, on March 27, 2008, at 9:00 a.m., for the following purposes:

1. MERGER AGREEMENT. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 26, 2007, by and among Washington Banking Company (“WBC”), Whidbey Island Bank, Frontier Financial Corporation (“Frontier”) and Frontier Bank, a copy of which is attached as Appendix A to the accompanying proxy statement/prospectus, pursuant to which WBC will merge into Frontier on the specified terms and conditions.

2. OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting. We will consider any other matters properly brought before the meeting, but we are aware of no such proposal.

The proposed merger transaction is discussed more fully in the proxy statement/prospectus attached to this notice. We urge you to read this document and its appendices carefully.

We have fixed the close of business on February 8, 2008, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of two-thirds of the shares of WBC common stock outstanding on the record date vote to approve the merger agreement.

WBC shareholders have the right to dissent from the merger and obtain payment of the fair value of their WBC shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “The Merger — Dissenters’ Rights” beginning on page 66 of the attached proxy statement/prospectus.

An election form will be mailed to you separately prior to the anticipated completion of the merger. To select the form of consideration you wish to receive in the merger, you must complete, sign, and date the election form and mail it in accordance with the instructions accompanying the form to Frontier’s exchange agent so that it is received not later than the close of business on March 24, 2008.

THE BOARD OF DIRECTORS OF WBC UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

By Order of the Board of Directors,
/S/ SHELLY L. ANGUS
SHELLY L. ANGUS
Corporate Secretary

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

-i-

-ii-

SUMMARY

This summary, together with the section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Merger is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About Frontier and WBC (see page 73).

Frontier Financial Corporation

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, Washington 98204

(425) 514-0700

Frontier is a bank holding company and financial holding company headquartered in Everett, Washington, that engages in a general banking business primarily through its banking subsidiary, Frontier Bank.

Frontier Bank is a Washington-chartered, commercial bank that engages in a general banking business through 48 locations in western Washington. Frontier Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Frontier Bank are insured by the Federal Deposit Insurance Corporation, or FDIC.

As of September 30, 2007, Frontier had total assets of approximately $3.6 billion, total net loans receivable and loans held for sale of approximately $3.3 billion, total deposits of approximately $2.8 billion and approximately $398.1 million in shareholders’ equity. Frontier’s common stock trades on the Nasdaq Global Select Market™ under the symbol “FTBK.”

Washington Banking Company

450 S.W. Bayshore Drive

Oak Harbor, Washington 98277

(360) 679-3121

WBC is a bank holding company headquartered in Oak Harbor, Washington, that engages in a general banking business primarily through its banking subsidiary, Whidbey Island Bank.

Whidbey Island Bank is a Washington-chartered, commercial bank headquartered in Oak Harbor, Washington, that provides banking services to businesses and to individuals through 20 locations in western Washington, in the counties of Island, San Juan, Skagit, Snohomish and Whatcom.

As of September 30, 2007, WBC had total assets of approximately $867.4 million, total net loans receivable and loans held for sale of approximately $772.8 million, total deposits of approximately $766.3 million and approximately $71.7 million in shareholders’ equity. Deposits of Whidbey Island Bank are insured by the FDIC.

WBC Will Merge into Frontier (see page 31).

The merger agreement provides for the merger of WBC into Frontier and the merger of Whidbey Island Bank into Frontier Bank. In the merger, your shares of WBC common stock will be exchanged for cash, shares of Frontier common stock or a combination of cash and stock. After the merger, you will no longer own shares of WBC, and the separate existence of WBC will cease. The directors of Frontier and Frontier Bank before the merger will continue to serve as the directors of Frontier and Frontier Bank, and Frontier will add one of the former directors of WBC to Frontier’s board.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

WBC Special Meeting (see page 28).

The special meeting of shareholders of WBC will be held at the Whidbey Island Bank Operations Center Community Room, located at 321 SE Pioneer Way, Oak Harbor, Washington 98277, on Thursday, March 27, 2008 at 9:00 a.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

You will be entitled to vote at the WBC special meeting if you owned WBC common stock at the close of business on February 8, 2008. As of that date there were 9,460,033 shares of WBC common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds of the Outstanding Shares of WBC Common Stock (see page 28).

In order to approve the merger agreement, at least two-thirds of the outstanding shares of WBC common stock as of the record date must be voted at the special meeting in favor of approval. Frontier shareholders do not have to vote on the transaction.

As of the record date for the meeting, directors and executive officers of WBC, and their affiliates, owned approximately 8.9% (excluding shares issuable upon exercise of outstanding options) of the outstanding shares of WBC common stock. The directors and executive officers of WBC have agreed to vote their shares in favor of adoption of the merger agreement.

As of the record date, Frontier beneficially owns 782,506 shares representing 8.3% of WBC’s outstanding common stock, which will be voted in favor of the merger. These shares will be cancelled upon the effectiveness of the merger and Frontier will not receive any portion of the merger consideration for these shares.

What WBC Shareholders Will Receive in the Merger (see page 48).

Assuming the average market price of Frontier’s common stock as of the effective time is between $21.00 and $27.00, WBC shareholders will receive merger consideration with a value between $19.41 and $23.54 per share of WBC common stock.

You may elect to receive in exchange for each of your shares of WBC common stock either (1) all cash, without interest, (2) all shares of Frontier common stock, or (3) a combination of cash and shares of Frontier common stock based on the percentage of each to be issued by Frontier in the merger, in each case subject to the election and allocation procedures described in this proxy statement/prospectus. Because the total amount of cash to be issued by Frontier in the merger is fixed, you may not receive cash or stock in chosen amounts.

The actual amount of cash or number of shares of Frontier common stock that you will receive for each of your shares of WBC common stock cannot be determined until the fifth trading day immediately prior to the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading “The Merger-Merger Consideration” beginning on page 48. The formula is intended to substantially equalize the value of the consideration to be received for each share of WBC common stock, as measured during a 20-trading day valuation period, regardless of whether you elect to receive cash or stock.

The actual amounts received will depend on the average closing price of Frontier’s common stock during the valuation period and the actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “The Merger-Allocation” beginning on page 54. Actual values of Frontier common stock received will depend on the market price of Frontier common stock at the time of the merger.

You will find a table on page 50 of this proxy statement/prospectus that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by WBC shareholders, as well as the value of such stock consideration based on the assumed average closing price of Frontier common stock during the applicable valuation period. An additional table appears on page 52, which gives examples of the amounts of Frontier common stock and cash that may be received based on the three possible elections by a hypothetical WBC shareholder.

Prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger-Election Procedure” beginning on page 51 of this proxy statement/prospectus. If you fail to submit a valid form of election by the election deadline, you will be issued Frontier common stock in the merger unless this would result in an oversubscription for common stock, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription.

WBC’s Reasons for the Merger (see page 34).

In reaching its determination to approve the merger agreement, the WBC board of directors consulted with WBC’s management and its financial and legal advisors, and considered a number of factors, including:

•	the value of the merger consideration;

•	the dividends and liquidity available to WBC shareholders if they received Frontier stock in exchange for their shares of WBC stock;

•

the information presented by RBC Capital Markets, Inc. and Sandler O’Neill & Partners, LP to the WBC board with respect to the merger and the opinion of Sandler O’Neill, that, as of the date of that opinion, the merger consideration was fair to the holders of WBC common stock from a financial point of view (see “The Merger-Summary of Fairness Opinion Provided to Washington Banking Company” on page 36);

•	the benefits to WBC and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	the available growth opportunities for WBC, including the potential and risk associated with organic and branch-driven growth, as well as other available partners for strategic growth;

•	the continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as WBC; and

•	the expected impact of the merger on the constituencies served by WBC, including its customers, depositors, employees and communities.

These factors and others are more fully discussed under the heading “The Merger-Reasons of WBC for the Merger” beginning on page 34.

Certain Federal Income Tax Consequences (see page 56).

We expect the merger to be treated as a “reorganization” for federal income tax purposes. Therefore, WBC shareholders generally will not recognize any gain or loss on the conversion of shares of WBC common stock into shares of Frontier common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some WBC shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The WBC Board of Directors Unanimously Recommends Shareholder Approval of the Merger (see page 34).

WBC’s board of directors believes that the merger is in the best interests of the WBC shareholders and has unanimously approved the merger agreement. WBC’s board of directors recommends that WBC shareholders vote “FOR” approval of the merger agreement.

WBC has Received an Opinion that the Merger Consideration is Fair to WBC Shareholders (see page 36).

Sandler O’Neill & Partners, LP has given an opinion to WBC’s board of directors that, as of September 26, 2007 (the date WBC’s board of directors voted to approve the merger), the merger is fair to WBC shareholders from a financial point of view. A copy of the opinion delivered by Sandler O’Neill is attached to this document as Appendix C. WBC shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in rendering its opinion.

WBC’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (see page 46).

In addition to their interests as shareholders, the directors and executive officers of WBC each have interests in the merger that are different from your interests, including change of control payments, stock options and certain other compensatory arrangements. Frontier has agreed to appoint one WBC director to serve as a director of Frontier after the effective date. These matters are discussed under the heading “Interests of Certain Persons in the Merger” beginning on page 46 of this proxy statement/prospectus.

WBC’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of WBC owned and are entitled to vote 829,122 shares of WBC common stock, which represent approximately 8.8% of the outstanding shares of WBC common stock.

The Merger Is Expected to Occur early in the Second Quarter of 2008 (see page 56).

The merger is expected to occur as soon as practicable after all the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur early in the second quarter of 2008. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (see page 61).

Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•	approval of the merger agreement by shareholders holding two-thirds or more of the outstanding shares of WBC common stock;

•	approval of the merger by federal and state regulatory authorities;

•

the absence of any material adverse change in (i) the business, property, assets (including loan portfolios), liabilities, or financial or other condition of WBC or Frontier, or (ii) the ability of WBC or Frontier to complete the merger; and

•	receipt by Frontier and WBC of legal and tax opinions.

We May Not Complete the Merger Without All Required Regulatory Approvals (see page 64).

In order to complete the merger, Frontier must first obtain the prior approval of the FDIC for the merger of Whidbey Island Bank with and into Frontier Bank. The application for FDIC approval was filed on or about December 17, 2007. Moreover, the merger of Whidbey Island Bank with and into Frontier Bank is subject to the receipt of prior approval from the Washington Department of Financial Institutions, or DFI. An application with the DFI was filed on or about December 18, 2007. The Federal Reserve Board, or FRB, has confirmed that prior approval of the Board of Governors of the Federal Reserve System is not required under the Bank Holding Company Act. See “The Merger—Regulatory Approvals Required for the Merger.” We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (see page 68).

Frontier and WBC can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either WBC or Frontier can decide, without the consent of the other, to abandon the merger in a number of situations, including:

•

the other party breaches a representation, warranty or covenant in the merger agreement, and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•	there has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;

•	the merger has not been completed by June 30, 2008;

•	WBC shareholder approval is not received at the special meeting; or

•	a regulatory authority denies a necessary approval or issues an order preventing the merger.

Subject to certain conditions, WBC’s board of directors may terminate the merger agreement if WBC receives an unsolicited acquisition proposal from a third party that the WBC board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, to be more favorable to WBC and its shareholders than the Frontier transaction.

WBC may also terminate the merger agreement if Sandler O’Neill & Partners, LP, withdraws its fairness opinion.

WBC may also terminate the merger agreement if the average closing price of Frontier shares measured over a 20 day period, is less than $21.00 at any time during the ten business day period ending on the sixth business day prior to the date the special meeting is scheduled to occur, unless (i) Frontier agrees to increase the aggregate merger consideration to not less than $19.41 per WBC share (measured over a 20 day period prior to the effective time) or (ii) WBC’s board of directors determines it to be in the best interests of the company and its shareholders to complete the merger even if the merger consideration is less than $19.41. See “The Merger-Termination of the Merger Agreement-General” beginning on page 68.

WBC and Frontier Must Pay a Termination Fee to the Other Party Under Certain Circumstances (see page 69).

Under the merger agreement, WBC must pay Frontier a termination fee of $7.5 million if WBC terminates the merger agreement in order to accept a superior acquisition proposal. WBC would also have to pay the $7.5 million termination fee if either:

•	a third party makes an acquisition proposal with respect to WBC that is known to WBC and has been publicly announced or otherwise become public, and thereafter, both of the following occur:

(1)	the merger agreement is terminated by Frontier or WBC because WBC shareholders fail to approve the merger, and

(2)	within 24 months of terminating the merger agreement WBC enters into an acquisition agreement with a third party.

WBC agreed to pay a termination fee under the circumstances described above in order to induce Frontier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire WBC.

Additionally, if Frontier or WBC breaches a material representation, warranty, or covenant and the merger agreement is terminated, the breaching party must pay the non-breaching party a termination fee of $5.0 million. The termination fee is reduced by the amount, if any, paid pursuant to this provision.

Effect of Merger on Rights of WBC Shareholders (see page 82).

The rights of WBC shareholders are governed by Washington law, as well as WBC’s articles of incorporation and bylaws. After completion of the merger, the rights of the former WBC shareholders receiving Frontier common stock in the merger will still be governed by Washington law, but subject to Frontier’s articles of incorporation and bylaws. Although Frontier’s articles of incorporation and bylaws are similar in many ways to WBC’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of WBC shareholders.

Dissenters’ Rights of Shareholders (see page 66).

WBC shareholders have the right under Washington law to dissent from the merger, obtain an appraisal of the fair value of their WBC shares, and receive cash equal to the appraised fair value of their WBC shares instead of receiving the merger consideration. To exercise dissenters’ rights, among other things, a WBC shareholder must (i) notify WBC prior to the vote of its shareholders on the transaction of the shareholder’s intent to demand payment for the shareholder’s shares, and (ii) not vote in favor of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of WBC common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s dissenters’ rights.

A shareholder electing to dissent from the merger must strictly comply with all procedures required under Washington law. These procedures are described more fully beginning on page 66 of this proxy statement/prospectus, and a copy of the relevant Washington statutory provisions regarding dissenters’ rights is included in this proxy statement/prospectus as Appendix C.

Restrictions on the Ability to Sell Frontier Shares Received in the Merger (see page 71)

The Frontier shares you receive in the merger will be freely transferable, whether or not you are an affiliate of WBC under federal securities laws. If you are considered to be an affiliate of Frontier after the merger, you can sell the Frontier shares you receive in the merger only pursuant to a registration statement or an exemption from registration under the Securities Act of 1933 or as permitted under the rules of that Act, including through a broker or dealer under Rule 144. Generally, you are considered an affiliate if you are an officer, director or 10% shareholder of the issuer.

Treatment of WBC Stock Options and Restricted Stock Units (see page 55).

At the time of the merger, each option to purchase WBC common stock granted by WBC that is then outstanding and unexercised will be converted automatically into an option to buy Frontier shares, exercisable on the same terms that applied to the WBC option except:

•

the number of Frontier shares subject to the Frontier option will equal the number of WBC shares subject to the WBC option multiplied by a fraction having a numerator equal to the per share merger consideration and having a denominator equal to the average share price of Frontier common stock during the 20-trading day valuation period, or the share exchange ratio, rounded down to the nearest share; and

•	the per share exercise price of the Frontier option will equal the per share exercise price of the WBC option divided by the share exchange ratio, rounded down to the nearest cent.

Incentive stock options will be converted in a manner which is consistent with Section 424(a) of the Internal Revenue Code.

Immediately after the merger, each restricted stock unit, or RSU, of WBC issued and outstanding will be exchanged automatically for Frontier common stock at the share exchange ratio.

As of the date of this proxy statement/ prospectus, WBC has employee and director stock options issued and outstanding for 182,280 shares of WBC common stock and 24,298 RSUs issued and outstanding representing 24,298 WBC common stock equivalents, all of which will be 100% vested and exercisable upon closing.

Share Information and Market Prices (see page 21).

The following table sets forth the closing sale price per share of Frontier common stock, the closing sale price per share of WBC common stock, and the equivalent per share price for WBC common stock as of September 25, 2007 (the last full day of trading before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Frontier common stock at $23.67 per share, multiplying this value by the 5,916,430 shares of Frontier common stock being issued in the merger, and adding to this amount the cash consideration of $42,864,003. This total consideration is then divided by the total number of WBC shares outstanding as of September 25, 2007, excluding the 782,506 shares held by Frontier (8,608,653 shares), as well as consideration for stock options and RSUs.

	Frontier Common Stock	WBC Common Stock	Equivalent Price Per Share
September 25	$23.67	$15.55	$21.25

Based on the price of Frontier stock on February 1, 2008, which is the most recent date for which it was practicable to obtain price data prior to the mailing of this proxy statement/prospectus, the Equivalent Price Per Share would be approximately $18.99, less than $19.41 per share as of such date, because Frontier’s stock price was less than $21.00, unless WBC’s board of directors exercised the walk-away and Frontier agreed to fill as described below. The market prices of Frontier common stock will fluctuate before and after the merger. You should obtain current market quotations for Frontier common stock.

The merger agreement contains a pricing collar that would adjust the cash consideration, the stock consideration, or both, if Frontier's average common stock price during a specified measurement period is less than $21.00 per share or more than $27.00 per share. However, that collar affords pricing protection to WBC's shareholders in the event of a decline in Frontier's stock price only if, following a request to increase the amount of stock or cash contributed to the merger consideration, Frontier elects to effect such an increase. Were Frontier's stock price to fall below $21.00 per share during the measurement period, and were Frontier to refuse a request from WBC to increase the merger consideration, WBC would have a right, but not an obligation, to terminate the merger agreement. There can be no assurance that Frontier would accede to such a request by WBC. While WBC would, in such circumstances, have a right to terminate the merger agreement, WBC's board of directors would, in the course of exercising their fiduciary duties to WBC's shareholders determine its response based upon the overall circumstances existing at the time, and were WBC to continue with the merger, the amount of cash and stock to be received by WBC's shareholders may have a value less than $19.41 per share. See “Questions and Answers.”

Listing of Frontier Shares (see page 71)

The Frontier shares to be issued in the merger will be listed on the Nasdaq Global Select Market™ and trade under the symbol “FTBK.”

Frontier to Use Purchase Accounting (see page 71)

Frontier will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America.

QUESTIONS AND ANSWERS

Questions and Answers about the Merger

What is the proposed transaction?

WBC has agreed to merge with Frontier, with Frontier being the surviving corporation. Immediately thereafter, Whidbey Island Bank will merge with Frontier Bank, with Frontier Bank being the resulting bank.

What will I receive in the merger?

Under the merger agreement, unless you perfect your statutory dissenters’ rights, you may elect to receive for your shares of WBC common stock either:

•	all cash,

•	all Frontier common stock, or

•	a combination of cash and Frontier common stock based on the overall mix of cash and stock issued in the merger.

The value of the cash or stock you receive will be between $19.41 and $23.54 per share of WBC common stock, assuming the average market price of Frontier common stock is between $21.00 and $27.00. The value will be determined based on the average closing price of Frontier common stock during a 20-trading day valuation period prior to completion of the merger.

What will happen if Frontier’s common stock has a price less than $21.00 per share as of the effective time?

The merger agreement includes a so-called “walk-away” provision designed to protect WBC’s shareholders in the event Frontier’s stock price declines below $21.00 during a 10-business day period ending six business days prior to the date of the special meeting. In that event, WBC may notify Frontier that it intends to terminate the merger if Frontier does not agree to increase the value of consideration to be received by WBC shareholders to at least $19.41 per share. If Frontier agrees to increase the consideration, a process known as “filling,” the actual amount of the increase will be determined based on the average closing price of Frontier common stock during a 20-trading day valuation period prior to completion of the merger. If Frontier declines such a request, WBC would have a right, but not an obligation, to terminate the merger agreement. There can be no assurance that Frontier would accede to such a request by WBC. While WBC would, in such circumstances, have a right to terminate the merger agreement, WBC’s board of directors would, in the course of exercising their fiduciary duties to WBC’s shareholders determine its response based upon the overall circumstances existing at the time, and were WBC to continue with the merger, the amount of cash and stock to be received by WBC’s shareholders may have a value less than $19.41 per share.

How has the recent volatility in Frontier’s stock price, and the stock of other banks, affected the merger?

As of the date of this proxy statement/prospectus, notwithstanding the recent volatility in stock prices, the boards of directors of WBC and Frontier continue to fully support the merger and to believe that this transaction remains in the best interests of their respective companies and shareholders.

As of September 25, 2007, the day prior to the public announcement of the merger, Frontier’s and WBC’s stock closed at $23.67 and $15.55, respectively. Soon after the merger was announced, as is typical in merger transactions WBC’s stock price rose to reflect the 35% premium over the previous market price Frontier had agreed to pay, reaching its 12 month high of $21.00 on October 5, 2007, and Frontier’s stock closed at $24.70.

Later in the Fall of 2007, banking stocks began falling out of favor with investors and declining in price. On January 17, 2008, when Frontier’s stock was trading near its 12 month low at $15.74—$5.26 less than the $21.00 collar—Frontier’s chief executive officer met with WBC’s board of directors and advised the board that if Frontier’s stock remained at such a low price, Frontier would not increase the merger consideration to $19.41 because the substantial, unanticipated decrease in its stock price, and therefore the additional shares Frontier would have to issue, would dilute the interests of Frontier’s existing shareholders in its earnings and book value.

Since that meeting, Frontier’s stock price increased to $20.38 as of February 1, 2008, which is still below the $21.00 collar. The decline in Frontier’s stock price from the announcement of the merger to February 1, 2008, the most recent date for which it was practicable to obtain price data prior to the mailing of this proxy statement/prospectus, is consistent with the decline in the general market, and in particular the decline in bank stocks nationally and in community bank stocks in the Pacific Northwest, that occurred in this period, as illustrated by the following table:

Stock Performance From September 25, 2007 to February 1, 2008

Percentage Increase (Decrease)

Frontier	(13.9)

Frontier Peer Group (see page 40)	(25.5)

NASDAQ Bank Index	(8.2)

S&P Bank Index	(18.8)

S&P 500 Index	(8.0)

The volatility in the price of Frontier’s and other banks’ stocks may continue between now and the effective time of the merger.

If prior to the special meeting the average price of Frontier’s stock is below $21.00 and Frontier declines to increase the merger consideration such that the WBC shareholders receive a combination of cash and stock totaling at least $19.41 per share, WBC’s board of directors intends to request that Sandler O’Neill deliver an opinion as of a date on or near the time of the special meeting, that the merger consideration is as of the date of that opinion fair, from a financial point of view, to WBC and its shareholders. If in its reasonable business judgment and consistent with its fiduciary duties to WBC and its shareholders, the board of directors determines after consultation with its advisors, that, as of the scheduled date of the special meeting, the merger remains in the best interest of WBC and its shareholders, the board will either decline to exercise or waive the walk-away option, or submit the transaction to be voted on at the special meeting at a price of less than $19.41 per WBC share if the board has exercised the walk-away and Frontier has declined to fill. In the event Frontier declines to fill, WBC shareholders can estimate the per-share consideration to be received in the merger by multiplying the Frontier average closing price (measured over a 20-trading day period ending on the sixth business day preceding the effective time of the merger) by .6873, and adding $4.9792, although these amounts will change somewhat as a result of additional option shares issued by WBC after the date of the merger agreement.

The parties intend to issue a joint announcement shortly before the scheduled date of the special meeting, which will also be posted on the companies’ Internet website at www.wibank.com and www.frontierbank.com, disclosing the estimated merger price and, if applicable, whether WBC’s board has exercised the walk-away and Frontier has agreed to fill, or any negotiated price mutually agreed upon by the parties prior to the special meeting. WBC shareholders should recognize, however, that the actual value of the merger consideration received will continue to change, both before and after the effective time of the merger, based on continuing changes in Frontier’s stock price. WBC shareholders can withdraw their proxies and exercise their statutory dissenters’ rights, as explained in “The Merger—Dissenters’ Rights”, prior to the vote on the merger, and vote against the merger.

Will I get the form of consideration that I want?

Not necessarily. Frontier intends to pay a fixed amount of cash and issue a specified number of shares of Frontier common stock. Therefore, if too many shareholders elect one form of consideration over the other, elections are subject to the election and allocation procedures described in this proxy statement/prospectus. Due to these limitations, you may not receive the form of merger consideration that you elect unless you elect to receive a combination of cash and stock based on the overall mix of cash and stock issued in the merger. See “The Merger-Allocation” beginning on page 56 for a more detailed discussion of allocation procedures under the merger agreement.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of WBC common stock in the merger, as measured during the valuation period, regardless of whether you elect to receive cash or stock. As the value of Frontier stock fluctuates with its trading price, however, the value of the stock you receive for a WBC share likely will not be the same as the cash to be paid per share on any given day before the merger.

How do I elect the form of consideration I prefer to receive?

Prior to the anticipated completion of the merger, you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. To make your election, you must submit an election form, any other transmittal materials and, if you hold certificates for your WBC shares, your stock certificates, to Frontier’s exchange agent by the deadline specified in the instructions.

May I change my election once it has been submitted?

Yes. You may change your election so long as your new election is received by the exchange agent prior to the election deadline.

What happens if I do not make an election prior to the deadline?

If you fail to submit a valid form of election to the exchange agent prior to the election deadline, then you will be deemed to have made no election and will be deemed to have elected the form of consideration that minimizes oversubscription for cash or Frontier common stock.

When will the merger occur?

We presently expect to complete the merger early in the second quarter of 2008. The merger will occur after approval of the shareholders of WBC is obtained and the other conditions to the merger are satisfied or waived. Frontier and WBC are working toward completing the merger as quickly as possible.

When should I send in my stock certificates?

Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND ELECTION FORM REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.

What are the tax consequences of the merger to me?

We expect that for United States federal income tax purposes, the merger will be considered a tax-free reorganization, which means that to the extent you receive shares of Frontier common stock in exchange for your shares of WBC common stock, you will not recognize any taxable gain or loss and will have a carry-over basis and holding period from your WBC shares. To the extent you receive cash in the merger, you will recognize gain or loss. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.

Questions and Answers About the Special Meeting of Shareholders

When and where will the special meeting take place?

WBC will hold a special meeting of its shareholders on March 27, 2008, at 9:00 a.m., at the Whidbey Island Bank Operations Center Community Room, located at 321 SE Pioneer Way, Oak Harbor, Washington 98277.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting. Alternatively, you may vote your shares by going to the website listed on the enclosed proxy card, or by telephone by calling the toll-free number listed on the enclosed proxy card.

How do I vote my shares held in the Whidbey Island Bank 401(k) Plan?

If you hold WBC shares in the Whidbey Island Bank 401(k) Plan, you will receive a voting instruction form from the plan administrator covering your plan shares. If you fail to properly instruct the plan trustee how to vote your plan shares, the plan trustee will vote your shares in the same proportion as the shares for which voting directions have been received, unless the trustee is required by law to exercise its discretion in voting such shares.

Why is my vote important?

Approval of the merger agreement requires the affirmative vote of at least 6,306,212 shares, representing two-thirds of the outstanding shares of WBC common stock. Therefore, if you fail to vote, that will have the same effect as voting against approval of the merger agreement.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	you may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	you may complete and submit a new proxy card; or

•	you may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to WBC’s secretary prior to the special meeting.

If you have voted your shares via the Internet or by telephone, you can revoke your prior Internet or telephone vote by timely recording a different vote, or by signing and timely returning a proxy card dated as of a date later than your last Internet or telephone vote.

If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

The board of directors of WBC has set February 8, 2008, as the record date for the meeting. If you were the owner of WBC common stock at the close of business on February 8, 2008, you may vote at the meeting.

How soon after the merger is completed can I expect to receive my cash and/or Frontier common stock?

Frontier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What do I need to do now?

You should carefully read this proxy statement/prospectus, including the appendices, for important information about the merger, the companies and the special meeting of shareholders.

Additional information about Frontier and WBC that may be important to you is incorporated by reference into this document from documents separately filed by those companies with the Securities and Exchange Commission, or SEC. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC. You can find those documents online on the SEC website at http://www.sec.gov.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at WBC’s special meeting of shareholders.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What risks should I consider?

You should review carefully our discussion of “Risk Factors” beginning on page 24. You should also review the factors considered by WBC’s board of directors in approving the merger agreement. See “The Merger—Background of the Merger” beginning on page 32 and “The Merger-Reasons of WBC for the Merger” beginning on page 34.

Who can answer any questions I may have about the special meeting or the proposed merger?

You can call Richard A. Shields, WBC’s chief financial officer, or Shelly L. Angus, WBC’s corporate secretary, at (360) 679-3121.

Where can I get additional copies of proxy materials or get assistance in voting my shares?

To get additional copies of proxy materials or help in voting your shares, call WBC’s transfer agent, Computershare Trust Company at (800) 962-4284 or (303) 262-0600.

This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of WBC upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The date of this proxy statement/prospectus is February 8, 2008.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Frontier’s and WBC’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	inflation, interest rate, market and monetary fluctuations;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	risks associated with our growth and expansion strategy and related costs;

•	increased lending risks associated with our high concentrations of real estate loans;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	technological changes;

•	regulatory or judicial proceedings; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under “Risk Factors,” and in Frontier’s annual reports on Form 10-K filed with the SEC for the year ended December 31, 2006, and to be filed in February 2008 with the SEC for the year ended December 31, 2007.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Frontier or WBC or any person acting on behalf of Frontier or WBC are expressly qualified in their entirety by the cautionary statements above. Neither Frontier nor WBC undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FRONTIER

The following table sets forth selected historical consolidated financial data for Frontier. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

($ in thousands, except per share data)

	(Unaudited) At or for the Nine Months Ended September 30		At or for the Years Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Summary of Operations:
Interest income	$220,268	$182,767	$250,144	$178,886	$140,228	$135,201	$138,859
Interest expense	83,158	62,615	86,942	51,736	34,939	37,829	45,581

Net interest income	137,110	120,152	163,202	127,150	105,289	97,372	93,278
Provision for loan losses	5,400	5,200	7,500	4,200	3,500	4,250	6,300

Net interest income after provision for loan losses	131,710	114,952	155,702	122,950	101,789	93,122	86,978
Noninterest income	9,507	12,220	15,623	13,075	13,944	12,757	10,143
Noninterest expense	56,790	49,445	67,046	58,112	50,725	46,219	42,860

Income before provision for income taxes	84,427	77,727	104,279	77,913	65,008	59,660	54,261
Provision for income taxes	28,506	26,368	35,369	26,329	21,963	20,053	18,247

Net Income	$55,921	$51,359	$68,910	$51,584	$43,045	$39,607	$36,014

Basic earnings per share	$1.24	$1.14	$1.53	$1.21	$1.03	$0.95	$0.84
Diluted earnings per share	$1.23	$1.13	$1.52	$1.21	$1.02	$0.94	$0.83
Cash dividends paid per share	$0.48	$0.35	$0.50	$0.40	$0.34	$0.31	$0.27
Statement of Financial Condition:
Total assets	$3,584,434	$3,153,912	$3,238,464	$2,640,275	$2,243,396	$2,075,393	$1,943,727
Net loans receivable and loans held for sale	$3,273,123	$2,789,007	$2,867,351	$2,355,419	$1,945,324	$1,742,160	$1,630,509
Total deposits	$2,817,427	$2,460,681	$2,453,632	$2,061,380	$1,795,842	$1,667,017	$1,560,876
Total borrowings	$333,153	$286,617	$368,846	$260,813	$185,293	$180,119	$171,930
Shareowners’ equity	$398,137	$382,816	$395,283	$296,097	$254,230	$219,406	$198,863
Book value per share	$9.04	$8.45	$8.72	$6.94	$6.03	$5.26	$4.70
Key Operating Ratios(1):
Return on average assets	2.19%	2.28%	2.27%	2.09%	1.98%	1.96%	1.94%
Return on average shareowners’ equity	19.14%	19.21%	18.91%	18.75%	18.35%	19.23%	18.36%
Average shareowners’ equity to average assets	11.46%	11.87%	11.98%	11.16%	10.76%	10.21%	10.57%
Net interest margin(2)	5.64%	5.66%	5.78%	5.75%	5.27%	5.07%	5.47%
Tax equivalent effect	0.04%	0.04%	0.03%	0.05%	0.05%	0.05%	0.05%

Tax equivalent net interest margin(3)	5.68%	5.70%	5.81%	5.80%	5.32%	5.12%	5.52%

Ratio of non-performing assets to total assets(4)	0.35%	0.24%	0.27%	0.19%	0.63%	0.52%	0.98%
Dividend payout ratio	39.0%	31.0%	32.9%	33.1%	33.3%	33.0%	32.5%

(1)	Ratios have been annualized.

(2)	Net interest margin equals net interest income as an annualized percentage of total average interest-earning assets.

(3)	Tax equivalent is a non-GAAP performance measurement used by management in operating the business. Management believes this provides investors with a more accurate picture of the net interest margin for comparative purposes.

(4)	Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

SELECTED HISTORICAL FINANCIAL INFORMATION OF WBC

The following table sets forth selected historical consolidated financial data for WBC. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

WASHINGTON BANKING COMPANY AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

($ in thousands, except per share data)

	(Unaudited) At or for the Nine Months Ended September 30		At or for the Years Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Summary of Operations:
Interest income	$46,342	$40,410	$55,185	$45,582	$38,319	$35,803	$34,713
Interest expense	18,260	12,847	18,441	11,566	8,837	8,737	10,657

Net interest income	28,082	27,563	36,744	34,016	29,482	27,066	24,056
Provision for loan losses	2,200	2,050	2,675	2,250	3,500	3,200	3,866

Net interest income after provision for loan losses	25,882	25,513	34,069	31,766	25,982	23,866	20,190
Noninterest income	5,680	5,481	7,250	7,507	6,816	5,969	5,097
Noninterest expense	20,620	19,831	27,530	25,225	23,637	21,070	17,231

Income before provision for income taxes	10,942	11,163	13,789	14,048	9,161	8,765	8,056
Provision for income taxes	3,394	3,483	4,298	4,580	2,985	2,798	2,719

Net Income	$7,548	$7,680	$9,491	$9,468	$6,176	$5,967	$5,337

Basic earnings per share	$0.80	$0.83	$1.03	$1.04	$0.69	$0.67	$0.62
Diluted earnings per share	$0.79	$0.81	$1.00	$1.00	$0.66	$0.65	$0.59
Cash dividends paid per share	$0.17	$0.15	$0.20	$0.18	$0.18	$0.14	$0.13
Statement of Financial Condition:
Total assets	$867,413	$789,077	$794,545	$725,976	$657,724	$581,741	$535,412
Net loans receivable and loans held for sale	$772,845	$705,593	$711,990	$624,277	$580,318	$502,054	$431,189
Total deposits	$766,308	$700,720	$703,767	$637,489	$563,001	$501,497	$462,995
Total borrowings	$25,774	$18,007	$18,082	$25,007	$20,007	$27,500	$30,000
Shareholders’ equity	$71,722	$64,435	$66,393	$57,849	$49,591	$44,360	$39,432
Book value per share(5)	$7.63	$6.94	$7.07	$6.27	$5.48	$4.97	$4.53
Key Operating Ratios(1)(5):
Return on average assets	1.22%	1.38%	1.25%	1.37%	0.98%	1.06%	1.09%
Return on average shareholders’ equity	14.74%	16.92%	15.36%	17.87%	13.37%	14.43%	14.41%
Average shareholders’ equity to average assets	8.29%	8.15%	8.17%	7.65%	7.36%	7.33%	7.57%
Net interest margin(2)	4.87%	5.31%	5.20%	5.29%	5.07%	5.13%	5.27%
Tax equivalent effect	0.08%	0.03%	0.05%	0.04%	0.05%	0.06%	0.07%

Tax equivalent net interest margin(3)	4.95%	5.34%	5.25%	5.33%	5.12%	5.19%	5.34%

Ratio of non-performing assets to total assets(4)	0.31%	0.52%	0.50%	0.30%	0.61%	0.80%	0.71%
Dividend payout ratio	21.26%	18.15%	19.58%	16.97%	23.24%	21.63%	20.37%

(1)	Ratios have been annualized.

(2)	Net interest margin equals net interest income as an annualized percentage of total average interest-earning assets.

(3)	Tax equivalent is a non-GAAP performance measurement used by management in operating the business. Management believes this provides investors with a more accurate picture of the net interest margin for comparative purposes.

(4)	Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

(5)	Per share data adjusted for the 5-for-4 stock split distributed by WBC on September 6, 2006, the 4-for-3 stock split distributed May 17, 2005, the 15% stock dividend distributed February 26, 2004 and the 10% stock dividend distributed October 24, 2002.

PRO FORMA SELECTED COMBINED UNAUDITED FINANCIAL INFORMATION

The following table sets forth selected combined financial data for Frontier and WBC on an historical and pro forma basis reflecting the merger of Frontier and WBC, accounted for as a purchase as if the acquisition had occurred on September 30, 2007 with respect to the statement of financial condition data and as of January 1, 2006, with respect to the statement of income data. This information is only a summary based on the assumptions and adjustments explained in the notes to the table, and should be read in conjunction with the historical financial statements of Frontier, including the notes thereto, incorporated by reference in this proxy statement/prospectus, and the historical financial statements of WBC, including the notes thereto. See “Where You Can Find More Information.” The per share pro forma data in the following table is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date for which this pro forma data is presented.

We anticipate that the merger will provide the combined company with financial benefits that include increased revenues and reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of WBC’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of WBC will change the amount of the purchase price allocable to goodwill. Additionally, changes to WBC’s shareholders’ equity including net income and changes in the market value of Frontier’s common stock after December 31, 2006, through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

FRONTIER FINANCIAL CORPORATION AND WASHINGTON BANKING COMPANY PRO FORMA

CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION

($ in thousands, except share and per share data)

	As of or for the Nine Months Ended September 30, 2007						For the Year Ended December 31, 2006
	Frontier	WBC		Adjust- ments		Pro Forma Combined	Frontier	WBC	Adjust- ments		Pro Forma Combined
Statement of Income Data:
Interest income	$220,268	$46,342		($2,225	)(5)	$264,385	$250,144	$55,185	($2,126	)(5)	$303,203
Interest expense	83,158	18,260		—		101,418	86,942	18,441	—		105,383

Net interest income	137,110	28,082		(2,225)		162,967	163,202	36,744	(2,126)		197,820
Provision for loan losses	5,400	2,200		—		7,600	7,500	2,675	—		10,175

Net interest income after provision for loan losses	131,710	25,882		(2,225)		155,367	155,702	34,069	(2,126)		187,645
Noninterest income	9,507	5,680		—		15,187	15,623	7,250	—		22,873
Noninterest expense	56,790	20,620		1,724	(6)	79,134	67,046	27,530	2,299	(6)	96,875

Income before provision for income taxes	84,427	10,942		(3,949)		91,420	104,279	13,789	(4,425)		113,643
Provision for income taxes	28,506	3,394		(1,382	)(7)	30,518	35,369	4,298	(1,549	)(7)	38,118

Net Income	$55,921	$7,548		($2,567)		$60,902	$68,910	$9,491	($2,876)		$75,525

Per Common Share Data(8):
Earnings per share
Basic	$1.24	$0.80		—		$1.19	$1.53	$1.03	—		$1.48
Diluted	$1.23	$0.79		—		$1.18	$1.52	$1.00	—		$1.46
Book value per share (period end)	$9.04	$7.63		—		$10.59	$8.72	$7.07	—		$10.16
Cash dividends paid per share	$0.48	$0.17		—		$0.48	$0.50	$0.20	—		$0.50
Weighted average shares
Basic	45,105,224	—		5,916,430	(8)	51,021,654	45,009,526	—	5,916,430	(8)	50,925,956
Diluted	45,481,886	—		6,146,282	(8)	51,628,168	45,484,987	—	6,146,282	(8)	51,631,269
Outstanding Shares (period end)	44,047,950	—		5,916,430	(8)	49,965,380	45,350,316	—	5,916,430	(8)	51,266,746
Statement of Financial Condition Data (period end):
Cash and cash equivalents	$63,763	$20,984		($43,739	)(9)	$41,008
Interest-bearing deposits with other banks	—	278		—		278
Fed funds sold	3	4,600		—		4,603
Securities available for sale	99,469	16,908		(15,799	)(10)	100,578
FHLB stock, at cost	15,030	1,984		—		17,014
Securities held to maturity	3,534	—		—		3,534
Net loans receivable and loans held for sale	3,273,123	772,845		(6,904	)(4)	4,039,064
Goodwill and intangible assets	41,054	—		132,156	(2)	173,210
Other assets	88,458	49,814		—		138,272

Total assets	$3,584,434	$867,413		$65,714		$4,517,561

Total deposits	$2,817,427	$766,308		$408	(4)	$3,584,143
Borrowings	333,153	25,774		(1,055	)(4)	357,872
Other liabilities	35,717	8,446	(3)	2,235	(2)	46,398

Total liabilities	3,186,297	800,528		1,588		3,988,413

Shareholders’ equity	398,137	66,885	(3)	64,126		529,148

Total liabilities and shareholders’ equity	$3,584,434	$867,413		$65,714		$4,517,561

The following notes discuss the pro forma adjustments associated with the unaudited condensed combined financial information as of and for the periods ended September 30, 2007 and December 31, 2006 (in thousands of dollars, except share and per share information):

(1)	The merger will be accounted for using the purchase method of accounting in accordance with SFAS No. 141.

The total purchase price below was calculated by valuing Frontier common stock at $23.67 per share, the closing stock price as of September 25, 2007:

Frontier common shares to be issued as consideration	5,916,430
Frontier closing stock price at 9/25/07	$23.67

Purchase price for WBC common shares	$140,042
Additional value ascribed to WBC stock options and restricted stock units to be converted to Frontier stock	3,667

Total value of equity issued in the merger	143,709
Cash consideration per merger agreement	42,864

186,573

Cost basis in WBC stock previously acquired (782,506 shares)	3,101
Estimated fees and expenses directly related to the merger (a)	875

Total purchase price	$190,549

(a)	Includes attorney, accountant, consultant, and system conversion expenses incurred by Frontier.

(2)	The calculation of goodwill and intangible asset is as follows:

Purchase Price Allocation (in thousands)
Total purchase price (1)	$190,549
Adjusted WBC equity at 9/30/07 (3)	(66,885)
Fair value adjustment (4)	6,257
Estimated core deposit intangible asset	(12,644)
Deferred tax liability for fair values and core deposit intangible asset(b)	2,235

Estimated Goodwill	$119,512

Estimated Goodwill	$119,512
Estimated core deposit intangible asset	12,644

Total Goodwill and Intangible Assets	$132,156

(b)	Utilization of a 35% tax rate.

(3)	WBC Other liabilities and Shareholders’ equity as of September 30, 2007, were adjusted to reflect the accrual for payments under Change in Control Agreements and direct merger related costs incurred by WBC, as follows:

September 30, 2007
WBC Other Liabilities (unadjusted)	$3,609
Accrual for Change in Control Agreements	2,922
Accrual for estimated merger fees and expenses	1,915

Adjusted WBC Other Liabilities (adjusted)	$8,446

September 30, 2007
WBC Shareholder’s Equity (unadjusted)	$71,722
Accrual for Change in Control Agreements	(2,922)
Accrual for estimated merger fees and expenses	(1,915)

Adjusted WBC Shareholder’s Equity (adjusted)	$66,885

(4)	SFAS No. 141 requires that the total purchase price consideration for WBC is calculated using the fair value of the assets acquired and liabilities assumed in the merger. These adjustments relate to the estimated fair values of the WBC loans (excluding the allowance for loan loss), deposits and borrowings at September 30, 2007.

The final purchase price allocation will not be completed until later in 2008 after the completion of appraisals on the assets and liabilities acquired. Therefore, the allocation may change with the completion of these appraisals.

(5)	The pro forma adjustment is estimated reduction in interest income due to cash paid out in connection with the merger (9), using average federal funds rates of 5.19% and 4.96% for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

(6)	The pro forma adjustment to noninterest expense includes the amortization of the core deposit intangible of $1,724 for the nine months ended September 30, 2007, and $2,299 for the year ended December 31, 2006. The estimated core deposit intangible as a result of the merger is $12,644. The core deposit intangible is amortized based on the sum of the years’ digits amortization method over 10 years. Based on a 35% tax rate, a deferred tax liability of $4,425 was calculated for the estimated core deposits intangible, which was partially offset by a deferred tax asset of $2,190 for the fair value adjustments (4).

(7)	Pro forma income tax expense was calculated using a marginal tax rate of 35%.

(8)	The basic weighted average shares outstanding for the nine months ended September 30, 2007, and for the year ended December 31, 2006, represent the 5,916,430 shares of Frontier stock issued for WBC stock. The diluted weighted average shares outstanding for the same periods, includes the 5,916,430 shares plus the potential dilution of common share equivalents, using an estimated exchange ratio of 0.90 (see page 50).

(9)	The pro forma adjustment to cash and cash equivalents of $43,739 as of September 30, 2007, relates to cash consideration paid in connection with the merger ($42,864) and directly related fees and costs incurred by Frontier ($875).

(10)	The pro forma adjustment to available-for-sale securities of $15,799 as of September 30, 2007, relates to the accumulated fair value adjustments over historical costs of Frontier’s previously acquired 782,506 shares of WBC stock at September 30, 2007. In accordance with SFAS No. 141, Frontier’s historical cost in its previously acquired non-controlling equity investment in WBC is included in the total purchase price to be allocated to the net assets acquired from WBC (1).

RECENT DEVELOPMENTS

Frontier’s Fourth Quarter and 2007 Financial Results (Unaudited). On January 24, 2008, Frontier announced its results of operations for the fiscal quarter and year ended December 31, 2007, which are unaudited. Frontier’s net income was $18.0 million in the fourth quarter of 2007 compared with net income of $17.6 million in the fourth quarter of 2006. On a diluted earnings per year basis, earnings were $0.40 compared with $0.38 a year ago.

In the 2007 fiscal year, net income was $73.9 million, or diluted earnings per share of $1.62, compared with $68.9 million, or $1.52 per share, in 2006.

For the year ended December 31, 2007, net charge-offs were $920 thousand, compared to $2.9 million in 2006. As of December 31, 2007, net loans were $3.6 billion, compared to $2.9 billion a year earlier, total deposits were $2.9 billion, compared to $2.5 billion a year earlier, and total stockholders’ equity was $460 million, compared to $395 million a year earlier.

Frontier’s annual report on Form 10-K for the fiscal quarter and year ended December 31, 2007 is expected to be filed with the SEC by February 29, 2008. We urge you to review the latest available financial information about Frontier prior to the special meeting. These reports are incorporated by reference in this proxy statement/prospectus. See “Where Can You Find More Information” on page 85.

Bank of Salem Transaction. Frontier completed the acquisition of The Bank of Salem located in Salem, Oregon, on November 30, 2007. As of the closing date, Bank of Salem had $200.0 million in total loans, $8.6 million in investments, 169.5 million in deposits and $27.0 million in shareholders’ equity.

WBC’s Fourth Quarter Financial Results (Unaudited). On January 23, 2008, WBC announced its results of operations for the fiscal quarter and year ended December 31, 2007, which are unaudited. WBC’s net income was $1.9 million in the fourth quarter of 2007 compared with net income of $1.8 million in the fourth quarter of 2006. On a diluted earnings per year basis, earnings were $0.19 compared with $0.19 a year ago.

In the 2007 fiscal year, net income was $9.4 million, or diluted earnings per share of $0.99, compared with $9.5 million, or $1.00 per share, in 2006.

For the year ended December 31, 2007, net charge-offs were $1.9 million, compared to $1.4 million in 2006. As of December 31, 2007, net loans were $795 million, compared to $710 million a year earlier, total deposits were $758 million, compared to $704 million a year earlier, and total stockholders’ equity was $74 million, compared to $66 million a year earlier.

COMPARATIVE PER COMMON SHARE DATA

The following table shows selected historical per share information for Frontier common stock on a historical and pro forma combined basis and for WBC common stock on a historical and pro forma equivalent basis. The pro forma equivalent per share data for WBC is calculated as of September 25, 2008 by valuing the Frontier common stock at $23.67 per share, multiplying this value by the 5,916,430 shares of Frontier common stock being issued in the merger based on such price, and adding to this amount the cash consideration of $42,864,003. This total consideration is then divided by the total number of WBC shares outstanding as of September 25, 2007 excluding the 782,506 shares held by Frontier (8,608,653 shares), as well as the consideration for stock options and RSUs. This results in a WBC equivalent price per share of $21.25, which divided by the $23.67, results in an exchange ratio of 0.90. The pro forma equivalent per share data for WBC as of February 1, 2008, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus, is calculated in the same manner based on the price of $20.38 on such date.

	Frontier		WBC
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent September 25, 2007	Pro Forma Equivalent , 2007
Earnings Per Share
Basic
Nine Months Ended September 30, 2007	$1.24	$1.19	$0.80	$1.07
Year Ended December 31, 2006	$1.53	$1.48	$1.03	$1.33
Diluted
Nine Months Ended September 30, 2007	$1.23	$1.18	$0.79	$1.06
Year Ended December 31, 2006	$1.52	$1.46	$1.00	$1.31
Cash Dividends Declared Per Share
Nine Months Ended September 30, 2007	$0.48	$0.48	$0.17	$0.43
Year Ended December 31, 2006	$0.50	$0.50	$0.20	$0.45
Book Value Per Share
September 30, 2007	$9.04	$10.59	$7.63	$9.53
December 31, 2006	$8.72	$10.16	$7.07	$9.14

COMPARATIVE STOCK PRICES AND DIVIDENDS

Frontier. Frontier common stock is quoted on the Nasdaq Global Select Market™ under the symbol “FTBK.” The table below sets forth the high and low sales prices of Frontier common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the two most recent fiscal years and the first three quarters of 2007.

	Frontier Common Stock
	High	Low	Cash Dividends Paid Per share
2007
Third Quarter	$26.17	$20.17	$0.165
Second Quarter	$26.92	$22.21	$0.160
First Quarter	$29.97	$24.71	$0.155

	Frontier Common Stock
	High	Low	Cash Dividends Paid Per share
2006
Fourth Quarter	$31.33	$25.36	$0.150
Third Quarter	$28.00	$21.78	$0.120
Second Quarter	$23.96	$20.82	$0.117
First Quarter	$22.43	$20.38	$0.113
2005
Fourth Quarter	$22.33	$17.33	$0.110
Third Quarter	$20.17	$16.88	$0.107
Second Quarter	$17.38	$15.66	$0.093
First Quarter	$17.78	$16.22	$0.091

The timing and amount of future dividends, if any, paid by Frontier is subject to determination by the board of directors of Frontier in its discretion and will depend on earnings, cash requirements and the financial condition of Frontier and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors.

As of February 8, 2008, the                      outstanding shares of Frontier common stock were held by approximately                      holders of record.

WBC. WBC common stock is listed and traded on the Nasdaq Global Select Market™ under the symbol “WBCO.” Due to the limited trading activity, such transactions may not accurately reflect the actual market value of WBC common stock.

The following are the high and low adjusted closing prices for WBC’s stock as reported by the Nasdaq Global Select™ Market System and the quarterly cash dividends paid by WBC to its shareholders on a per share basis during 2007, 2006 and 2005, as adjusted for stock dividends and splits:

	WBC Common Stock
	High	Low	Cash Dividends Paid Per Share
2007
Fourth Quarter	$20.94	$14.90	$0.060
Third Quarter	$20.40	$13.01	$0.060
Second Quarter	$16.08	$14.46	$0.060
First Quarter	$16.79	$14.75	$0.050
2006
Fourth Quarter	$18.09	$16.13	$0.050
Third Quarter	$18.39	$15.20	$0.050
Second Quarter	$17.97	$14.42	$0.050
First Quarter	$15.52	$14.21	$0.050

	WBC Common Stock
	High	Low	Cash Dividends Paid Per Share
2005
Fourth Quarter	$14.80	$13.60	$0.045
Third Quarter	$15.79	$12.20	$0.045
Second Quarter	$12.12	$10.20	$0.045
First Quarter	$11.97	$10.65	$0.045

As of January 31, 2008, the 9,460,033 outstanding shares of WBC common stock were held by approximately 313 holders of record.

WBC has paid a discretionary quarterly cash dividend since 1998. The last dividend was $0.06 per share in January 2008. The merger agreement prohibits any cash dividends prior to completion of the merger, except for payment of regular quarterly cash dividends of not more than $0.06 per share through the calendar quarter in which the merger is completed and which will be in lieu of a quarterly dividend from Frontier with respect to such calendar quarter.

Since completion of its initial public offering in 1998, WBC has paid quarterly dividends. On October 24, 2002, WBC distributed a 10% stock dividend, and on February 26, 2004, it distributed a 15% stock dividend. In addition, WBC declared a 4-for-3 stock split, which was distributed on May 17, 2005 and a 5-for-4 stock split, which was distributed on September 6, 2006.

Recent Stock Price Data. The following table sets forth the closing prices per share for Frontier common stock, as reported on Nasdaq, and the sale price for WBC common stock, as reported on Nasdaq, and the equivalent pro forma per share price for WBC common stock on September 25, 2007, the last full trading day prior to the public announcement of the execution of the merger agreement, and on February 1, 2008, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus. Holders of WBC common stock are urged to obtain current market quotations for shares of Frontier common stock.

	September 25, 2007		February 1, 2008
Closing price per share:
Frontier	$23.67		$20.38
WBC	$15.55		$16.51
Equivalent pro forma price per share of WBC common stock	$21.25	(1)	$18.99	(2)

(1)

Computed by multiplying the Frontier closing price on September 25, 2007 by the 5,916,430 Frontier shares being issued in the merger, and adding to this amount the cash consideration of $42,864,003. This total consideration is then divided by the total number of WBC shares outstanding as of September 25, 2007, excluding the 782,506 shares held by Frontier (8,608,653 shares), as well as the consideration for stock options and RSUs. See “The Merger – Merger Consideration.”

(2)

Computed by multiplying the Frontier closing price on February 1, 2008 by the 5,916,430 Frontier shares being issued in the merger, and adding to this amount the cash consideration of $42,864,003. This total consideration is then divided by the total number of WBC shares outstanding as of September 25, 2007, excluding the 782,506 shares held by Frontier (8,608,653 shares), as well as the consideration for stock options and RSUs. This calculation assumes no fill by Frontier. See “Questions and Answers.”

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by Frontier and WBC, and the matters addressed under the caption “Forward-Looking Statements” on page 14, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement and which type of consideration to elect.

The merger agreement limits WBC’s ability to pursue other transactions and provides for payment of termination fees if it does.

While the merger agreement is in effect and subject to very narrow exceptions, WBC and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits WBC’s ability to seek offers from other possible acquirers which may be superior from a financial point of view, or otherwise more desirable. If WBC receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Frontier and the merger agreement is terminated, WBC would be required to pay a $7.5 million termination fee in most circumstances. This fee makes it less likely that a third party would make an alternative acquisition proposal.

You cannot be sure of the value of the merger consideration that you will receive, because the market price of Frontier common stock may fluctuate.

Upon completion of the merger, each share of WBC common stock will be converted into merger consideration consisting of shares of Frontier common stock or cash as provided in the merger agreement. The value of the merger consideration to be received by WBC shareholders will be based on the average closing price of Frontier common stock during the twenty trading day valuation period ending on the trading day immediately preceding the “determination date” which is the fifth business day prior to the completion of the merger. This average price may vary from the price of Frontier common stock on the date the merger was announced, the date that this document is mailed to WBC shareholders, the date of the special meeting of WBC shareholders and the date the merger is completed. Because Frontier is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Frontier common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

Moreover, the merger agreement contains a pricing collar that would adjust the cash consideration, the stock consideration, or both, if Frontier’s average common stock price during a specified measurement period is less than $21.00 per share or more than $27.00 per share. However, that collar affords pricing protection to WBC’s shareholders in the event of a decline in Frontier’s stock price only if, following a request to increase the amount of stock or cash contributed to the merger consideration, Frontier elects to effect such an increase. See “Questions and Answers.” If Frontier’s stock price is below $21.00 per share during the measurement period, and Frontier refuses a request from WBC to fill WBC would have a right, but not an obligation, to terminate the merger agreement. While WBC’s board of directors would, in such circumstances, have a right to terminate the merger agreement (and while WBC’s shareholders will retain the decision whether to approve the merger in such circumstances), that decision would be made in the exercise of the directors’ fiduciary duties, in light of the business, market conditions, risks and other circumstances affecting both WBC and Frontier at the time, and after consultation with its advisors. In the event Frontier declines to fill, WBC shareholders can estimate the per-share consideration to be received in the merger by multiplying the Frontier average closing price (measured over a 20-trading day period ending on the sixth business day preceding the effective time of the merger) by .6873, and adding $4.9792, although these amounts will change somewhat as a result of additional option shares issued by WBC after the date of the merger agreement.

Accordingly, at the time of the WBC special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of Frontier stock you would receive upon completion of the merger (although, if Frontier’s stock price during the measurement period is less than $21.00, we will have announced whether Frontier has agreed to fill). We urge you to obtain current market quotations for Frontier common stock.

You may not receive the form of merger consideration that you elect.

The merger agreement provides that the aggregate consideration to be received by WBC shareholders in the merger will be $42,864,003 in cash and 5,916,430 shares of Frontier common stock (subject to adjustment based on the average closing price of Frontier’s common stock during the valuation period) for all shares of WBC common stock outstanding (increased in respect of any shares of WBC common stock issued as a result of the exercise of WBC options or otherwise between the September 26, 2007 date of the merger agreement and the effective time. If elections are made by WBC shareholders that would result in their receiving more or less cash or Frontier common stock than these amounts, shareholders electing a form of consideration other than the split election may have the consideration of the form they selected reduced by a pro rata amount and may receive a portion of their consideration in the form that they did not elect. Moreover, even if you elect to receive the split of cash and stock, you will not know the exact percentages of cash and Frontier common stock that you will receive until after the completion of the merger.

For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger – Allocation” beginning on page 54.

This allocation mechanism may, among other things, result in tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See “The Merger – Certain Federal Income Tax Consequences” beginning on page 56.

We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.

The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Frontier and WBC. Frontier’s management originally estimated that approximately $5.4 million of annual pre-tax (or $3.5 million after-tax) cost savings would be realized from the merger in 2009. It is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Frontier and WBC in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Frontier and WBC have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

The market price of Frontier common stock may be affected by factors different from those affecting WBC common stock.

Upon completion of the merger, many holders of WBC common stock will become holders of Frontier common stock. Some of Frontier’s current businesses and markets differ from those of WBC and, accordingly, the results of operations of Frontier after the merger may be affected by factors different from those currently affecting the results of operations of WBC. For a discussion of the businesses of Frontier and WBC and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page 85.

Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

Future results of the combined companies may be materially different from those shown in the unaudited pro forma selected combined financial information (see page 18). We have estimated that the combined company will record approximately $5.7 million pre-tax (or $3.7 million after-tax) of merger-related expenses. Merger-related expenses consist of change in control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled “Pro Forma Condensed Combined Unaudited Financial Information” beginning on page 17.

Frontier may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

Frontier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Frontier’s acquisition strategy that could adversely impact net income. See “Businesses of the Parties to the Merger – Frontier” starting at page 72. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Frontier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Frontier will grow through acquisitions.

Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Frontier engages in significant acquisitions accounted for by the purchase method of accounting in the future, Frontier may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve.

In the future, Frontier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Frontier does not currently have any definitive understandings or agreements for any acquisitions material to Frontier other than the merger agreement with WBC.

Frontier has various anti-takeover measures that could impede a takeover of Frontier.

Frontier has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Frontier without the approval of Frontier’s board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Frontier common stock. See “Comparison of Shareholders’ Rights” on page 82. The anti-takeover measures include charter provisions providing for, among other things, the board’s authority to issue preferred stock; a “staggered” board of directors; the removal of directors only for “cause”; and restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals.

Frontier is subject to credit risk, particularly with respect to its high concentration of construction, land development and other real estate loans.

There are inherent risks associated with Frontier’s lending and trading activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where Frontier operates and the customers it serves. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. Frontier is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject Frontier to regulatory enforcement action that could result in the assessment against Frontier of civil money or other penalties.

As of December 31, 2006, approximately 84.7% of Frontier’s loan portfolio consisted primarily of loans secured by real estate, including commercial, construction, land development and mortgage loans. Approximately 54.0% of these real estate loans as of December 31, 2006 consisted of real estate construction and land development loans, which generally have a higher degree of risk than long-term financing of existing properties because repayment depends on the completion of the project and usually on the sale of the property. While the economy generally remains strong in western Washington, the housing market has slowed down recently, with weaker demand for housing, higher inventory levels and longer marketing times. A downturn in housing, or the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of Frontier’s collateral and its ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that Frontier would be required to increase its allowance for loan losses. If during a period of reduced real estate values Frontier is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce Frontier’s profitability and adversely affect the company’s financial condition. Although Frontier closely monitors and manages risk concentrations and utilizes various portfolio management practices, Frontier’s loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for probable loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Frontier’s financial condition and results of operations.

If the merger is not approved, WBC may experience adverse consequences.

WBC’s management has expended substantial time and effort in negotiating the merger agreement and the related arrangements connected with the transaction described in this proxy statement/prospectus. Moreover, WBC’s board of directors has agreed to certain arrangements intended to avert any unsolicited attempt to gain control of WBC during the pendency of this transaction, including certain breakup fees and expense reimbursements. Additionally, the merger reflects a substantial aspect of management’s strategic planning for WBC’s future. Were the merger not to be consummated, WBC would be forced to make substantial adjustments in its strategic plans, which would require additional management time and effort and which might not be successful. Therefore, if the merger is not consummated, WBC may experience adverse impacts on its strategic direction and its operating capabilities, and these impacts may be material. Finally, the termination or abandonment of the merger would likely have an adverse impact upon investors’ views as to the attractiveness of WBC’s common stock, which would likely result in a reduced market price for WBC’s common stock, and such reduction may be material.

Directors and officers of WBC have interests in the merger that are in addition to or different than the interests of other shareholders.

When considering the recommendation of WBC’s board of directors, you should be aware that some executive officers and directors of WBC have interests in the merger that are somewhat different from your interests. For example, certain officers and directors of WBC will receive change of control payments in connection with the merger and will receive a portion of the merger consideration for their shares of WBC stock. These arrangements may create potential conflicts of interest. These and certain other additional interests of WBC’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 46.

THE SPECIAL MEETING

PLACE, TIME AND DATE

WBC’s special meeting of shareholders will be held on Thursday, March 27, 2008, at 9:00 a.m., local time, at the Whidbey Island Bank Operations Center Community Room, located at 321 SE Pioneer Way, Oak Harbor, Washington 98277. This proxy statement/prospectus is being sent to holders of WBC common stock and is accompanied by a form of proxy that is being solicited by the WBC board of directors for use at the special meeting and any adjournment or postponement thereof.

PURPOSE

The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the merger agreement described herein and (ii) if necessary, to consider and act upon a proposal to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.

RECORD DATE; SHARES ENTITLED TO VOTE

The WBC board of directors has fixed the close of business on February     , 2008 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of WBC common stock of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of WBC common stock will be entitled to one vote. At the record date, there were 9,460,033 shares of WBC common stock outstanding and entitled to be voted at the special meeting.

VOTE REQUIRED

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of WBC common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of WBC shareholders at the special meeting. Valid proxies that are marked “Abstain,” and proxies without instructions submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement.

As of the record date, the directors and executive officers of WBC and their affiliates owned and have the right to vote an aggregate of 829,122 shares of WBC common stock, which represents 8.8% (excluding shares issuable upon the exercise of outstanding options) of the shares entitled to be voted at the special meeting. Each of the directors and certain executive officers of WBC has agreed to vote his or her shares for approval of the merger agreement.

PROXIES

Holders of WBC common stock may vote either in person or by proxy. Shares of WBC common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote against the merger agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of WBC knows of no such other matters.

Any proxy may be revoked by the record holder of the shares at any time before it is voted by delivering to the Corporate Secretary of WBC, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of WBC common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy. If your shares are held in street name, you must contact your broker if you wish to revoke your proxy or change your vote, and you will not be permitted to revoke your proxy at the meeting.

VOTING AND REVOCATION OF PROXIES

Voting in Person. If you are a shareholder of record, you can vote in person by ballot at the special meeting. Nonetheless, we recommend that you submit your proxy even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meting, you may vote by ballot, thereby canceling any proxy previously submitted. If your shares are held in the name of your bank, broker, custodian or other recordholder, you cannot vote at the special meeting unless you obtain a proxy, executed in your favor, from the recordholder.

Voting by Proxy. Your proxy card includes instructions on how to vote by proxy. If you properly give your proxy and submit it in time to vote, one of the individuals named as your proxy will vote your shares as you directed. You may vote for or against the proposal to approve the merger agreement or abstain from voting.

By Mail:	If you are a shareholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the return envelope which accompanied that proxy card.

If you sign and date your proxy without instruction on how to vote on the proposal to approve the merger agreement, your proxy will be voted “FOR” the proposal.

If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or other holder of record.

By Telephone:	If you are a shareholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:00 p.m., Pacific Time, on March 26, 2008. Please follow the voice prompts and confirm that your instructions have been properly recorded. The telephone voting procedures are designed to authenticate shareholders by using individual control numbers.

If you are a beneficial owner, please refer to your proxy card or the other information provided to you by your bank, broker, custodian or other holder of record to see if telephone voting is available.

By Internet:	If you are a shareholder of record, you can submit your proxy via the Internet by going to the website address on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:00 p.m. Pacific Time, on March 26, 2008. Please follow the prompts and confirm that your instructions have been properly recorded. The Internet voting procedures are also designed to authenticate shareholders by using individual control numbers.

If you are a beneficial owner, please refer to your proxy card or the other information provided to you by your bank, broker, custodian or other holder of record to see if Internet voting is available.

Revoking your Proxy. You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, you can revoke your proxy by:

•	Internet or telephone by following the instructions on your proxy card;

•	submitting another valid proxy bearing a later date;

•	attending the special meeting and voting your shares in person; or

•	delivering a written notice of revocation to WBC’s corporate secretary.

If your shares are held in the name of your bank, broker, custodian or other recordholder, you must contact the recordholder to revoke your proxy.

SOLICITATION OF PROXIES

The proxies for the special meeting are being solicited on behalf of the board of directors of WBC. The expense of soliciting proxies for the special meeting will be borne by WBC. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of WBC in person or by telephone, facsimile or other means of communication or through the services of a proxy solicitation firm. The estimated cost of a proxy solicitation firm is $15,000. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but both WBC’s directors and officers, and any proxy solicitation firm, will be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold WBC common stock on behalf of another will be asked to forward proxy materials and related documents to the beneficial owners of such stock, and WBC will reimburse them for their expenses in doing so.

VOTING BY PARTICIPANTS IN THE WHIDBEY ISLAND BANK 401(K) PLAN

WBC is sending separate voting instruction forms to all plan participants who hold WBC common stock in their accounts under the 401(k) Plan. These forms instruct Union Bank of California, N.A., which acts as trustee for the plan, to vote these shares in accordance with instructions from participants, or their beneficiaries, in the case of deceased participants. For shares as to which no voting instructions are received, the plan trustee will vote these shares in the same proportion as the shares for which voting directions have been received, unless the trustee is required by law to exercise its discretion in voting such shares.

Participants may revoke their voting instructions by executing and delivering to the plan trustee a duly executed form bearing a later date or by giving advance written notice to the plan trustee at:

Union Bank of California, N.A.

As Trustee for the Whidbey Island Bank 401(k) Plan

655 North Central Avenue, Suite 2300

Glendale, CA 91203

Telephone: (818) 662-1426

Facsimile: (818) 662-1302

Attention: Gary Olson, Assistant VP/Select Benefits, a Division of Union Bank of California

Email: gary.olson@uboc.com

Under the terms of the 401(k) Plan, only the plan trustee can vote the shares held under the plan, even if a participant or his or her beneficiaries attend the special meeting in person.

WBC has instructed the plan trustee to keep voting directions confidential and not to reveal participants’ votes to WBC or to Frontier, except for the aggregate voting totals for participants.

THE MERGER

The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.

TRANSACTION STRUCTURE

The merger agreement provides for the merger of WBC with and into Frontier, pursuant to which WBC’s shareholders will receive cash and Frontier common stock for their WBC common stock, as described below. The separate existence of WBC will cease upon completion of the merger. In addition, Whidbey Island Bank will merge with and into Frontier Bank. After the merger, the separate existence of Whidbey Island Bank will cease, and the branches of Whidbey Island Bank will operate and be known as branches of the Whidbey Island Bank Division of Frontier Bank.

The Frontier articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Frontier bylaws will be the bylaws of the combined company. The Frontier Bank articles of incorporation will be the articles of incorporation of the combined bank after completion of the merger, and the Frontier Bank bylaws will be the bylaws of the combined bank.

BACKGROUND OF THE MERGER

The WBC board of directors has from time to time in recent years engaged with WBC’s senior management in strategic reviews and considered ways to enhance the company’s financial performance and business prospects. These reviews have included discussions of developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. Periodically, the WBC board has considered the potential benefits and risks of business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures.

WBC’s board and senior management similarly evaluate the business climate and periodically consider combination transactions with third parties as possible strategies to maximize shareholder value.

On May 18, 2007, Frontier’s CEO, John J. Dickson, contacted WBC’s chairman, Anthony B. Pickering and its chief executive officer, Michal D. Cann about whether WBC would be interested in exploring a potential merger transaction with Frontier. At Mr. Pickering’s invitation, Mr. Dickson met with WBC’s board of directors on May 31, 2007, to discuss a potential transaction and pricing. Following the meeting, representatives of Frontier’s and WBC’s executive management teams met to discuss integration strategies, potential interest and non-interest expense savings, and financial projections.

Between May 19 and June 4, 2007, Mr. Cann contacted WBC’s attorneys and investment bankers, RBC Capital Markets, Inc., to solicit advice regarding the proposal. WBC’s board met with management and its advisors on May 22 and May 31, 2007 to discuss a potential response to Frontier’s inquiry, and on June 14, 2007 the company’s board decided to enter into negotiations and proceed with due diligence.

On July 23, 2007, Frontier sent a letter to Mr. Pickering outlining proposed terms for the merger. Frontier proposed a price of $19.51 per WBC share based on a fixed exchange ratio of 0.90 shares of Frontier for each share of WBC, payable approximately 75% in stock and 25% in cash, without collar or walk-away provisions.

After further discussions with WBC regarding the price and the mix of cash and stock to be received by the WBC shareholders, Frontier modified its offer in a letter from Mr. Dickson to Mr. Pickering dated August 21, 2007, to include a price of $21.50 per share (calculated based on Frontier’s recent stock price of $23.89), payable approximately 70% in stock and 30% in cash, with collar and walk-away provisions to be negotiated based on changes in the market price of Frontier’s common stock prior to closing. Mr. Pickering, with the approval of WBC’s other directors, accepted the revised terms at a board meeting held on August 23, 2007. Following extensive discussion among the directors concerning the potential advantages and risks of the proposed business combination and the desirability of continuing discussions with Frontier, the board unanimously authorized management to move forward with negotiations and due diligence regarding the Frontier offer. On September 5, 2007, the board authorized management to retain Sandler O’Neill & Partners, LP, or Sandler O’Neill, to provide a fairness opinion if a transaction were to be agreed upon.

Following due diligence of Frontier by WBC on September 13, 2007 and of WBC by Frontier on, September 8, 2007, the parties continued arm’s length negotiations regarding pricing, the mix of stock and cash to be received by WBC shareholders in the merger, and other issues raised by the proposed transaction. In addition, throughout the period from July 19, 2007, through September 25, 2007, other discussions continued among the senior management of the two companies regarding due diligence, integration of the operations, personnel and severance issues, and related matters.

On September 5, 2007, Mr. Dickson and Frontier’s attorneys provided to WBC and its attorneys for WBC’s consideration a draft of a term sheet outlining the major terms of the proposed business combination between Frontier and WBC, including a price set at $21.50, based on a 10-day price average of $23.89 for Frontier common stock, with the price ranging from $21.50 to $19.68 for each share of WBC stock (based on the Frontier average closing price) and an overall mix of consideration in the transaction of approximately 75% stock and 25% cash. The parties and their counsel discussed the issues raised by the term sheet, including the treatment of Frontier’s shares, the price collar, the overall percentages of cash and Frontier common stock to be received by WBC’s shareholders; stock options; the noncompetition/nonsolicitation covenants to be provided by WBC’s directors; proposed terms of noncompetition/nonsolicitation agreements between Frontier and four of its executive officers: Michal D. Cann, Richard A. Shields, John L. Wagner and Joseph W. Niemer; employee and severance benefits to be provided to WBC’s employees; the amount of and events triggering the termination fee payable by WBC if the merger were not completed; and the conditions under which WBC has the right to terminate the merger agreement.

The parties agreed in principle upon the term sheet on September 12, 2007. Counsel for Frontier forwarded to WBC’s counsel for review and comment an initial draft of the merger agreement on September 17, 2007.

During the period from September 17, 2007, to September 26, 2007, counsel for WBC and Frontier negotiated the precise wording of the terms of the merger agreement, the noncompetition/nonsolicitation agreements, the directors’ voting and noncompete agreements, and other ancillary documents in light of the parties’ negotiations. All substantive issues regarding the business combination transaction were resolved by September 26, 2007, and draft disclosure schedules were exchanged by the parties on that date.

On September 26, 2007, the WBC board held a special meeting to review the definitive merger agreement. WBC’s counsel advised the board as to the fiduciary duties of directors and explained the significant terms of the merger agreement and the ancillary agreements. RBC Capital Markets, Inc. again reviewed the reasons for and the potential benefits of the business combination with Frontier. The Sandler O’Neill representative made a presentation regarding the financial terms of the transaction and the fairness, from a financial point of view, of the consideration to be paid by Frontier in the merger to the shareholders of WBC, and management updated the directors regarding the merger timeline and communication plan. After discussion and detailed consideration of the merger agreement and of the factors discussed below under “—Reasons of WBC for the Merger,” the WBC directors, all of whom were present, unanimously approved and authorized the execution of the merger agreement.

In the Fall of 2007, after the merger was announced, banking stocks began falling out of favor with investors and the stock of Frontier and other banks, including other community bank stocks began declining in price. On January 17, 2008 when Frontier’s stock was trading near its 12 month low at $15.74—$5.26 less than the $21.00 collar in the merger agreement (see “The Merger—Termination of the Merger Agreement”), Frontier’s chief executive officer met with WBC’s board of directors and advised the board that if Frontier’s stock remained at such a low price, Frontier would not increase the merger consideration to $19.41 because the substantial, unanticipated decrease in its stock price, and therefore the additional shares Frontier would have to issue, would dilute the interests of Frontier’s existing shareholders.

On January 23, 2008, and again on January 24, 2008, WBC’s board met to discuss the decline in Frontier’s stock price and its potential effect on the transaction, and notwithstanding the recent volatility in stock prices, reaffirmed its support of the merger as being in the best interests of WBC and its shareholders. See “Questions and Answers.”

REASONS OF WBC FOR THE MERGER

The WBC board of directors believes the merger is in the best interests of WBC and the WBC shareholders. The WBC board unanimously recommends that WBC shareholders vote for the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.

In reaching its determination to adopt the merger agreement, the WBC board consulted with WBC’s management and its financial and legal advisors, and considered a number of factors. Following is a description of the material factors that the WBC board believes favor the merger:

•

the WBC board’s assessment of the business, operations, capital level, asset quality, financial condition and earnings of Frontier on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings. This assessment was based in part on presentations by RBC Capital Markets, Inc., WBC’s investment banker, Sandler O’Neill, whom WBC retained to issue a fairness opinion, and WBC’s management and the results of the due diligence investigation of Frontier conducted by WBC’s management and financial and legal advisors;

•

the historical stock price performance and liquidity of Frontier common stock, and the resulting relative interests of WBC shareholders and Frontier shareholders in the common equity of the combined company;

•

the value to be received by holders of WBC common stock pursuant to the merger agreement in relation to the historical trading prices of WBC common stock, as compared to other similar transactions of a comparable nature in the view of the board’s financial advisor;

•	the financial and growth prospects for WBC and its shareholders of a business combination with Frontier as compared to continuing to operate as a stand-alone entity;

•

the information presented by RBC Capital Markets and Sandler O’Neill to the WBC board with respect to the merger and the opinion of Sandler O’Neill that, as of the date of that opinion, the merger consideration was fair to the holders of WBC common stock from a financial point of view (see “—Summary of Fairness Opinion Provided to Washington Banking Company” on page 36);

•

the WBC board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of WBC and Frontier possess complementary skills and expertise;

•	Frontier’s history of paying a higher rate of cash dividends on its common stock than WBC (see “Pro Forma Condensed Combined Unaudited Financial Data – Per Common Share Data” on page 18);

•

the current and prospective economic and competitive environment facing the financial services industry generally, and WBC in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as WBC;

•	the expected impact of the merger on the constituencies served by WBC and Whidbey Island Bank, including their employees, customers, suppliers and communities;

•

the benefits to WBC and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources to remain competitive over the long term and be able to capitalize on technological developments which significantly impact industry competitive conditions;

•

the fact that Frontier has agreed to: (i) employ Michal D. Cann, presently President and Chief Executive Officer of WBC, as Regional Manager, Whidbey Island Bank Division of Frontier, and (ii) appoint a member of the board of directors of WBC as a director of Frontier, which are expected to provide a degree of continuity and involvement by WBC constituencies following the merger, in furtherance of the interests of WBC’s shareholders, customers and employees;

•	the employee and severance benefits to be provided to WBC employees and career opportunities in a larger organization;

•	the expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “—Certain Federal Income Tax Consequences” on page 56);

•

the likelihood of being able to effectively complete the merger, including the fact that Frontier has existing resources including, if necessary, proceeds from its issuance of trust preferred securities to fund the cash portion of the merger consideration; and

•	the WBC board’s assessment, with the assistance of counsel, concerning the likelihood that Frontier would obtain all regulatory approvals required for the merger.

In the course of its deliberations regarding the merger, the WBC board also considered the following information that the WBC board determined did not outweigh the benefits to WBC and its shareholders expected to be generated by the merger:

•	the federal income tax consequences to WBC shareholders who receive cash in exchange for their shares of WBC common stock in the merger;

•	that the directors and officers of WBC have interests in the merger in addition to their interests generally as WBC shareholders (see “—Interests of Certain Persons in the Merger” on page 46);

•

the effect of the walk-away provision allowing WBC to terminate the merger agreement if during a 10 day measurement period prior to the special meeting, Frontier’s average share price is less than $21.00, including the risk that Frontier may not choose to increase the merger consideration to ensure a price of $19.41 per WBC share; and

•

the effect of a termination fee of up to $7.5 million in favor of Frontier, including the risk that the termination fee might discourage third parties from offering to acquire WBC by increasing the cost of a third party acquisition.

The WBC board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

REASONS OF FRONTIER FOR THE MERGER

The merger with WBC will allow Frontier to expand its commercial banking franchise into Island County and increase its presence in the fast-growing Bellingham community and other markets North of

Seattle. This is consistent with Frontier’s strategy to expand into major business communities in western Washington, particularly along the Interstate 5 corridor. See “Businesses of the Parties to the Merger – Frontier – Business Strategy” at page 79. Frontier and WBC share similar customer banking strategies and philosophies and have compatible deposit and loan products.

In approving the merger agreement, Frontier’s board of directors also considered, among other things:

•	the attractiveness of certain of the WBC locations and markets;

•	the expectation that the transaction will be accretive to Frontier’s earnings per share for 2009;

•

information concerning the financial performance and condition, business operations, capital level and asset quality of WBC and projected results and prospects of Frontier and WBC on a combined basis, including anticipated revenue increases and cost savings;

•	the terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which Frontier would receive or pay a termination fee; and

•	the likelihood of obtaining the regulatory approvals required to consummate the merger.

SUMMARY OF FAIRNESS OPINION PROVIDED TO WASHINGTON BANKING COMPANY

By letter dated September 6, 2007, WBC retained Sandler O'Neill to provide a fairness opinion to WBC’s board of directors in connection with a possible business combination with Frontier. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

At the September 26, 2007 meeting at which WBC’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to WBC’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. WBC shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the WBC board and is directed only to the fairness of the merger consideration to WBC shareholders from a financial point of view. It does not address the underlying business decision of WBC to engage in the merger or any other aspect of the merger and is not a recommendation to any WBC shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of WBC that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Frontier that they deemed relevant;

(4)	internal financial projections for WBC for the years ending December 31, 2007 through 2010 prepared by and reviewed with senior management of WBC;

(5)	internal growth rates and performance expectations for Frontier for the years ending December 31, 2007 through 2010 as presented by and reviewed with senior management of Frontier;

(6)	the pro forma financial impact of the merger on Frontier, based on assumptions relating to transaction expenses, purchase accounting adjustments, revenue enhancements and cost savings determined by senior management of Frontier;

(7)	the publicly reported historical price and trading activity for WBC’s and Frontier’s common stock, including a comparison of certain financial and stock market information for WBC and Frontier with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of senior management of WBC the business, financial condition, results of operations and prospects of WBC and held similar discussions with certain members of senior management of Frontier regarding the business, financial condition, results of operations and prospects of Frontier.

In performing its reviews and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of senior management of WBC and Frontier that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for its accuracy or completeness. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of WBC or Frontier or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of WBC or Frontier, nor did it review any individual credit files relating to WBC or Frontier. With WBC’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both WBC and Frontier were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with WBC’s consent, that there had been no material change in WBC’s and Frontier’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that WBC and Frontier will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Sandler O’Neill expresses no opinion as to legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its September 26, 2007 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to WBC or Frontier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of WBC or Frontier and the companies to which they are being compared.

The internal financial projections used and relied upon by Sandler O’Neill for WBC were based upon internal financial projections prepared and furnished by the management of WBC. The internal growth rates and performance expectations used and relied upon by Sandler O’Neill for Frontier were presented by the management of Frontier. With respect to such financial projections and all of the projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of WBC and Frontier, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of WBC, Frontier and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the WBC board at the board’s September 26, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of WBC’s common stock or Frontier’s common stock or the prices at which WBC’s or Frontier’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Frontier is offering shareholders of WBC common stock (excluding 782,506 shares owned by Frontier) a fixed amount of cash totaling $42,864,003 and a fixed amount of 5,916,430 shares of Frontier common stock assuming the Frontier Average Price is between $21.00 and $27.00. If the Frontier Average Price is greater than $27.00, the amount of Frontier shares issued to holders of WBC common stock will be reduced such that the per shares value to be received by holders of WBC common stock will be equal to $23.54 per WBC share. If the Frontier Average Price is less than $21.00, the amount of consideration paid to holders of WBC common stock will be increased such that the value will be equal to $19.41 per WBC share. Based upon the closing price of Frontier’s common stock on September 25, 2007 of $23.67, Sandler O’Neill calculated implied consideration of $21.25 per share of WBC common stock.

Based upon financial information for WBC for the twelve months ended June 30, 2007, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction price/last twelve months’ earnings per share	21.9	x
Transaction price/mean First Call 2007 EPS estimates	19.5	x
Transaction price/tangible book value per share	28.8%
Transaction price/stated book value per share	28.8%
Tangible book premium/core deposits (1)	23.5%
Premium to market price (2)	36.7%

(1)	Core deposits exclude time deposits with balances greater than $100,000.

(2)	Based on WBC’s closing price of $15.55 as of September 25, 2007.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $186.6 million, based upon 8,608,653 shares of WBC common stock outstanding (excluding 782,506 shares owned by Frontier), including the intrinsic value of options to purchase an aggregate of 255,391 shares with a weighted average strike price of $8.41 and 17,815 restricted stock units.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for WBC and a group of financial institutions headquartered in the Pacific Northwest with total assets between $450 million and $1.4 billion selected by Sandler O’Neill, or the “WBC Peer Group”. The WBC Peer Group consisted of the following publicly traded financial institutions:

Cascade Financial Corp.	Pacific Continental Corp.
Columbia Bancorp	Riverview Bancorp Inc.
Heritage Financial Corp.	Timberland Bancorp Inc.
Horizon Financial Corp.	WSB Financial Group, Inc.

The analysis compared financial information for WBC and the median data for the financial institutions in the WBC Peer Group. The table below sets forth the comparative data as of and for the twelve months ending June 30, 2007, with pricing data as of September 25, 2007:

	WBC		WBC Peer Group Median
Total assets (in millions)	$852		$906
Tangible equity/tangible assets	8.1%		9.0%
LTM return on average assets	1.15%		1.41%
LTM return on average tangible equity	14.4%		15.2%
LTM net interest margin	5.04%		4.75%
LTM efficiency ratio	63.8%		57.2%
Transaction accounts/deposits	35.7%		20.8%
Loan loss reserve/loans	1.37%		1.14%
Nonperforming assets/assets	0.28%		0.12%
Price/tangible book value per share	211%		214%
Price/LTM EPS	16.0	x	13.8	x
Price/estimated 2007 EPS	14.4	x	13.9	x
Price/estimated 2008 EPS	12.4	x	12.5	x
Price/LTM high	85.7%		83.0%
Dividend yield	1.35%		2.12%
Market capitalization (in millions)	$146		$178

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Frontier and a group of financial institutions headquartered in the Pacific Northwest with total assets between $1.0 billion and $10.0 billion selected by Sandler O’Neill, or the “Frontier Peer Group”. The Frontier Peer Group consisted of the following publicly traded commercial banks:

Banner Corp.	Columbia Banking System, Inc.
Cascade Bancorp	Horizon Financial Corp.
Cascade Financial Corp.	Umpqua Holdings Corp.
City Bank	West Coast Bancorp

The analysis compared financial information for Frontier and the median data for the financial institutions in the Frontier Peer Group. The table below sets forth the comparative data as of and for the twelve months ending June 30, 2007, with pricing data as of September 25, 2007:

	Frontier		Frontier Peer Group Median
Total assets (in millions)	$3,579		$2,453
Tangible equity/tangible assets	9.6%		7.5%
LTM return on average assets	2.22%		1.29%
LTM return on average tangible equity	21.1%		16.8%
LTM net interest margin	5.75%		4.63%
LTM efficiency ratio	38.1%		55.1%
Transaction accounts/deposits	49.6%		32.0%
Loan loss reserve/loans	1.34%		1.17%
Nonperforming assets/assets	0.31%		0.23%
Price/tangible book value per share	306%		223%
Price/LTM EPS	15.2	x	14.4	x
Price/estimated 2007 EPS	14.1	x	13.8	x
Price/estimated 2008 EPS	13.1	x	12.3	x
Price/LTM high	75.6%		79.2%
Dividend yield	2.66%		2.08%
Market capitalization (in millions)	$1,042		$486

Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of WBC’s common stock and the relationship between the movements in the prices of WBC’s common stock to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the WBC Peer Group of publicly traded financial institutions selected by Sandler O’Neill (listed in the “—Comparable Company Analysis” above). During the one-year period ended September 25, 2007, WBC’s common stock underperformed each of the indices to which it was compared.

WBC’s One-Year Stock Performance

	Beginning Value September 22, 2006	Ending Value September 25, 2007
WBC	100.0%	86.20%
WBC Peer Group	100.0%	88.80%
NASDAQ Bank Index	100.0%	92.85%
S&P Bank Index	100.0%	93.46%
S&P 500 Index	100.0%	115.40%

During the three year period ending September 25, 2007, WBC’s common stock outperformed each of the indices to which it was compared.

WBC’s Three-Year Stock Performance

	Beginning Value September 24, 2004	Ending Value September 25, 2007
WBC	100.0%	177.17%
WBC Peer Group	100.0%	129.61%
NASDAQ Bank Index	100.0%	106.61%
S&P Bank Index	100.0%	110.34%
S&P 500 Index	100.0%	137.74%

Sandler O’Neill also reviewed the history of the reported trading prices and volumes of Frontier’s common stock and the relationship between the movements in the prices of Frontier’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the Frontier Peer Group of publicly traded financial institutions selected by Sandler O’Neill (listed in the “—Comparable Company Analysis” above). During the one-year period ending September 25, 2007, Frontier’s common stock outperformed the Frontier Peer Group and underperformed each of the other indices to which it was compared.

Frontier’s One-Year Stock Performance

	Beginning Value September 22, 2006	Ending Value September 25, 2007
Frontier	100.0%	90.69%
Frontier Peer Group	100.0	83.84%
NASDAQ Bank Index	100.0	92.85%
S&P Bank Index	100.0	93.46%
S&P 500 Index	100.0	115.40%

During the three year period ending September 25, 2007, Frontier’s common stock outperformed each of the indices to which it was compared.

Frontier’s Three-Year Stock Performance

	Beginning Value September 24, 2004	Ending Value September 25, 2007
Frontier	100.0%	161.70%
Frontier Peer Group	100.0%	126.18%
NASDAQ Bank Index	100.0%	106.61%
S&P Bank Index	100.0%	110.34%
S&P 500 Index	100.0%	137.74%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 55 merger transactions announced nationwide from January 1, 2007 through September 25, 2007 involving commercial banks as acquired institutions with transaction values greater than $40 million and less than $400 million. Sandler O’Neill also reviewed 10 merger transactions announced since January 1, 2004 through September 25, 2007 involving commercial banks in the Pacific Northwest Region (Idaho, Oregon and Washington) with transaction values greater than $40 million and less than $400 million. Sandler O’Neill reviewed the multiples of transaction price to last twelve months’ earnings per share, transaction price to estimated current fiscal year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to WBC’s financial information as of and for the twelve months ended June 30, 2007. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of WBC’s common stock of $20.57 to $21.83 based upon the median multiples for nationwide commercial bank transactions and $18.35 to $23.60 based upon the median multiples for Pacific Northwest Region commercial bank transactions. Based upon the closing price of Frontier’s common stock on September 25, 2007 of $23.67, the implied transaction value of the merger as calculated by Sandler O’Neill was $21.25 per WBC share.

Nationwide & Pacific Northwest Region Transaction Multiples

	Nationwide		Pacific Northwest Region
	Median Multiple	Implied Value	Median Multiple	Implied Value
Transaction price/LTM EPS	22.2x	$21.51	22.0x	$21.29
Transaction price/current fiscal year est. EPS	19.2x	$20.93	n/a	n/a
Transaction price/Book value	279%	$20.57	277%	$20.43
Transaction price/Tangible book value	291%	$21.41	277%	$20.43
Tangible book premium/Core deposits	24.4%	$21.83	27.4%	$23.60
Premium to market	35.5%	$21.07	18.0%	$18.35

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value of the projected future stream of after-tax net income of WBC through December 31, 2010 under various circumstances, assuming that WBC performed in accordance with the internal financial projections prepared by and reviewed with management of WBC. The analysis assumed that WBC continued to pay an annual cash dividend to its shareholders consistent with past practices. To approximate the terminal value of WBC common stock at December 31, 2010, Sandler O’Neill applied price to earnings multiples ranging from 12x to 17x and multiples of price to tangible book value ranging from 150% to 275%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10% to 16% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of WBC common stock. Sandler O’Neill also varied WBC’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 13.67% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values of WBC common stock of $13.58 to $22.31 per share when applying the price to earnings multiples, $11.63 to $24.29 when applying multiples of tangible book value and $11.11 to $24.88 when varying the projected net income forecast. Based upon the closing price of Frontier’s common stock on September 25, 2007 of $23.67, the implied transaction value of the merger as calculated by Sandler O’Neill was $21.25 per WBC share.

Multiple of Price/Earnings

Discount Rate		12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
	10.00%	$16.06	$17.31	$18.56	$19.81	$21.06	$22.31
	11.00	15.60	16.82	18.03	19.25	20.46	21.68
	12.00	15.17	16.35	17.53	18.71	19.89	21.07
	13.00	14.75	15.90	17.04	18.19	19.33	20.48
	14.00	14.35	15.46	16.57	17.69	18.80	19.91
	15.00	13.96	15.04	16.12	17.21	18.29	19.37
	16.00	13.58	14.64	15.69	16.74	17.79	18.85

Multiple of Price / Tangible Book Value

Discount Rate		150%	175%	200%	225%	250%	275%
	10.00%	$13.74	$15.85	$17.96	$20.07	$22.18	$24.29
	11.00	13.35	15.40	17.45	19.50	21.55	23.60
	12.00	12.98	14.97	16.96	18.95	20.94	22.94
	13.00	12.63	14.56	16.49	18.43	20.36	22.30
	14.00	12.28	14.16	16.04	17.92	19.80	21.68
	15.00	11.95	13.78	15.60	17.43	19.26	21.09
	16.00	11.63	13.41	15.18	16.96	18.74	20.51

Multiple of Price/Earnings

Performance to Forecast		12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
	-25.00%	$11.11	$11.95	$12.79	$13.64	$14.48	$15.32
	-20.00	11.78	12.68	13.58	14.48	15.38	16.28
	-15.00	12.46	13.41	14.37	15.32	16.28	17.23
	-10.00	13.13	14.14	15.15	16.17	17.18	18.19
	-5.00	13.80	14.87	15.94	17.01	18.08	19.14
	0.00	14.48	15.60	16.73	17.85	18.97	20.10
	5.00	15.15	16.33	17.51	18.69	19.87	21.05
	10.00	15.83	17.06	18.30	19.54	20.77	22.01
	15.00	16.50	17.79	19.09	20.38	21.67	22.97
	20.00	17.18	18.53	19.87	21.22	22.57	23.92
	25.00	17.85	19.26	20.66	22.07	23.47	24.88

Sandler O’Neill also performed an analysis that estimated the present value of the projected future stream of after-tax net income of Frontier through December 31, 2010 under various circumstances, assuming that Frontier performed in accordance with the internal growth rates and performance expectations presented by and reviewed with Frontier management. The analysis assumed that Frontier continued to pay a cash dividend to its shareholders consistent with past practices. To approximate the terminal value of Frontier common stock at December 31, 2010, Sandler O’Neill applied price to earnings multiples ranging from 13x to 18x and price to tangible book value ranging from 200% to 400%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Frontier common stock. Sandler O’Neill also varied Frontier’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 11.55% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Frontier common stock of $20.32 to $31.32 when applying the price to earnings multiples, $17.79 to $38.20 when applying multiples of tangible book value and $16.91 to $35.81 when varying the projected net income forecast. The closing value of Frontier common stock on September 25, 2007 was $23.67 per share.

Multiple of Price/Earnings

Discount Rate		13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
	9.00%	$23.33	$24.93	$26.53	$28.13	$29.72	$31.32
	10.00	22.68	24.24	25.79	27.34	28.89	30.44
	11.00	22.06	23.57	25.07	26.58	28.09	29.59
	12.00	21.46	22.92	24.39	25.85	27.31	28.77
	13.00	20.88	22.30	23.72	25.14	26.57	27.99
	14.0	20.32	21.70	23.09	24.47	25.85	27.23

Multiple of Price/Tangible Book Value

Discount Rate		200%	240%	280%	320%	360%	400%
	9.00%	$20.39	$23.96	$27.52	$31.08	$34.64	$38.20
	10.00	19.83	23.29	26.75	30.20	33.66	37.12
	11.00	19.29	22.65	26.01	29.36	32.72	36.08
	12.00	18.77	22.03	25.29	28.55	31.81	35.07
	13.00	18.27	21.44	24.60	27.77	30.94	34.11
	14.00	17.79	20.86	23.94	27.02	30.10	33.18

Multiple of Price/Earnings

Performance to Forecast		13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
	-25.00%	$16.91	$18.02	$19.13	$20.24	$21.36	$22.47
	-20.00	17.87	19.06	20.24	21.43	22.62	23.80
	-15.00	18.84	20.10	21.36	22.62	23.88	25.14
	-10.00	19.80	21.13	22.47	23.80	25.14	26.47
	-5.00	20.76	22.17	23.58	24.99	26.40	27.80
	0.00	21.73	23.21	24.69	26.17	27.66	29.14
	5.00	22.69	24.25	25.80	27.36	28.92	30.47
	10.00	23.65	25.28	26.91	28.55	30.18	31.81
	15.00	24.62	26.32	28.03	29.73	31.44	33.14
	20.00	25.58	27.36	29.14	30.92	32.70	34.47
	25.00	26.54	28.40	30.25	32.10	33.96	35.81

In connection with its analyses, Sandler O’Neill considered and discussed with the WBC board how the present value analyses would be affected by changes in the underlying assumptions, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes December 31, 2007; (2) 100% of WBC shares are exchanged for Frontier common stock and cash (as described above under “—Summary of Proposal.”); (3) earnings per share projections for WBC and Frontier are consistent with internal projections and guidance as discussed with management of both companies for the years ended December 31, 2007 through 2010; and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of Frontier. This analysis was performed assuming Frontier issued 5,916,430 shares and paid $42,864,003 in exchange for all WBC common stock (excluding 782,506 WBC shares owned by Frontier). The analysis assumed that WBC shares owned by Frontier were not considered to be eligible for consideration for purposes of purchase accounting adjustments. Sandler O’Neill calculated the related accretion to earnings per share at December 31, 2008 (the first full year following completion of the merger) and dilution to tangible book value at December 31, 2007 (the assumed closing date of the merger).

	Closing	2008	2009	2010
Frontier Earnings Per Share	n/a	0.9%	2.2%	3.4%
Frontier Tangible Book Value Per Share	-7.7%	-5.8%	-4.0%	-2.4%

The actual results achieved by the combined company may vary from projected results and the variations may be material.

In connection with its analyses, Sandler O’Neill considered and discussed with the WBC board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

WBC has agreed to pay Sandler O’Neill a fee of $125,000 in connection with the rendering of this opinion, all of which was paid upon Sandler O’Neill’s delivery of the opinion. WBC has agreed to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill may provide investment banking services to Frontier, and receive compensation for, such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to WBC and Frontier and their respective affiliates and may actively trade the debt and/or equity securities of WBC and Frontier and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Stock Ownership. The directors, executive officers and principal shareholders of WBC, together with their affiliates, beneficially owned (assuming the exercise of their outstanding options), as of the record date for the special meeting, a total of 865,308 shares of WBC common stock representing 9.1% of the total outstanding shares of WBC common stock, options to purchase WBC common stock which may be immediately exercisable upon the merger, and certain common stock equivalents called restricted stock units, or RSUs. The directors and executive officers of WBC will receive the same consideration in the merger for their shares as the other shareholders of WBC. Various members of WBC’s management and the WBC board have other interests in the merger, as described below, that are in addition to their interests as WBC shareholders. The WBC board is aware of those interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Stock Options and Restricted Stock Units. As of the date of this proxy statement/prospectus, the officers and other employees of WBC held options to acquire a total of 133,004 shares of WBC common stock and 13,570 RSUs, and the non-employee directors of WBC held options to acquire a total of 49,276 shares of WBC common stock and 10,728 RSUs. All the WBC options will be immediately and fully exercisable and all RSUs will be vested as a result of the merger.

Employment Agreements. WBC is a party to an employment agreement with its president and chief executive officer, Michal D. Cann, which generally provides for a change of control payment equal to two times his highest salary for the three years prior to the merger and two times the higher of his average bonus over the three years or his last year’s bonus prior to the merger. WBC has a similar agreement with Whidbey Island Bank’s president and chief executive officer, John L. Wagner. WBC has also entered into similar agreements with Messrs. Shields and Niemer, its chief financial officer and chief lending officer, respectively, which provide for change of control payments equal to one and one-half times their highest salary for the three years prior to the merger and one and one-half times the higher of their average bonus over such three years or their last year’s bonus prior to the merger. The estimated aggregate cash payment payable by WBC under these agreements upon completion of the merger is approximately $2.2 million.

As a condition to entering into the merger agreement, Frontier required Messrs. Cann, Shields, Wagner and Niemer to enter into noncompetition and nonsolicitation agreements with Frontier effective as of the completion of the merger, which prohibit them from competing with Frontier for a period of one year after the merger, or soliciting the customers, employees or vendors of Frontier for a period of two years (18 months for Messrs. Shields, Wagner and Niemer) after the merger. These agreements also amended the executives’ employment agreements to provide that, if they are employed by Frontier after the merger, 50% of their change of control payments will be paid at the effective time of the merger, and the balance within 30 days after the first anniversary of the merger if the executive is still employed by Frontier, was terminated by Frontier without cause, or resigned for good reason; provided, however, that pursuant to the requirements of section 409A of the Internal Revenue Code, or Code, any amount in excess of $450,000 (adjusted for inflation) will be paid to the executive no sooner than the first day of the seventh month following the termination of his or her employment. If an executive is not employed by Frontier after the merger, all of his change of control payment will be paid at the effective time of the merger, unless and to the extent payments must be delayed for seven months pursuant to section 409A. Frontier does not intend to enter into any other written employment, severance, change of control or similar agreements with the executive officers or directors of WBC.

Severance Agreements. Whidbey Island Bank is a party to severance agreements with certain other executives, including Lynn Garrison, Scott Boyer, Shelly Angus, Bryan McDonald and Dale Smith, which generally provide for change of control payments equal to one times their highest W-2 compensation from the Bank for the three years prior to the merger and one times the higher of their average bonus over such three years or their last year’s bonus prior to the merger. Bryan McDonald’s severance agreement provides for change of control payments equal to one-half times his highest W-2 compensation from the Bank for the three years prior to the merger and one-half times the higher of his average bonus over such three years or his last year’s bonus prior to the merger. The estimated aggregate cash payment payable by WBC under these agreements upon the completion of the merger is approximately $0.7 million.

Insurance. Frontier has agreed to cause the persons serving as officers and directors of WBC immediately prior to the effective time of the merger to be covered by the current policies of the directors and officers liability insurance maintained by WBC (or at Frontier’s option, by its own insurance policy) for a period of three years after the merger with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective time of the merger.

Certain Employee Matters. The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

As soon as administratively practicable after the merger, Frontier will take all reasonable action so that employees of WBC will be entitled to participate in the Frontier employee benefit plans of general applicability to the same extent as similarly-situated employees of Frontier and its subsidiaries, provided that coverage will be continued under the corresponding benefit plans of WBC until such employees are permitted to participate in the Frontier benefit plans. For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (other than for purposes of accrual of benefits under any such plan or vesting under Frontier’s 2006 Stock Incentive Plan), under the Frontier employee benefit plans, Frontier will recognize years of service with WBC to the same extent as such service was credited for such purpose by WBC.

On or before the merger, the board of directors of WBC will adopt resolutions necessary to terminate WBC’s 401(k) plan. The plan will be terminated on or after the effective time, and participants in the plan who become employees of Frontier or Frontier Bank will be permitted, subject to the terms of the plan, to roll over distributions from WBC’s 401(k) plan to Frontier’s 401(k) plan.

After the merger, a substantial majority of the employees of WBC will have the opportunity to continue their at-will employment with Frontier, if and to the extent that mutually suitable job opportunities are available. WBC employees whose positions are eliminated as a result of the merger, and who remain employees of WBC through closing or, where required by Frontier for post-merger systems integration and conversion, through conversion, will be eligible to receive upon closing or conversion severance pay and/or stay bonuses. The specific terms and conditions and personnel of the stay bonus/severance program will be determined by Frontier prior to closing, in consultation with WBC’s senior management.

As of or prior to the merger, WBC will terminate and, if applicable, distribute all benefits under WBC’s annual incentive compensation plan, commercial loan officer annual incentive and executive deferred compensation plan, and all related agreements.

At and following the effective time of the merger, Frontier will honor and will be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of WBC and current and former directors of WBC existing as of the merger, as well as all employment, severance, deferred compensation, supplemental retirement or change in control agreements, plans or policies of WBC.

MERGER CONSIDERATION

The merger agreement provides that as of the effective date of the merger each share of WBC common stock issued and outstanding immediately prior to the effective date will be converted into either Frontier common stock or cash, in each case as described below, with a value of between $19.41 and $23.54 per share, assuming the average price of Frontier common stock during a 20-day valuation period prior to the effective time is between $21.00 and $27.00.

•	The actual per share value will be calculated by:

(1)	dividing the sum of:

(i) the average closing price of Frontier common stock over a specified 20-day valuation period multiplied by 5,916,430 shares of Frontier common stock (plus 0.90 times any increase in the number of WBC shares outstanding at the effective time as a result of the exercise of WBC options or otherwise), which is the aggregate number of shares of Frontier common stock that Frontier will issue pursuant to the merger, and

(ii) $42,864,003 (which is the aggregate amount of cash Frontier will pay pursuant to the merger), by

(2)	the number of shares of WBC common stock outstanding as of the effective time of the merger, excluding the 782,506 shares held by Frontier.

The cash and stock consideration will be increased proportionately in respect of any additional shares of WBC common stock issued between the date of the merger agreement and the effective date by virtue of the exercise of any WBC stock options outstanding as of the date of the merger agreement.

Shares of WBC common stock held by Frontier immediately prior to the effective time of the merger will be canceled and retired without additional consideration and are excluded from (i) any calculation of the number of shares of WBC common stock outstanding in calculating the per share merger consideration and (ii) the election and exchange procedures described below.

Subject to allocation procedures described below, a WBC shareholder will have the right to elect to convert his or her WBC common stock into cash, shares of Frontier common stock, or a split of cash and Frontier common stock based on the percentages of cash and stock to be issued by Frontier in the merger. See “—Election Procedure.” In our discussion we refer to the number of shares of Frontier common stock to be received for each share of WBC common stock being converted into Frontier stock as the “per share stock consideration” (also sometimes referred to as the “exchange ratio”), and we refer to the amount of cash to be received for each share of WBC common stock being converted into cash as the “per share cash consideration.”

The “average closing price” is the average of the closing sale prices of Frontier common stock as reported on Nasdaq during the twenty consecutive trading days ending on the trading day immediately preceding the determination date (as defined below). We refer to this twenty trading day period as the “valuation period.”

The formula described above is intended to substantially equalize the value of the consideration to be received for each share of WBC common stock in the merger as measured during the valuation period, regardless of whether a WBC shareholder elects to receive all Frontier common stock, all cash, or a combination. We believe this equalization mechanism is desirable because, while the aggregate number of shares of Frontier common stock and the amount of cash to be received by WBC shareholders is fixed, the value of the Frontier common stock will fluctuate. In order to best ensure that the value of the consideration for each share of WBC common stock is as equal as possible upon receipt by WBC shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the average closing price.

For example, if the average closing price of Frontier common stock for the applicable twenty trading day period were $24.50, a WBC shareholder receiving only stock would receive 0.8905 shares of

Frontier common stock per share of common stock having a value, based upon such average closing price, of approximately $21.82 per share, and a WBC shareholder receiving only cash would receive $21.82 in cash per share of WBC common stock, subject in each case to the allocation procedures described under the heading “The Merger-Allocation” beginning on page 54 of this proxy statement/prospectus. Based on that average closing price approximately 22.82% of the outstanding shares of WBC would be exchanged for cash, and approximately 77.18% would be exchanged for Frontier common stock.

The actual per share stock consideration and per share cash consideration to be paid to WBC shareholders cannot be determined until the fifth business day immediately prior to the effective date of the merger (the “determination date”). We intend to announce these amounts promptly after the determination date. The amounts will also be made available on Frontier’s website at www.frontierbank.com and on WBC’s website at www.wibank.com.

The following table sets forth, based on various average closing prices of Frontier common stock, the transaction value, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of WBC common stock that would be converted into Frontier common stock and cash based on such average closing prices.

Average Closing Price During Valuation Period	Transaction Value (in 000s)	Per Share Stock Consideration (Shares of Frontier Common Stock)	Value of Per Share Stock Consideration	Per Share Cash Consideration	% of Transaction Value Paid in Stock	% of Transaction Value Paid in Cash
$21.00	$167,109	0.9244	$19.41	$19.41	74.35%	25.65%
$21.50	$170,067	0.9189	$19.76	$19.76	74.80%	25.20%
$22.00	$173,025	0.9136	$20.10	$20.10	75.23%	24.77%
$22.50	$175,984	0.9086	$20.44	$20.44	75.64%	24.36%
$23.00	$178,942	0.9038	$20.79	$20.79	76.05%	23.95%
$23.50	$181,900	0.8991	$21.13	$21.13	76.44%	23.56%
$24.00	$184,858	0.8947	$21.47	$21.47	76.81%	23.19%
$24.50	$187,817	0.8905	$21.82	$21.82	77.18%	22.82%
$25.00	$190,775	0.8864	$22.16	$22.16	77.53%	22.47%
$25.50	$193,733	0.8825	$22.50	$22.50	77.87%	22.13%
$26.00	$196,691	0.8788	$22.85	$22.85	78.21%	21.79%
$26.50	$199,649	0.8752	$23.19	$23.19	78.53%	21.47%
$27.00	$202,608	0.8717	$23.54	$23.54	78.84%	21.16%

Based on the $23.67 closing price of Frontier common stock on September 25, 2007, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $21.25 per WBC share. Based on the $23.90 closing price of Frontier common stock on September 26, 2007, the merger had a value of approximately $21.40 per WBC share. Based on the $20.38 closing price of Frontier stock on February 1, 2008, which is the most recent date for which it was practicable to obtain pricing data prior to the printing of this proxy statement/prospectus, and assuming no fill by Frontier, the merger had a value of approximately $18.99 per WBC share.

No assurance can be given that the current fair market value of Frontier common stock will be equivalent to the fair market value of Frontier common stock on the date that stock is received by a WBC shareholder or at any other time. The fair market value of Frontier common stock received by a WBC shareholder may be greater or less than the current fair market value of Frontier common stock due to numerous market factors.

WBC may terminate the merger agreement if the average closing price of Frontier common stock for the ten business day period ending on the sixth business day prior to the date the special meeting is scheduled to occur is less than $21.00, unless Frontier agrees to increase the stock and/or cash portions of the aggregate merger consideration so that the per share value payable to WBC shareholders is not less than $19.41. See “—Termination of the Merger Agreement.”

No fractional shares of Frontier common stock will be issued to any holder of WBC common stock in the merger. For each fractional share that would otherwise be issued, Frontier will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Frontier common stock on the Nasdaq Global Select™ Market for the twenty trading days immediately preceding the determination date. No interest will be paid or accrued on cash payable in lieu of fractional shares of Frontier common stock.

ELECTION PROCEDURE

Subject to the allocation mechanism described in the next section, each WBC shareholder will have the right to elect to receive with respect to his or her shares of WBC common stock, (1) all cash, (2) all Frontier common stock, or (3) a split of cash and Frontier common stock based on the total mix of cash and stock to be paid or issued in the merger (with the percentage of stock estimated to range from 65% to 80%). In our discussion we refer to each of these three possible elections as the “all cash election,” the “all stock election”, and the “split election,” respectively.

All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of WBC common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash. In our discussion we refer to the shares held by a shareholder who has made an all cash election as “cash election shares.”

All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of WBC common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock. In our discussion we refer to the shares held by a shareholder who has made an all stock election as “stock election shares.”

Split Election. A shareholder who elects the split election will receive (A) the per share cash consideration in respect of that portion of that holder’s shares of WBC common stock equal to the “cash percentage,” and (B) the per share stock consideration in respect of that portion of that holder’s shares of WBC common stock equal to the “stock percentage.” The “cash percentage” and the “stock percentage” will be determined as of the determination date as follows:

•

The “cash percentage” will equal the amount obtained by dividing (1) the amount obtained by dividing $42,864,003 by the per share consideration, by (2) the total number of shares of WBC common stock outstanding as of the close of business on the determination date.

•	The “stock percentage” will equal one hundred percent minus the cash percentage.

For example, assuming that the average closing price of Frontier common stock for the valuation period was $24.50, the cash percentage would be 22.82% and the stock percentage would be 77.18%. In other words, a shareholder holding 100 shares of WBC common stock who makes the split election would receive the per share cash consideration for 22.82 shares and the per share stock consideration for 77.18 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and stock percentage promptly after the determination date and to post the amounts on Frontier’s and WBC’s websites at www.frontierbank.com and www.wibank.com, respectively.

Non-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or Frontier common stock, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Non-election shares will be exchanged for the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of WBC common stock. See “—Allocation” below.

For example, assuming a WBC shareholder holds 100 shares of WBC common stock (and that the average closing price of Frontier common stock for the valuation period was $24.50), if such shareholder made:

•	An all stock election, he or she would receive 89 shares of Frontier common stock (and cash in lieu of a fractional share) having a total value of approximately $2,182;

•	An all cash election, he or she would receive approximately $2,182 in cash;

•

A split election, he or she would receive 68 shares of Frontier common stock and cash (including cash in lieu of a fractional share) of approximately $516, which together with the stock, would have a total value of approximately $2,182;

The following table sets forth, based on various assumptions, the three possible elections by a hypothetical WBC shareholder holding 100 shares1.

Assumed Frontier Average Closing Price	Election 1 Split Election			Election 2 All Cash Election	Election 3 All Stock Election[2]
	Frontier Shares Received		Amount of Cash Received	Cash Received	Frontier Shares Received		Cash Rec'd in lieu of Fractional Shares
	Value[1]	Number of Shares[1]			Value[1]	Number of Shares[1]
$27.00	$1,836	68	$518	$2,354	$2,349	87	$5
$26.50	$1,802	68	$517	$2,319	$2,306	87	$14
$26.00	$1,768	68	$517	$2,285	$2,262	87	$23
$25.50	$1,734	68	$517	$2,251	$2,244	88	$7
$25.00	$1,700	68	$516	$2,216	$2,200	88	$16
$24.50	$1,666	68	$516	$2,182	$2,181	89	$1
$24.00	$1,632	68	$516	$2,148	$2,136	89	$12
$23.50	$1,598	68	$515	$2,113	$2,092	89	$22
$23.00	$1,564	68	$515	$2,079	$2,070	90	$9
$22.50	$1,530	68	$514	$2,044	$2,025	90	$19
$22.00	$1,496	68	$514	$2,010	$2,002	91	$8
$21.50	$1,462	68	$514	$1,976	$1,957	91	$19
$21.00	$1,428	68	$513	$1,941	$1,932	92	$9
$20.50	$1,394	68	$513	$1,907	$1,907	93	$0
$20.00	$1,360	68	$513	$1,873	$1,860	93	$13
$19.50	$1,326	68	$512	$1,838	$1,833	94	$5
$19.00	$1,292	68	$512	$1,804	$1,786	94	$18
$18.50	$1,258	68	$512	$1,770	$1,758	95	$12
$18.00	$1,224	68	$511	$1,735	$1,728	96	$7
$17.50	$1,190	68	$511	$1,701	$1,698	97	$3
$17.00	$1,156	68	$510	$1,666	$1,666	98	$0
$16.50	$1,122	68	$510	$1,632	$1,617	98	$15
$16.00	$1,088	68	$510	$1,598	$1,584	99	$14
$15.50	$1,054	68	$509	$1,563	$1,550	100	$13
$15.00	$1,020	68	$509	$1,529	$1,515	101	$14

1.	These calculations assume that at the end of the valuation period, there are 9,391,159 shares of WBC common stock outstanding. These calculations also assume that there are no oversubscriptions of either Frontier common stock or cash. In the event of oversubscription, the exchange agent will follow the allocation mechanism described under “—Allocation” below. All dollar amounts have been rounded to the nearest whole dollar.

2.	The value of any stock consideration is based on the assumed average closing price of Frontier common stock stated in the table. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.

A fixed number of shares of Frontier common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of WBC common stock will receive the form of consideration that the holder elects with respect to all shares of WBC common stock held by that holder. If the elections result in an oversubscription with respect to shares of WBC common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Frontier common stock and cash described below under “—Allocation” beginning on page 54.

Election Form. Prior to the anticipated date of completion of the merger, you will receive a form of election and other appropriate and customary transmittal materials. The election form will allow you to make the all cash election, the all stock election, or the split election, or to indicate that you are making no election. We will mail the form of election to each WBC shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date of the forms. We will also make available forms of election to persons who become holders of WBC common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

You should carefully review and follow the instructions set forth in the election form. If you do not make a valid election prior to the election deadline, which is 5:00 p.m., Pacific Time, on March 24, 2008, your shares will be deemed non-electing shares.

To make an election, you must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline. An election form will be effective only if accompanied by certificates representing all shares of WBC common stock covered by the election form (or appropriate evidence as to loss, theft or destruction of a certificate, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Frontier, and appropriate and customary identification). If the election form is transmitted to the exchange agent by facsimile, the original signed form and certificates representing WBC shares must be received by the exchange agent within three business days thereafter to be deemed effective.

You may revoke or change your election by submitting a later dated election form, but only if the exchange agent actually receives the new form by the election deadline. If you properly revoke your election, you will be deemed to have made no election, and the exchange agent will return your certificates of WBC common stock upon your written request. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Frontier regarding these matters will be binding and conclusive. Neither Frontier or WBC nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a WBC shareholder at the effective time of the merger who has not previously and properly surrendered shares of WBC common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of WBC common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

All shares of Frontier common stock issued to the holders of WBC common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your WBC stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Frontier common stock into which any of your shares may have been converted. When you surrender your certificates, Frontier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of WBC of any shares of WBC common stock.

If certificates representing shares of WBC common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of WBC common stock represented by those certificates shall have been converted.

If a certificate for WBC common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Frontier, and appropriate and customary identification.

ALLOCATION

Frontier will issue a total of 5,916,430 shares (plus 0.90 shares for each additional share of WBC that becomes outstanding after September 26, 2007 as a result of the exercise of WBC options) of Frontier common stock, subject to adjustment if the average closing price is less than $21.00 (and if Frontier agrees to fill, as discussed below in “—Termination of the Merger Agreement”) or more than $27.00, and pay $42,864,003 in cash to WBC shareholders in the merger in exchange for all the shares of WBC common stock outstanding as of the effective time of the merger. Therefore, all cash elections and all stock elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Frontier common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.

Oversubscription of the Cash Consideration. Frontier common stock may be issued to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all cash election, if the aggregate cash amount that would otherwise be paid by Frontier to WBC shareholders would be greater than $42,864,003. In that situation the following allocation mechanism will be used:

•

each shareholder who makes a split election will receive the per share stock consideration for that portion of that holder’s shares of WBC common stock equal to the stock percentage and the per share cash consideration for that portion of that holder’s shares of WBC common stock equal to the cash percentage;

•	all stock election shares and non-electing shares will be converted into the per share stock consideration;

•

the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $42,864,003;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share stock consideration; and

•

the cash election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

Oversubscription of the Stock Consideration. If the aggregate cash amount that Frontier would pay to WBC shareholders who make an all cash election or a split election is less than $42,864,003, Frontier may pay cash to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all stock election. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

•

each shareholder who makes a split election will receive the per share cash consideration for that portion of that holder’s shares of WBC common stock equal to the cash percentage and the per share stock consideration for that portion of that holder’s shares of WBC common stock equal to the stock percentage;

•	all cash election shares will be converted into the per share cash consideration;

•

the exchange agent will then select from among the non-electing shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $42,864,003;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration; and

•

the stock election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger.

Because the federal income tax consequences of receiving cash, Frontier common stock, or both cash and Frontier common stock will differ, WBC shareholders are urged to read carefully the information set forth under the caption “—Certain Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by WBC shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by WBC shareholders who receive cash consideration.

TREATMENT OF UNEXERCISED OPTIONS AND RSUS

Each outstanding option to acquire WBC common stock granted under WBC’s stock option plans will be converted automatically at the effective date of the merger into an option to purchase Frontier common stock. WBC stock options will continue to be governed by the terms of the WBC stock option plan, except that:

•

the number of shares of Frontier common stock subject to the new Frontier stock option will be equal to the product of the number of shares of WBC common stock subject to the WBC stock option multiplied by a fraction having a numerator equal to the per share merger consideration and having a denominator equal to the average share price of Frontier common stock during the valuation period, or the “share exchange ratio”, rounded up or down to the nearest whole share; and

•

the exercise price per share of Frontier common stock subject to the new Frontier stock option will be equal to the exercise price per share of WBC common stock under the WBC stock option divided by the share exchange ratio, rounded up or down to the nearest cent.

See “—Interests of Certain Persons in the Merger—Stock Options and Restricted Stock Units” at page 49, for information about the exercise prices, and implied values resulting from the merger, of options and restricted stock units held by the directors and executive officers of WBC.

Immediately after the merger, each RSU of WBC issued and outstanding will be exchanged automatically for Frontier common stock at the share exchange ratio.

FRACTIONAL SHARES

Frontier will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Frontier common stock multiplied by (ii) the average of the closing sale prices of Frontier common stock on the Nasdaq Global Select™ Market for the twenty trading days immediately prior to the determination date, which is the fifth business day before completion of the merger.

EFFECTIVE TIME OF THE MERGER

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective time of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated early in the second quarter of 2008. Either Frontier or WBC may, subject to certain conditions, terminate the merger agreement if the effective time does not occur on or before June 30, 2008.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion, subject to the limitations and conditions set forth herein, is the opinion of Keller Rohrback L.L.P., counsel to Frontier, of the material U.S. federal income tax consequences of the merger to WBC shareholders who are: (1) individual citizens or residents of the U.S., including alien individuals who are lawful permanent residents of the U.S. or who meet the substantial presence residency test under U.S. federal income tax laws; (2) corporations or partnerships (including entities treated as corporations or partnerships for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State of the U.S. or the District of Columbia; (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income; or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. If a partnership holds WBC common stock, the tax treatment of a partner of the partnership will generally depend upon the status of the partner and the activities of the partnership. A person who is a partner of a partnership holding WBC common stock is urged to consult his or her tax advisor regarding the tax consequences of the merger and the ownership of Frontier common stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary and proposed Regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

This discussion assumes that the WBC shareholders hold their shares of WBC common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to WBC shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	foreign persons;

•	dealers in securities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	shareholders who hold WBC common stock as part of a “hedge,” “straddle” or “conversion transaction;”

•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	WBC shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

•	WBC shareholders who received their WBC common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Consummation of the merger is conditioned upon the receipt by WBC of the opinion of Keller Rohrback LLP, counsel to Frontier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither WBC nor Frontier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a WBC shareholder generally will depend on whether the shareholder exchanges his or her WBC common stock for cash, Frontier common stock or a combination of cash and Frontier common stock, each of which is described below.

Exchange Solely for Cash. In general, if pursuant to the merger a WBC shareholder exchanges all of his or her shares of WBC common stock solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of WBC common stock surrendered, which gain or loss will be long-term capital gain or loss if the shareholder’s holding period with respect to the WBC common stock surrendered is more than one year. Notwithstanding the foregoing, if a shareholder exchanges all of his or her shares of WBC common stock solely for cash and either (1) is deemed to constructively own shares of WBC common stock that were exchanged for shares of Frontier common stock or (2) owns or is deemed to constructively own shares of Frontier common stock, although the law is not entirely clear, cash received by such shareholder may be taxed as a dividend rather than as a capital gain to the extent of the shareholder’s ratable share of any accumulated earnings and profits of WBC. The consequence to such shareholders may be similar to the consequences described below under the heading “ — Exchange for Frontier Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the shareholder’s gain.

Exchange Solely for Frontier Common Stock. If pursuant to the merger a WBC shareholder exchanges all of his or her shares of WBC common stock solely for shares of Frontier common stock, that shareholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Frontier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Frontier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of WBC common stock surrendered for the Frontier common stock (reduced by the tax basis allocable to any fractional share of WBC common stock for which cash is received), and the holding period of the Frontier common stock will include the period during which the shares of WBC common stock were held. If a shareholder has differing bases or holding periods in respect of his or her shares of WBC common stock, the shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Frontier common stock received in the exchange.

Exchange for Frontier Common Stock and Cash. If pursuant to the merger a WBC shareholder exchanges all of his or her shares of WBC common stock for a combination of Frontier common stock and cash, the shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Frontier common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his or her shares of WBC common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits of WBC as calculated for federal income tax purposes. See “ — Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Frontier common stock received by a holder that exchanges his or her shares of WBC common stock for a combination of Frontier common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of WBC common stock surrendered for Frontier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Frontier common stock will include the holding period of the shares of WBC common stock surrendered. If a holder has differing bases or holding periods in respect of his or her shares of WBC common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Frontier common stock received in the exchange.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or will have the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Frontier. For purposes of this determination, the shareholder is treated as if he or she first exchanged all of his or her shares of WBC common stock solely for Frontier common stock and then Frontier immediately redeemed (the “deemed redemption”) a portion of the Frontier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) “not essentially equivalent to a dividend,” (2) “substantially disproportionate” with respect to the shareholder, or (3) completely terminates the shareholder’s interest in Frontier, in each case taking into account ownership attribution rules.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be not “essentially equivalent to a dividend”, the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Frontier. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (1) the percentage of the outstanding stock of Frontier that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Frontier that is actually and constructively owned by the shareholder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex, each shareholder that may be subject to these rules should consult his or her tax advisor.

Cash Received in Lieu of a Fractional Share. Cash received by a shareholder in lieu of a fractional share of Frontier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the share of WBC common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of WBC common stock is more than one year.

Dissenting Shareholders. Shareholders of WBC common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights” beginning on page 66 of this proxy statement/prospectus, and who receive cash in respect of their shares of WBC common stock will recognize capital gain equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Backup Withholding. Non-corporate shareholders of WBC may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements. Shareholders who receive Frontier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. WBC’s shareholders will be responsible for the preparation of their own tax returns.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a WBC shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

WBC. WBC has agreed in the merger agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The merger agreement provides that, except with the written consent of Frontier, neither WBC nor Whidbey Island Bank may:

•	amend its articles of incorporation or bylaws;

•	issue any additional shares of capital stock (except upon the exercise of outstanding options), options, warrants or other stock-based compensation rights;

•	dispose of or discontinue any of its assets, businesses or properties that exceed $50,000 individually or $100,000 in the aggregate in value or are otherwise material to WBC;

•	merge, consolidate with, or acquire any business or property of any other party that exceeds $50,000 individually or $100,000 in the aggregate in value or is otherwise material to WBC;

•

repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on WBC common stock (except for the payment of regularly quarterly cash dividends of up to $0.06 per share through the calendar quarter in which the effective time occurs);

•	incur, assume or guarantee any additional debt except in the ordinary course of business;

•	increase compensation, pay bonuses or enter into severance arrangements;

•	except as previously disclosed to Frontier, hire or promote any employees except pursuant to existing contracts or as required to fill vacancies;

•	amend any existing employment contract with any person or enter into any new employment contract;

•	adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

•	make any capital expenditures exceeding $50,000 individually or $100,000 in the aggregate;

•	enter into, renew, terminate any material contract or agreement or make any changes in any material contract or lease;

•	settle any claim for money damages in excess of $50,000 or that imposes material restrictions on WBC;

•	organize or acquire any subsidiary;

•

extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that WBC shall not, without prior notice to and consultation with Frontier’s chief executive officer or chief credit officer, make any new loan or extend or renew any existing loan in excess of $1,500,000, or sell, restructure or release any collateral or guaranty with respect to any loan, other than in the ordinary course of business; or

•	change its lending, investment, liability management or other material banking policies in any material respect.

Frontier. Frontier has agreed in the merger agreement not to take certain actions relating to its operations without the prior approval of WBC pending consummation of the merger. The merger agreement provides that, except with the written consent of WBC, Frontier may not:

•

amend, repeal or modify any provision of Frontier’s articles of incorporation or bylaws in a manner that would adversely affect WBC, Whidbey Island Bank or the transactions contemplated by the merger agreement;

•	take any action that is intended or may reasonably be expected to result in any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	take any action that would cause any of Frontier’s representations, warranties or covenants contained in the merger agreement to be invalid or inaccurate in any material respect; or

•	take any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of section 368(a) of the Code.

BOARD OF DIRECTORS’ COVENANT TO RECOMMEND THE MERGER AGREEMENT

Pursuant to the merger agreement and subject to the exercise of its fiduciary duties under applicable law, including the termination and other provisions described below for an unsolicited superior proposal (see “—Termination of the Merger Agreement”), WBC’s board of directors has agreed to recommend that WBC shareholders approve the merger agreement and the transactions contemplated thereby and such other matters as may be submitted to its shareholders in connection with the merger agreement and, unless the merger agreement has been terminated as described below, to use its reasonable best efforts to solicit and obtain votes of the holders of WBC common stock in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.

CONDITIONS TO THE COMPLETION OF THE MERGER

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Frontier and WBC to complete the merger are subject to the following conditions:

•	approval of the merger agreement by two-thirds vote of all outstanding shares of WBC common stock at the special meeting of WBC’s shareholders;

•

receipt of all required regulatory approvals without any condition or requirement that would deprive Frontier of the material benefits of the transaction and expiration of all related statutory waiting periods;

•	absence of any pending or threatened claim, action, suit, investigation or other proceedings before a court or governmental agency that threatens to prevent the completion of the merger;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	effectiveness of the registration statement for the Frontier shares to be issued in the merger;

•	approval by the Nasdaq Global Select Market™ of listing of the shares of Frontier common stock to be issued in the merger;

•

accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•

that there be no change or threatened change relative to: (a) the business of WBC or Frontier (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the merger agreement to the effective date of the transaction; and

•

the receipt by WBC and Frontier of an opinion of Frontier’s counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

The obligations of Frontier under the merger agreement are also subject to the following conditions:

•	the absence of any arrangements for substantial business combinations, asset sales, or acquisitions by WBC or its adoption of any anti-takeover or “golden parachute” provisions;

•	receipt by Frontier of agreements from each affiliate of WBC relating to restrictions on disposition of Frontier shares received by such affiliates;

•	the number of shares of WBC common stock for which dissenters’ rights of appraisal are perfected as of the effective time do not exceed 10% of the outstanding shares;

•	merger-related expenses of WBC do not exceed $5.2 million;

•	receipt of voting agreements from each director and certain executive officers of WBC; and

•	receipt of noncompetition and nonsolicitation agreements from each director of WBC and Whidbey Island Bank and from Messrs. Cann, Shields, Wagner and Niemer.

The obligations of WBC under the merger agreement are also subject to the following conditions:

•	WBC’s financial advisor does not fail to confirm its fairness opinion upon WBC’s request prior to mailing of the proxy statement/prospectus; and

•	nothing shall have come to WBC’s attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.

REPRESENTATIONS AND WARRANTIES

Each of WBC and Frontier has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate organization, existence and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	subsidiaries;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	internal accounting controls;

•	SEC and regulatory filings;

•	accuracy of financial statements;

•	absence of material adverse changes;

•	absence of undisclosed liabilities;

•	agreements with regulatory agencies and regulatory approvals;

•	absence of legal proceedings and regulatory actions; and

•	inapplicability of state anti-takeover laws.

WBC has also made representations and warranties to Frontier with respect to insurance, material contracts, real estate and personal property, loan portfolio, derivatives, investment securities, intellectual property, tax matters, employee benefit plans, and the receipt of a fairness opinion.

NO SOLICITATION BY WBC

WBC has agreed that it will not solicit, authorize, encourage or facilitate any inquiries with respect to any:

•	tender offer;

•	any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving WBC; or

•	any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, WBC.

In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an “acquisition proposal.”

WBC, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if WBC’s board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, that the proposal or offer would reasonably be expected to result in a transaction that is:

•

for either (A) a merger, reorganization or similar transaction involving WBC, (B) a sale, transfer or other disposition of at least 25% of the assets of WBC, or (C) the acquisition by a person of beneficial ownership of 25% or more of WBC’s common stock;

•	more favorable to WBC shareholders from a financial point of view than the transaction contemplated by the merger agreement with Frontier; and

•	reasonably capable of being completed.

In our discussion we refer to any offer or proposal described above as a “superior proposal.” Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, WBC must execute a confidentiality agreement with the other party and WBC’s board must promptly notify Frontier of the other party’s proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, WBC.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Frontier and WBC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation, or FDIC, and the Washington Department of Financial Institutions, or DFI, and confirmation from the Federal Reserve Board, or FRB, that its approval is not required. We filed applications with the FDIC and DFI seeking their approvals in December 2007, and we will request the FRB’s confirmation that prior approval of the Board of Governors of the Federal Reserve Banking System is not required under the Bank Holding Company Act in due course and obtain such confirmation prior to the merger. The merger cannot proceed in the absence of these regulatory approvals. Although Frontier and WBC expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice, or “DOJ”, or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

Frontier and WBC are not aware of any other material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

Federal Deposit Insurance Corporation. The merger of Whidbey Island Bank into Frontier Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation, or FDIC, pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act, or BMA, requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977, or “CRA”, in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

On or about December 17, 2007, Frontier filed an application with the FDIC requesting approval of the merger. Copies of the application have been or will be provided to the U.S. Department of Justice and other governmental agencies. The application describes the terms of the merger, the parties involved, the activities to be conducted by Frontier as a result of the merger, the source of funds for the merger and provides other financial and managerial information.

In deciding on the application, the FDIC will consider the financial and managerial resources and prospects of the existing and combined institutions and the benefits that may be expected from the merger. The FDIC will also evaluate the capital adequacy of Frontier before and after completion of the merger and WBC’s and Frontier’s record of addressing the credit needs of the communities they serve, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of its subsidiary banks, under the CRA.

The FDIC can deny the application if it or the DOJ determines that the transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize a given business activity in any part of the United States. The FDIC can also deny an application if it or DOJ determines that the transaction would substantially lessen competition or would tend to create a monopoly in any section of the country, or would in any other manner result in a restraint of trade, unless the FDIC finds that the anti-competitive effects of the transaction are clearly outweighed by the probable effects of the transaction in providing benefits to the public.

Applicable federal law provides for the publication of notice and public comment on the application filed by Frontier with the FDIC. Under current law, the merger cannot be completed until the FDIC has approved it.

Federal Reserve Board. Federal Reserve Board approval may be required because Frontier is a bank holding company proposing to acquire another bank holding company, WBC. The Board of Governors of the Federal Reserve System must approve the merger before the merger of WBC can be completed, unless its approval is not required under the Bank Holding Company Act because Frontier and

WBC and the proposed transaction satisfy certain conditions set forth in the FRB rules. These conditions include, among other things, that the transactions would not be anti-competitive and that the companies merged are and after the merger will be well-capitalized.

Washington Department of Financial Institutions. The Washington Department of Financial Institutions, or DFI, must be notified at least 30 days prior to the completion of the merger and provided with a copy of the application to the FDIC and certain other information, as a result of the change of control of WBC’s banking subsidiary, Whidbey Island Bank. The DFI may disapprove a change of control of a state bank within 30 days of the filing of a complete application (or an extended period not exceeding an additional 15 days) if it determines that the transaction is not in the public interest and for other reasons specified under Washington law.

The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.

The merger agreement provides that if the merger has not been consummated on or before June 30, 2008, and Frontier and WBC have not agreed upon an extension, the merger agreement may be terminated, subject to certain conditions, by Frontier or WBC. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the merger agreement by WBC’s shareholders, there can be no assurance that the merger will be consummated by June 30, 2008. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the merger agreement.

Frontier and WBC are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Frontier and WBC intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Frontier may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Frontier. See “The Merger—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement.”

DISSENTERS’ RIGHTS

In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington), WBC’s shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their WBC common stock.

WBC shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. WBC and Frontier will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a WBC shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix C.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to WBC before the vote is taken by WBC shareholders notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to WBC at the following address within the requisite time period:

Washington Banking Company

450 S.W. Bayshore Drive

Oak Harbor, Washington 98277

Attn: Shelly L. Angus, Corporate Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to WBC a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to WBC the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver to WBC prior to the vote being taken by WBC shareholders a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of WBC common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, Frontier as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which Frontier must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Frontier shall pay each dissenter with properly perfected dissenters’ rights Frontier’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own WBC shares prior to the public announcement of the merger, Frontier is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The rate of interest is generally required to be the rate at which Frontier can borrow money from other banks.

A dissenter who is dissatisfied with Frontier’s estimate of the fair value or believes that interest due is incorrectly calculated may notify WBC of the dissenter’s estimate of the fair value and amount of interest due. If Frontier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Frontier must, within 60 days, petition a court to determine the fair value.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of WBC who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

TERMINATION OF THE MERGER AGREEMENT

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of WBC, in any of the following ways:

•	by mutual consent of Frontier and WBC;

•

by either Frontier or WBC, if any application for a required regulatory approval is denied (or should any required approval be conditioned upon a substantial deviation from the transactions contemplated), or up to 60 days thereafter if such denial is appealed within 14 business days but the application is not approved;

•

by either Frontier or WBC, if the merger is not completed on or before June 30, 2008, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•

by either Frontier or WBC, if the approval of the shareholders of WBC required for completion of the merger has not been obtained at the special meeting or any adjournment or postponement of the meeting;

•

by either Frontier or WBC, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•

by either Frontier or WBC if an event occurs between execution of the merger agreement and the effective date of the merger that has an material adverse effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the merger agreement;

•	by WBC if Sandler O’Neill fails to confirm its fairness opinion upon WBC’s request prior to the mailing of the proxy statement/prospectus;

•	by WBC if it reasonably believes that the merger will not be treated as a reorganization under Section 368(a) of the Code;

•	by WBC if its board of directors determines in good faith, after consultation with its financial advisor and outside counsel, that in light of an unsolicited superior proposal it must terminate the merger agreement to comply with its fiduciary duties to WBC and its shareholders, provided that WBC may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an “acquisition agreement”) related to a superior proposal. Furthermore, WBC may terminate the merger agreement only after the fifth day following Frontier’s receipt of a written notice advising Frontier that WBC’s board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Frontier so elects, WBC has negotiated in good faith with Frontier to make adjustments in the terms and conditions of the merger agreement as would enable Frontier to proceed with the merger on those adjusted terms;

•	by Frontier if dissenters’ shares exceed 10% of WBC’s outstanding common stock; or

•

by WBC if the average closing price of Frontier shares measured over a 20 day period, is less than $21.00 at any time during the ten business day period ending on the sixth business day prior to the date the special meeting is scheduled to occur unless, at least one day prior to the special meeting, Frontier agrees to increase the aggregate merger consideration or WBC’s board of directors determines it to be in the best interests of the company and its shareholders to complete the merger, even if the per share consideration is below $19.41.

It is not possible to know whether this walk-away termination right will be triggered until after the sixth business day prior to the special meeting. If the walk-away termination right is triggered, the WBC board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and without any further action by or resolicitation of the shareholders of WBC, or to terminate the merger agreement.

If the average Frontier stock price during the measurement period is less than $21.00 per share, WBC will, prior to the special meeting, announce whether Frontier has agreed to increase the consideration as described above. Were Frontier to refuse a request from WBC to increase the merger consideration, WBC’s board of directors would, in the course of exercising their fiduciary duties to WBC’s shareholders determine its response based upon the overall circumstances existing at the time, and were WBC to continue with the merger (assuming shareholder approval is received), the amount of cash and stock to be received by WBC’s shareholders may have a value less than $19.41 per share.

Termination Fee. WBC must pay Frontier a termination fee of $7.5 million reduced by any amounts paid under the $5.0 million termination fee provisions described below, if:

•	WBC terminates the merger agreement in order to accept a superior proposal; or

•

an acquisition proposal with respect to WBC has been made known to WBC and has been publicly announced or otherwise become public, or been made to the WBC shareholders, and after which either of the following occurs:

(a)	the merger agreement is terminated by Frontier or WBC because the merger is not completed on or before June 30, 2008, and prior to that date the shareholders of WBC have not previously approved the merger; or

(b)	the merger agreement is terminated by Frontier or WBC because the shareholders of WBC fail to approve the merger, and within 24 months of the termination WBC or

Whidbey Island Bank enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of WBC or Whidbey Island Bank.

Further, WBC must pay Frontier a termination fee of $5.0 million if:

•

either party terminates the merger agreement by reason of WBC’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Frontier, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

WBC agreed to this termination fee arrangement in order to induce Frontier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire WBC.

Frontier must pay WBC a termination fee of $5.0 million if:

•

either party terminates the merger agreement by reason of Frontier’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by WBC, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

Effect of Termination. If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Frontier or WBC or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	Frontier and WBC each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

Extension and Waiver. At any time prior to the completion of the merger, each of Frontier and WBC may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Frontier and WBC may amend the merger agreement at any time before or after approval of the merger agreement by WBC shareholders. However, after approval of the merger agreement by WBC shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the WBC shareholders.

STOCK MARKET LISTING

Frontier common stock is listed on the Nasdaq Global Select Market™. Frontier has agreed to use its reasonable best efforts to cause the shares of Frontier common stock to be issued in the merger to be listed on the Nasdaq Global Select Market™. It is a condition of the merger that those shares be listed on the Nasdaq Global Select Market™.

RESALE OF FRONTIER COMMON STOCK

The shares of Frontier common stock to be issued to shareholders of WBC upon consummation of the merger have been registered under the Securities Act of 1933, as amended. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of Frontier as that term is defined in the rules under the Securities Act. Frontier common stock received by those shareholders of WBC who are deemed to be “affiliates” of Frontier following the merger may generally be resold without registration only to the extent provided for by Rule 144, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.

An “affiliate” of Frontier is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Frontier. These restrictions generally are expected to apply to the directors and executive officers of Frontier. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

ACCOUNTING TREATMENT

The acquisition of WBC will be accounted for using the purchase method of accounting by Frontier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of WBC will be recorded by Frontier at their respective fair values at the time of the merger. The excess of Frontier’s purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be periodically reviewed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of WBC will be included in Frontier’s consolidated statement of operations after the date of the merger. The intangible asset(s) will be amortized against the combined company’s earnings following completion of the merger.

EXPENSES

The merger agreement provides that each of Frontier and WBC will pay its own expenses in connection with the transactions contemplated by the merger agreement.

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If WBC fails to receive a sufficient number of votes to approve the plan of merger as set forth in the merger agreement, WBC may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 120 days for the purpose of soliciting additional proxies to approve the plan of merger. WBC currently does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the plan of merger. If approval of the proposal to adjourn the WBC special meeting for the purpose of soliciting additional proxies is submitted to shareholders for approval, such approval requires the affirmative vote of holders of a majority of the votes of the outstanding shares of WBC common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, that are voted for or against the proposal to adjourn the special meeting.

The WBC board of directors unanimously recommends that WBC’s shareholders vote FOR the proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the plan of merger.

BUSINESSES OF THE PARTIES TO THE MERGER

INDUSTRY OVERVIEW

The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers’ funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.

Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.

To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines, or “ATMs” and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional “brand names” providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

FRONTIER

Frontier is a Washington corporation incorporated in 1983 and a registered bank holding company under the Bank Holding Company Act of 1956. Frontier is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Frontier Bank. Frontier Bank is headquartered in Everett, Washington and as of October, 2007 conducts business from its 48 branch offices located in Clallam, Jefferson, King, Kitsap, Pierce, Skagit, Snohomish, Thurston and Whatcom counties in western Washington. As of September 30, 2007, Frontier had total assets of approximately $3.6 billion, net loans receivable of approximately $3.3 billion, total deposits of approximately $2.8 billion and shareholder’s equity of approximately $398.1 million.

Frontier Bank is a Washington state-chartered commercial bank. It was incorporated in 1978. Frontier Bank offers a wide range of financial services to commercial and individual customers, including short-term and medium-term loans, lines of credit, inventory and accounts receivable financing, equipment financing, residential and commercial construction and mortgage loans secured by real estate, various savings programs, checking accounts, installment and personal loans, and bank credit cards.

Frontier Bank’s loan portfolio consists primarily of loans secured by real estate, although emphasis is also placed on commercial and agriculture loans, consumer installment loans and bankcard loans. At December 31, 2006, real estate loans comprised 84.7% of the portfolio, while commercial and agriculture loans made up 13.1% of the portfolio and installment and bankcard loans were 2.2%. Loans totaled $2.9 billion, and were 117% of deposits. Almost all of these loans were to borrowers within the Bank’s principal market areas.

Frontier Bank’s primary source of funds has historically been customer deposits. The Bank offers a variety of accounts designed to attract both short-term and long-term deposits from its market area. These accounts include NOW, money market, sweep accounts, savings and certificates of deposit. Interest rates paid on these accounts vary from time to time and are based on competitive factors and liquidity needs. One of the goals of management is to maintain noninterest-bearing deposits at the highest level possible. These are low cost funds and help to increase the net interest margin. Noninterest-bearing accounts were 16.6% of total deposits in 2006.

Frontier Bank offers other financial services complementary to banking including an insurance and investment center that markets annuities, life insurance products, and mutual funds to Bank customers and the general public, a trust department that offers a full array of trust services, and a private banking office to provide personal service to high net worth customers.

The deposits of Frontier Bank are insured by the Federal Deposit Insurance Corporation, or “FDIC”, up to the limits specified by law.

Market Area. Headquartered in Everett, Washington, as of October, 2007 Frontier serves its customers from 48 full service offices. In Snohomish County, four offices are located in Everett, and one office each is located in Arlington, Edmonds, Lake Stevens, Marysville, Mill Creek, Monroe, Lynnwood, Smokey Point, Snohomish, and Stanwood. Eight offices are located in Pierce County in the cities of Buckley, Edgewood-Milton, Gig Harbor, Orting, Puyallup, Sumner, Tacoma and University Place (Tacoma). Frontier has thirteen branches in King County, one each in Ballard (Seattle), Bellevue, Bothell, Duvall, Fremont (Seattle), Kent, Kirkland, Lake City (Seattle), Redmond, Renton, Seattle, Totem Lake (Kirkland), and Woodinville. In addition, the following thirteen branches are located in Clallam, Jefferson, Kitsap, Skagit, Thurston and Whatcom Counties: two branches each in Bellingham and Poulsbo, and one each in Bainbridge Island, Bremerton, Lacey, Lynden, Mount Vernon, Port Angeles, Port Townsend, Sequim and Silverdale.

Frontier operates primarily in the Seattle metropolitan statistical area, or MSA, which as defined by FDIC includes Snohomish county, where Frontier is headquartered, and King county, which includes the city of Seattle and the eastside communities of Bellevue, Kirkland and Redmond where Microsoft is headquartered, and Pierce county, which includes the city of Tacoma.

The Seattle MSA has a diversified economy with major employers in a number of growth industries including aerospace, technology, health care, computer and telecommunications. The Seattle MSA economy is currently one of the top performing major markets in the nation. The Seattle MSA added more than 50,000 jobs in the last twelve months and is expected to add 50,000 jobs over the next year, according to Conway and Pederson’s Economic Forecaster. Unemployment remains low and commercial real estate development activity is strong. Home development and sales activities have continued to slow down though, over the past year.

Despite the relocation of its corporate headquarters to Chicago, the Boeing Company remains the largest employer in western Washington, including King and Snohomish counties. Boeing substantially reduced its workforce in Frontier’s market area as a result of the nationwide slowdown in the airline and aerospace industry after the tragic events of September 11, 2001, but in the past few years has been adding jobs. Significant Boeing layoffs in the past have not affected Frontier Bank’s asset quality; however, there can be no assurance that any future Boeing layoffs will not adversely affect Frontier Bank’s loan portfolio.

The economy in Frontier headquarters’ market area in Everett, traditionally dominated by Boeing and the Navy, has become more diversified with the healthcare and biotechnology industries, two industries which were less affected by the last economic slowdown in 2002-2004.

Business Strategy. Frontier is attempting to pursue the following strategies:

•	increasing the percentage of its assets consisting of commercial and industrial, or C&I, loans and commercial real estate loans with higher risk-adjusted returns and shorter maturities;

•	increasing deposits by attracting lower cost transaction accounts (such as checking, savings and money market accounts) through an enhanced branch network and online banking;

•	maintaining cost-effective operations by efficiently offering products and services;

•	maintaining its capital position at or above the “well-capitalized” (as defined for regulatory purposes) level; and

•	exploring prudent means to grow the business internally and/or through acquisitions.

A source of future growth may be through acquisitions. Frontier’s management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition and regulatory costs. Frontier actively reviews proposals for various acquisition opportunities. The objectives of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well-capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale; and enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.

Frontier’s ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Frontier may need to obtain additional debt and equity capital in pursuing its business strategy. Frontier’s access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Frontier’s control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates within Frontier’s existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Frontier’s ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.

Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. After any acquisition, Frontier may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions.

Facilities. Frontier owns its administrative offices and operations centers in Everett and Sumner, and 24 of its branches, through its wholly-owned bank premises holding corporation subsidiary, FFP, Inc., which leases the properties to Frontier Bank. Owned offices and branches range in size from 1,000 to 45,000 square feet and have a total net book value at December 31, 2006, including leasehold improvements, furniture, fixtures and equipment, of $30.0 million.

Competition. The banking industry is highly competitive. Frontier Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Frontier also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Frontier expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Frontier’s competitors have more significant financial resources, larger market share and greater name recognition than Frontier. The existence of such competitors may make it difficult for Frontier to achieve its financial goals.

Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.

Management believes that the principal competitive factors affecting Frontier’s markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Frontier’s products currently compete favorably with respect to these factors, there can be no assurance that Frontier can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.

Frontier’s competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Frontier competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.

Frontier competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Frontier’s ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.

Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Frontier. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Frontier’s high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Frontier believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Frontier’s personal, branch-based approach obsolete. Frontier believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.

Employees. As of September 30, 2007, Frontier and its subsidiaries had 733 full-time equivalent employees. None of Frontier’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against Frontier or Frontier Bank, such as claims to enforce liens, condemnation proceedings on properties in which Frontier Bank held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Frontier and Frontier Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Frontier.

Financial and other information relating to Frontier is set forth in Frontier’s annual report on Form 10-K for the year ended December 31, 2006 and Frontier’s current report on Form 8-K filed January 27, 2008. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Frontier, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Frontier’s annual report on Form 10-K for the year ended December 31, 2006, and Frontier’s proxy statement dated March 21, 2007, for its annual meeting of shareholders. Copies of this information may be obtained from Frontier as indicated under “Where You Can Find More Information.”

WBC

Washington Banking Company is a Washington corporation registered as a bank holding company under The Bank Holding Company Act of 1956. WBC is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Whidbey Island Bank. Whidbey Island Bank is headquartered in Coupeville, Washington, and conducts business from 20 branches and loan production offices located in Island, San Juan, Skagit, Snohomish and Whatcom counties in northwest Washington state. As of September 30, 2007, WBC had total assets of approximately $867.4 million, total net loans receivable and loans held for sale of approximately $772.8 million, total deposits of approximately $766.3 million and shareholders’ equity of approximately $71.7 million.

Whidbey Island Bank is a Washington state-chartered commercial bank. Whidbey Island Bank engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial and individual customers in northwest Washington state and neighboring communities, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards.

Business Strategy. Since its organization in 1996, WBC’s strategy has been one of value-added growth. WBC’s growth to date has been achieved organically, by opening new offices and increasing its officers’ loans and deposits, rather than by acquiring other banks. The company’s geographical expansion has primarily been concentrated along the I-5 corridor from Snohomish to Whatcom Counties.

WBC’s strategy is to support its employees in providing a high level of personal service to its customers while expanding the loan, deposit and investment products and other services that the company offers. Maintenance of asset quality is emphasized by controlling nonperforming assets and adhering to prudent underwriting standards. Management also focuses on improving operating efficiencies and internal operating systems to further manage noninterest expense.

WBC has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team. WBC has successfully grown its assets to approximately $867.4 million in just 11 years, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.

Whidbey Island Bank has always prioritized timely local decision-making and emphasized the highest level of personal banking service. WBC strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships.

Products and Services. Whidbey Island Bank provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. In addition, the Bank offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Commercial lending is the primary focus of Whidbey Island Bank’s lending activities and a significant portion of its loan portfolio consists of commercial loans.

Whidbey Island Bank provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit. Real estate loans are also available for construction, purchase and refinancing of residential owner-occupied and rental properties, with a variety of fixed and adjustable rate options and terms.

The Bank also offers nondeposit managed investment products and services, which are not FDIC insured. These programs are provided through the investment advisory companies, Elliott Cove Capital Management LLC and DFC Services & DFC Insurance Services. Another nondeposit product, which is not FDIC insured, is a sweep investment option available through a brokerage account.

Market Area. WBC’s primary market area currently consists of Island, Skagit, Whatcom, Snohomish and San Juan counties in northwest Washington state. Although the Pacific Northwest is typically associated with industries such as computer technology, aerospace and coffee, the Company’s market encompasses distinct economies that are somewhat removed from the Seattle metropolitan region.

Island County’s largest population center, Oak Harbor, is dominated by a large military presence with naval operations at Naval Air Station Whidbey Island, or “NAS Whidbey.” The jobs generated by NAS Whidbey contribute significantly to the county’s economy. Other primary industries providing employment for county residents are: education; health and social services; retail trade; and manufacturing. Due to its natural beauty, the county attracts tourism and has a number of retirement communities.

The economy of Skagit County is primarily comprised of agriculture, fishing, wood products, tourism, international trade, and specialized manufacturing. With its accessible ports and refineries, Skagit County is the center of the state’s petroleum industry.

Whatcom County, which borders Canada, has an economy with a prominent manufacturing base, as well as a significant academic-research and vocational-technical base, as it is the home of Western Washington University, one of Washington’s largest four-year academic centers. The United States Customs and Border Patrol and municipal, county and state governments are also major employers in the county.

Snohomish County is one of the fastest growing counties in Washington state, ranking sixth in population growth from 2000 to 2007. Industrial sectors include aerospace, biotechnology, and electronics, as well as a military naval base and large retail influences.

The economy of San Juan County is predominantly comprised of retail trade, tourism, finance and insurance, and real estate services. The county is known for its beautiful locale, which attracts many visitors, and serves as a second home to an affluent sector of the state’s population.

Competition. The community banking business is highly competitive. Whidbey Island Bank competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions. Whidbey Island Bank’s major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Washington, such as Bank of America, Wells Fargo Bank, U.S. Bank and Washington Mutual. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over WBC in that they have higher lending limits and are able to offer statewide facilities and services that Whidbey Island Bank does not offer. To a lesser extent, Whidbey Island Bank also competes with several locally headquartered community banks, including Skagit State Bank, Banner Bank and Frontier Bank.

Facilities. The executive offices of WBC are located at 450 Southwest Bayshore Drive in Oak Harbor, Washington, in a building that is owned by WBC on leased land. The building also houses Whidbey Island Bank’s Oak Harbor branch. At December 31, 2006, the Bank conducted business at 20 branch locations, thirteen of which are owned by the Bank, including the main office in Oak Harbor, WA, and seven of which are leased under various agreements. WBC owns two additional facilities for administrative purposes. Owned offices and branches range in size from 2,000 to 30,000 square feet and have a total net book value at December 31, 2006, including leasehold improvements, furniture, fixtures and equipment, of $23.4 million.

WBC purchased property in the Smokey Point/Arlington, Washington area during the fourth quarter of 2006 with plans to relocate the Smokey Point branch, which is currently leased. Branch construction began in the second quarter of 2007.

Employees. As of September 30, 2007, WBC and its subsidiaries had a total of 295 full-time equivalent employees. None of WBC’s employees are covered by a collective bargaining agreement management. Management believes relations with its employees are good.

Legal Proceedings. There are no threatened or pending legal proceedings against WBC which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of WBC.

Financial and other information relating to WBC is set forth in WBC’s annual report on Form 10-K for the year ended December 31, 2006 and WBC’s current report on Form 8-K filed January 25, 2008. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of WBC, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in WBC’s annual report on Form 10-K for the year ended December 31, 2006, and WBC’s proxy statement dated March 21, 2007, for its annual meeting of shareholders. Copies of this information may be obtained from Frontier as indicated under “Where You Can Find More Information.”

CERTAIN BENEFICIAL OWNERSHIP

OF WBC COMMON STOCK

The following table sets forth, as of January 31, 2008, information as to the shares of WBC common stock beneficially owned by each person who, to the knowledge of WBC, is the owner of more than 5% of the outstanding shares of WBC common stock, by WBC’s chief executive officer, chief credit officer, chief financial officer and chief executive officer of its subsidiary, Whidbey Island Bank, by each director of WBC, and by the executive officers and directors of WBC as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2008 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Currently, none of the shares beneficially owned by WBC’s directors or executive officers named below are pledged as security.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 450 S.W. Bayshore Drive, Oak Harbor, Washington 98277. The percentage of beneficial ownership is based on 9,460,033 shares of common stock outstanding as of the date of this proxy statement/prospectus.

Name of Beneficial Owner	Amount of Beneficial Ownership (# Shares)		Percent of Class
Executive Officers:*
Michal D. Cann	171,096	(1)	1.8%
Joseph W. Niemer	1,621	(2)	0.0%
Richard A. Shields	6,271		0.1%
John L. Wagner	35,066	(3)	0.4%

Directors:

Karl C. Krieg	179,504	(4)	1.9%
Jay T. Lien	112,111	(5)	1.2%
Robert B. Olson	117,744	(6)	1.2%
Anthony B. Pickering	49,776	(7)	0.5%
Edward J. Wallgren	184,069	(7)	1.9%
Dennis A. Wintch	8,050		0.1%

Directors and executive officers as a group (10 persons)	865,308	(8)	9.1%

5% Shareholders:

Frontier Financial Corporation PO Box 2215 Everett, WA 98203	782,506		8.3%

The Banc Funds Company, L.L.C. Funds V, VI and VII 208 S. LaSalle Street Chicago, IL 60604	644,047		6.8%

*	Mr. Cann also serves on the board of directors of WBC.

(1)	Includes 690 shares issuable upon exercise of options, exercisable at $6.54 per share.

(2)	Includes 124 shares issuable upon exercise of options, which are exercisable at $14.60 per share.

(3)	Includes 549 shares issuable upon exercise of options, which are exercisable at $6.15 per share.

(4)

Includes (a) 8,053 shares issuable upon exercise of options, 4,216 of which are exercisable at $4.50 per share, 3,450 of which are exercisable at $6.54 per share, and 387 of which are exercisable at $14.60 per share, and (b) 27,210 shares owned by the Krieg Construction 401(k) Plan, for which Mr. Krieg is the Trustee.

(5)

Includes (a) 2,611 shares issuable upon exercise of options, 844 of which are exercisable at $4.50 per share, 1,380 of which are exercisable at $6.54 per share, and 387 of which are exercisable at $14.60 per share and (b) 12,635 shares owned by the Dan Garrison, Inc. Profit Sharing Plan, for which Mr. Lien is the Trustee.

(6)

Includes (a) 8,053 shares issuable upon exercise of options, 4,216 of which are exercisable at $4.50 per share, 3,450 of which are exercisable at $6.54 per share, and 387 of which are exercisable at $14.60 per share, and (b) 1,235 shares owned for the benefit of Mr. Olson’s grandchildren under the Uniform Gifts to Minors Act, for which Mr. Olson is the custodian.

(7)

Includes 8,053 shares issuable upon exercise of options, 4,216 of which are exercisable at $4.50 per share, 3,450 of which are exercisable at $6.54 per share, and 387 of which are exercisable at $14.60 per share.

(8)	Includes 36,186 shares issuable pursuant to options exercisable or becoming exercisable within 60 days of the date of this table at exercise prices ranging from $4.50 to $14.60 per share.

DESCRIPTION OF FRONTIER CAPITAL STOCK

Frontier is authorized to issue 100,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, none of which have been issued. Frontier common stock is listed for trading on the Nasdaq Global Select Market™ under the symbol “FTBK.” Each share of Frontier common stock has the same relative rights and is identical in all respects with every other share of Frontier common stock. The following summary is not a complete description of the applicable provisions of Frontier’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

COMMON STOCK

Voting Rights. The holders of Frontier common stock possess exclusive voting rights in Frontier. Each holder of Frontier common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Frontier common stock. Holders of shares of Frontier common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of Frontier common stock are entitled to such dividends as the board of directors of Frontier may declare from time to time out of funds legally available therefor. Dividends from Frontier depend upon the receipt by Frontier of dividends from its subsidiaries because Frontier has no source of income other than dividends from its subsidiaries.

Liquidation. In the event of liquidation, dissolution or winding up of Frontier, the holders of shares of Frontier common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Frontier.

Other Characteristics. Holders of Frontier common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Frontier common stock which may be issued. Therefore, the board of directors of Frontier may authorize the issuance and sale of shares of common stock of Frontier without first offering them to existing shareholders of Frontier. Frontier common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Frontier common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.

PREFERRED STOCK

Frontier’s board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participation, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of Frontier common stock. Frontier can issue shares of preferred stock at any time in any amount, provided that not more than

10,000,000 shares of preferred stock are outstanding at any one time. No preferred shares have been issued by Frontier. Shares of Frontier common stock would, however, be subject to the rights of holders of Frontier preferred stock, if and when issued.

TRANSFER AGENT

The transfer agent and registrar for the Frontier common stock is American Stock Transfer & Trust Company.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Frontier is incorporated under the laws of the state of Washington and, accordingly, the rights of Frontier’s shareholders are governed by Frontier’s articles of incorporation, its bylaws, and the Washington Business Corporation Act (“WBCA”). WBC is incorporated under the laws of the state of Washington and, accordingly, the rights of WBC’s shareholders are governed by WBC’s articles of incorporation, its bylaws, and the WBCA.

Upon consummation of the merger, shareholders of WBC will become shareholders of Frontier and, as such, their rights will be governed by Frontier’s articles of incorporation, its bylaws, and the WBCA. The following is a summary of material differences between the rights of a Frontier shareholder under Frontier’s articles of incorporation and bylaws, and the rights of a WBC shareholder under WBC’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”

PREFERRED STOCK

Frontier. Frontier’s board of directors can at any time, under Frontier’s articles of incorporation, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Frontier through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Frontier management could stop a takeover by preventing the person trying to take control of Frontier from acquiring enough voting shares necessary to take control.

WBC. WBC’s articles of incorporation provide for the issuance of 20,000 shares of preferred stock but, unlike Frontier’s articles do not grant the board of directors similar discretion to determine the rights and preferences of any series of such shares without shareholder approval.

BOARD OF DIRECTORS

Frontier. Frontier’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than twenty-five members. Frontier’s board of directors currently consists of twelve members.

WBC. WBC’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than twelve members. WBC’s board of directors currently consists of seven members.

CLASSIFICATION OF DIRECTORS

Frontier. Frontier’s articles of incorporation provide that the board of directors will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

WBC. WBC’s articles of incorporation also provide for a staggered board.

REMOVAL OF DIRECTORS

Frontier. Frontier’s articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of two-thirds (2/3) of the total votes eligible to be cast at a meeting called expressly for such purpose. These supermajority and cause requirements make it difficult for a person or entity to acquire control of Frontier’s board of directors through shareholder action or director elections.

WBC. WBC’s bylaws provide that directors may be removed, without cause, by a two-thirds majority vote of the shareholders and, therefore, directors may be removed with cause without requiring a shareholder vote. Except as provided by law, cause for removal exists only if the board of directors has reasonable grounds to believe that the company has suffered or will suffer substantial injury as a result of the gross negligence or dishonesty of the director whose removal is proposed.

SPECIAL MEETINGS OF SHAREHOLDERS

Frontier. Frontier’s bylaws provide that special meetings of shareholders may be called only by the chairman of the board, vice chairman, chief executive officer, president, the board of directors, or holders of not less than 10% of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Frontier by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.

WBC. WBC’s bylaws provide that special meetings of the shareholders may be called by the president or a majority of the board of directors.

NOMINATION OF DIRECTOR CANDIDATES AND OTHER SHAREHOLDER PROPOSALS

Frontier. Frontier’s articles of incorporation provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders meeting. These procedures include providing a specific form of notice to Frontier of such proposals or nominees generally not more than 150 days prior to the annual meeting and not less than 10 days after the company’s first public announcement of the date of such meeting, and not more than 150 days prior to such meeting nor less that the later of 120 days prior to such meeting or 10 days after the company’s first public announcement of the date of such meeting and the board’s nominees to be elected at such meeting, for any shareholder nomination for a special meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board’s nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.

WBC. WBC’s bylaws generally require nominations of director candidates by shareholders to be in writing and delivered or mailed to the chairman of the board or president of the company not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND LIMITATION OF LIABILITY

Frontier. Pursuant to Frontier’s bylaws, Frontier will, to the fullest extent permitted by the WBCA, indemnify the directors and officers of Frontier and persons serving as directors or officers of another company (such as Frontier Bank) at Frontier’s request, with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was a director or officer, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.

WBC. WBC’s articles of incorporation contain an indemnification provision that is identical in all material respects to the indemnification provision contained in Frontier’s articles of incorporation.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

Frontier. Frontier’s articles of incorporation may generally be amended by the vote of the holders of a majority of the outstanding shares of Frontier common stock. Frontier’s bylaws may be amended by the vote of two-thirds of the board of directors or by the holders of a majority of shares.

WBC. WBC’s articles of incorporation may generally be amended by the vote of a majority of the outstanding shares of WBC common stock. WBC’s bylaws may be amended by the board of directors or by the holders of a majority of shares.

CONSIDERATION OF OTHER CONSTITUENCIES

Frontier. Neither Frontier’s articles of incorporation nor its bylaws contain any special provisions with respect to the board of directors’ consideration of a merger, tender or exchange offer.

WBC. WBC’s articles of incorporation require WBC’s board of directors to consider all relevant factors in addition to the amount of consideration to be paid when evaluating a merger, tender or exchange offer. These additional factors include the social and economic effects of the transaction on the employees, customers, suppliers, and other constituents of WBC and its subsidiaries and on the communities in which WBC and its subsidiaries operate or are located.

LEGAL OPINIONS

The validity of the Frontier common stock to be issued in the merger is being passed upon for Frontier by Keller Rohrback L.L.P., Seattle, Washington. Keller Rohrback, L.L.P. will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of Frontier Financial Corporation and subsidiaries and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference to the 2006 Annual Report on Form 10-K of Frontier Financial Corporation have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the consolidated financial statements, (2) expresses an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Washington Banking Company and subsidiaries and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference to the 2006 Annual Report on Form 10-K of Washington Banking Company have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the consolidated financial statements, (2) expresses an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RBC Capital Markets, Inc., will receive a fee for its services as investment banker in connection with the merger. In addition, Sandler O’Neill has received a fee for issuing a fairness opinion in connection with the merger.

OTHER MATTERS

The WBC board is not aware of any business to come before the WBC special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the WBC special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Frontier and WBC file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy any reports, proxy statements or other information filed by Frontier or WBC at the Commission’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street N.E., Washington, D.C. 20549.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission’s public reference rooms. Frontier’s and WBC’s filings are also available to the public from document retrieval services and at the Commission’s Internet website at “http://www.sec.gov.” Frontier’s and WBC’s filings with the Commission are also available at their respective websites at www.frontierbank.com and www.wibank.com.

Frontier has filed a registration statement on Form S-4 to register with the SEC the shares of Frontier to be issued to WBC shareholders. This proxy statement/prospectus is part of the registration statement and constitutes a prospectus of Frontier and a proxy statement for WBC for the special meeting. As allowed by the SEC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement. The registration statement is available for inspection and copying as set forth above.

The SEC allows Frontier and WBC to “incorporate by reference” information into this proxy statement/prospectus, which means that Frontier can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus.

Frontier incorporates by reference the respective documents filed by it with the Commission listed below and any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the special meeting.

Frontier SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Current Reports on Form 8-K	Filed on January 25, 2008 and January 5, January 19, January 23, April 18, April 25, July 23, July 25, July 30, August 16, September 27, September 28 and October 24, 2007

The description of Frontier common stock set forth in Frontier’s registration statements filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

The portions of Frontier’s proxy statement for the annual meeting of stockholders held on April 18, 2007, that have been incorporated by reference in Frontier’s 2006 Annual Report on Form 10-K.

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Frontier at the following address:

Frontier Financial Corporation

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, Washington 98203

Attn: Carol E. Wheeler, Chief Financial Officer

(425) 514-0700

WBC incorporates by reference the respective documents filed by it with the Commission listed below and any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the special meeting.

WBC	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Current Reports on Form 8-K	Filed on January 25, 2008 and January 31, February 20, April 4, April 27, July 30, September 28, October 26 and November 20, 2007.

The description of WBC’s common stock set forth in WBC’s registration statements filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

The portions of WBC’s proxy statement for the annual meeting of stockholders held on April 26, 2007, that have been incorporated by reference in WBC’s 2006 Annual Report on Form 10-K.

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning WBC at the following address:

Washington Banking Company

450 S.W. Bayshore Drive

Oak Harbor, Washington 98277

Attn: Richard A. Shields, Chief Financial Officer

(360) 679-3121

To obtain timely delivery, you should request desired information no later than five business days prior to the special meeting, or by March 20, 2008.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Frontier and WBC have not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither Frontier nor WBC is making an offer to sell or soliciting an offer to buy any securities other than the Frontier common stock to be issued by Frontier in the merger, and neither Frontier nor WBC is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Between

FRONTIER FINANCIAL CORPORATION

and

FRONTIER BANK

and

WASHINGTON BANKING COMPANY

and

WHIDBEY ISLAND BANK

Dated as of September 26, 2007

RECITALS		A-1

DEFINITIONS		A-1

ARTICLE I.	THE MERGER	A-7

1.1	THE CORPORATE MERGER	A-7
1.2	THE BANK MERGER	A-7
1.3	CONVERSION OF WBC COMMON STOCK	A-8
1.4	ELECTION PROCEDURES	A-9
1.5	WBC OPTIONS	A-11
1.6	DISSENTING SHARES	A-12
1.7	TAX CONSEQUENCES	A-13

ARTICLE II.	EXCHANGE OF SHARES	A-13

2.1	FRONTIER TO MAKE SHARES AND CASH AVAILABLE	A-13
2.2	EXCHANGE OF SHARES	A-13

ARTICLE III.	ACTIONS PENDING CLOSING	A-15

3.1	ORDINARY COURSE	A-15
3.2	CAPITAL STOCK	A-15
3.3	DIVIDENDS, ETC.	A-15
3.4	INDEBTEDNESS; LIABILITIES	A-15
3.5	OPERATING PROCEDURES; CAPITAL EXPENDITURES; ETC.	A-15
3.6	CONTINUANCE OF BUSINESS	A-15
3.7	SUBSIDIARIES	A-16
3.8	COMPENSATION; EMPLOYMENT AGREEMENTS	A-16
3.9	HIRING	A-16
3.10	BENEFIT PLANS	A-16
3.11	CLAIMS	A-16
3.12	AMENDMENTS	A-16
3.13	CONTRACTS	A-16
3.14	LOANS	A-16
3.15	AGREEMENTS	A-17

ARTICLE IV.	FRONTIER FORBEARANCES	A-17

4.1	AMENDMENTS	A-17
4.2	REORGANIZATION	A-17
4.3	CONDITIONS	A-17
4.4	AGREEMENTS	A-17
4.5	CERTAIN ACTIONS	A-17

ARTICLE V	REPRESENTATIONS AND WARRANTIES	A-17

5.1	WBC AND WHIDBEY ISLAND BANK REPRESENTATIONS AND WARRANTIES	A-17
5.2	FRONTIER AND FRONTIER BANK REPRESENTATIONS AND WARRANTIES	A-29

ARTICLE VI.	COVENANTS	A-34

6.1	BEST EFFORTS	A-34

A-i

6.2	PROXY STATEMENT; MEETING	A-34
6.3	REGISTRATION STATEMENT COMPLIANCE WITH SECURITIES LAWS	A-35
6.4	PUBLICITY; PRESS RELEASES	A-35
6.5	ACCESS; INFORMATION	A-35
6.6	AFFILIATE AGREEMENTS	A-36
6.7	STATE TAKEOVER LAWS	A-36
6.8	NO RIGHTS TRIGGERED	A-36
6.9	SHARES LISTED	A-36
6.10	REGULATORY APPLICATIONS	A-36
6.11	INSURANCE	A-36
6.12	CERTAIN ACTIONS	A-37
6.13	ESTOPPEL LETTERS	A-37

ARTICLE VII.	CONDITIONS PRECEDENT	A-37

7.1	CONDITIONS TO EACH PARTY’S OBLIGATIONS	A-37
7.2	CONDITIONS TO OBLIGATIONS OF FRONTIER	A-38
7.3	CONDITIONS TO OBLIGATIONS OF WBC	A-40

ARTICLE VIII.	TERMINATION AND AMENDMENT	A-41

8.1	TERMINATION	A-41
8.2	EFFECT OF TERMINATION	A-43
8.3	AMENDMENT	A-44
8.4	EXTENSION; WAIVER	A-44

ARTICLE IX	ADDITIONAL AGREEMENTS	A-44

9.1	ADDITIONAL AGREEMENTS	A-44
9.2	BENEFIT PLANS	A-44
9.3	CERTAIN ACTIONS	A-45
9.4	EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS	A-46
9.5	DIRECTORS OF WBC	A-46
9.6	WBC MANAGEMENT	A-46
9.7	AT-WILL EMPLOYEES	A-47

ARTICLE X.	GENERAL PROVISIONS	A-47

10.1	CLOSING; EFFECTIVE TIME	A-47
10.2	SURVIVAL	A-47
10.3	COUNTERPARTS	A-47
10.4	GOVERNING LAW; VENUE	A-47
10.5	EXPENSES	A-47
10.6	NOTICES	A-47
10.7	ENTIRE UNDERSTANDING	A-48
10.8	ENFORCEMENT PROCEEDINGS	A-48
10.9	HEADINGS	A-48
10.10	ENFORCEMENT OF CONFIDENTIALITY AGREEMENT	A-48
10.11	SEVERABILITY	A-48
10.12	ASSIGNMENT; NO THIRD PARTY BENEFICIARIES	A-49

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of the 26th day of September, 2007 (this “Agreement”), is by and among FRONTIER FINANCIAL CORPORATION (“Frontier”), FRONTIER BANK (“Frontier Bank”), WASHINGTON BANKING COMPANY (“WBC”) and WHIDBEY ISLAND BANK (“Whidbey Island Bank”).

RECITALS

(A) FRONTIER. Frontier is a corporation duly organized and existing under the laws of the State of Washington, with its principal executive offices located in Everett, Washington. Frontier is a registered financial holding company.

(B) FRONTIER BANK. Frontier Bank is a Washington state-chartered commercial bank duly organized and existing under the laws of the State of Washington.

(C) WASHINGTON BANKING COMPANY. Washington Banking Company is a corporation duly organized and existing under the laws of the State of Washington, with its principal executive offices located in Oak Harbor, Washington. WBC is a registered financial holding company.

(D) WHIDBEY ISLAND BANK. Whidbey Island Bank is a Washington state-chartered commercial bank duly organized and existing under the laws of the State of Washington. Whidbey Island Bank operates twenty-one Washington branches and loan production offices (each a “WBC Office”) under the tradenames, trademarks and logos of Whidbey Island Bank.

(E) VOTING, DIRECTORS’ AND NONCOMPETITION AGREEMENTS. As a condition and an inducement to Frontier’s and Frontier Bank’s willingness to enter into this Agreement, (x) the directors and certain Executive Officers of WBC have entered into agreements in the form attached to this Agreement as Exhibit A, pursuant to which, among other things, each such individual has agreed to vote his or her shares of WBC Common Stock in favor of approval of the actions contemplated by this Agreement at the Meeting (as defined below), (y) each director of WBC has entered into an agreement in the form attached to this Agreement as Exhibit B pursuant to which each such individual has agreed to refrain from competing with or soliciting the employees or customers of Frontier and Frontier Bank, and (z) certain Executive Officers of WBC have entered into agreements in the forms attached to this Agreement as Exhibits C-1 through C-4 pursuant to which each such individual has agreed to refrain from competing with or soliciting the employees or customers of Frontier and Frontier Bank.

In consideration of their mutual promises and obligations, the parties further agree as follows:

DEFINITIONS

(A) DEFINITIONS. Certain capitalized terms used in this Agreement have the following meanings:

“Acquisition Agreement” has the meaning assigned to such term in Section 8.1(F).

“Acquisition Proposal” has the meaning assigned to such term in Section 9.3(D).

“Aggregate Consideration” has the meaning assigned to such term in Section 1.3(A).

“Agreement” means this Agreement and Plan of Merger, together with all Exhibits and Schedules annexed to, and incorporated by specific reference as a part of, this Agreement.

“Appraisal Laws” has the meaning assigned to such term in Section 1.6.

“Business Day” means any day other than a Saturday, Sunday, or legal holiday in the State of Washington.

“Certificate” has the meaning assigned to such term in Section 1.3(C).

“Closing” has the meaning assigned to such term in Section 10.1.

“Code” has the meaning assigned to such term in Section 1.7.

“Compensation and Benefit Plans” has the meaning assigned to such term in Section 5.1(P)(1).

“Confidentiality Agreement” has the meaning assigned to such term in Section 6.5(B).

“Control” with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting interests, by contract, or otherwise.

“Daily Sales Price” for any Trading Day means the closing price per share of Frontier Common Stock as reported by Nasdaq.

“Department” means the Department of Financial Institutions of the State of Washington.

“Derivatives Contract” means an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract that: (1) is not included on the balance sheet of the WBC Financial Statements or the Frontier Financial Statements, as the case may be, and (2) is a derivative contract (including various combinations thereof).

“Determination Date” means the fifth business day immediately prior to the Effective Time.

“Dissenting Shares” means the shares of WBC Common Stock held by those shareholders of WBC who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Effective Time” has the meaning assigned to such term in Section 10.1.

“Employment Agreements” shall mean the agreements with certain officers of WBC described in Section 9.4.

“Environmental Law” means (1) any federal, state, and/or local law, statute, ordinance, rule, regulation, code, license, permit, order, authorization, approval, consent, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land) or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and

Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, and (2) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that would reasonably be expected to impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

“ERISA” has the meaning assigned to such term in Section 5.1(P)(2).

“ERISA Affiliate” has the meaning assigned to such term in Section 5.1(P)(3).

“ERISA Plans” has the meaning assigned to such term in Section 5.1(P)(2).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated under such statute.

“Exchange Agent” has the meaning assigned to such term in Section 2.1.

“Exchange Fund” has the meaning assigned to such term in Section 2.1.

“Exchange Ratio” has the meaning assigned to such term in Section 1.5(A).

“Execution Date” means the last date on which this Agreement is executed by each of the parties hereto.

“Executive Officer” has the meaning set forth in Rule 405 of Regulation C under the Securities Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Frontier” has the meaning assigned in the introductory paragraph to this Agreement.

“Frontier Average Share Price” means the price equal to the average (rounded to the nearest ten-thousandth) of each Daily Sales Price of Frontier Common Stock for the twenty (20) Trading Days immediately preceding the Determination Date.

“Frontier Bank” has the meaning assigned in the introductory paragraph to this Agreement.

“Frontier Common Stock” has the meaning assigned to such term in Section 5.2(B)(2).

“Frontier Financial Statements” has the meaning assigned to such term in Section 5.2(G)(1).

“Frontier Securities Documents” has the meaning assigned to such term in Section 5.2(G)(2).

“Frontier Transaction” means: (1) a merger, consolidation or similar transaction involving Frontier, where Frontier is not the corporation surviving such transaction or where a change of control of Frontier is otherwise effected, (2) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Frontier or any of its significant Subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Frontier and its Subsidiaries, or (3) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of Frontier or any of its significant Subsidiaries other than the issuance of Frontier Common Stock upon the exercise of outstanding options or the conversion of outstanding convertible securities of Frontier.

“GAAP” means generally accepted accounting principles consistently applied in the United States.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization having jurisdiction over the Person to whom the term is applied.

“Hazardous Material” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, under any Environmental Law, whether by type or quantity, including any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“Intellectual Property” has the meaning assigned to such term in Section 5.1(Z).

“Knowledge” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of any officer, director or manager of the Person to whom the term applies.

“Loan/Fiduciary Property” means any property owned or controlled by a party or any of its Subsidiaries or in which such party or any of its Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where such party or any of its Subsidiaries constitutes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means, with respect to any party to this Agreement, an event, occurrence or circumstance that (a) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such party and its Subsidiaries, taken as a whole, or (b) would materially impair such party’s ability to perform its obligations under this Agreement or the consummation of any of the transactions contemplated by this Agreement.

“Measurement Period” has the meaning assigned to such term in Section 8.1(G).

“Meeting” has the meaning assigned to such term in Section 6.2(A).

“Merger” means (i) the merger of WBC with and into Frontier pursuant to Section 1.1 in exchange for cash and Frontier Common Stock as set forth in Section 1.3, and (ii) the merger of Whidbey Island Bank with and into Frontier Bank pursuant to Section 1.2.

“Merger Consideration” has the meaning assigned to such term in Section 1.3(A).

“Multiemployer Plans” has the meaning assigned to such term in Section 5.1(P)(2).

“Nasdaq” means the Nasdaq Global Select Market™.

“Noncompetition Agreements” has the meaning assigned to such term in Section 7.2(K).

“Participation Facility” means any building or other facility in which a party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator of such facility.

“Pension Plan” has the meaning assigned to such term in Section 5.1(P)(2).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.3(A).

“Per Share Consideration” has the meaning assigned to such term in Section 1.3(A).

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.3(A).

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental body, or other entity.

“Previously Disclosed” means information that is either (i) disclosed by a party in a Schedule that is delivered by that party to the other party contemporaneously with the Execution Date, or (ii) disclosed in, or filed or furnished as an exhibit to, the WBC Securities Documents (in the case of WBC) or the Frontier Securities Documents (in the case of Frontier).

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 6.2.

“RCW” means the Revised Code of Washington, as amended.

“Registration Statement” has the meaning assigned to such term in Section 6.2.

“Regulatory Agreement” has the meaning assigned to such term in Section 5.1(K).

“Regulatory Authorities” means federal or state governmental agencies, authorities or departments charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits.

“Resulting Bank” has the meaning assigned to such term in Section 1.2(A).

“Rights” has the meaning assigned to such term in Section 5.1(B).

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated under such statute.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any entity, each partnership, limited liability company, or corporation the majority of the outstanding partnership interests, membership interests, capital stock or voting power of which is (or upon the exercise of all outstanding warrants, options and other rights would be) owned, directly or indirectly, at the time in question by such entity.

“Superior Proposal” has the meaning assigned to such term in Section 9.3.

“Surviving Corporation” has the meaning assigned to such term in Section 1.1(A).

“Taxes” means federal, state or local income, gross receipts, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties or operations of the respective party or its Subsidiaries, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Termination Fee Amount” has the meaning assigned to such term in Section 8.2(B).

“Third Party” means a person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Exchange Act, excluding: (1) WBC, Whidbey Island Bank or any other Subsidiary of WBC, and (2) Frontier, Frontier Bank or any other Subsidiary of Frontier.

“Total Cash Amount” has the meaning assigned to such term in Section 1.3(A).

“Total Stock Consideration” has the meaning assigned to such term in Section 1.3(A).

“Trading Day” means a day that Frontier Common Stock is traded on Nasdaq.

“WBC” has the meaning assigned in the introductory paragraph to this Agreement.

“WBC Common Stock” has the meaning assigned to such term in Section 5.1(B).

“WBC Contract” has the meaning assigned to such term in Section 5.1(M).

“WBC Financial Statements” has the meaning assigned to such term in Section 5.1(G).

“WBC Office” has the meaning assigned to such term in Recital (D).

“WBC Option” has the meaning assigned to such term in Section 5.1(B)(4).

“WBC Stock Option Plans” has the meaning assigned to such term in Section 1.5(C).

“WBC Securities Documents” has the meaning assigned to such term in Section 5.1(G)(2).

“WBC Tax Returns” has the meaning assigned to such term in Section 5.1(V).

“Whidbey Island Bank” has the meaning assigned in the introductory paragraph to this Agreement.

“Whidbey Island Bank Common Stock” has the meaning assigned to such term in Section 5.1(B).

(B) GENERAL INTERPRETATION. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include the plural as well as the singular; the words “hereof,” “herein,” “hereunder,” “in this Agreement” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and references in this Agreement to Articles, Sections, Schedules and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement. Unless otherwise stated, references to Subsections refer to the Subsections of the Section in which the reference appears. General references to a “party” hereunder, unless the context requires otherwise, shall be construed to relate to Frontier and its Subsidiaries, on the one hand, and WBC and its Subsidiaries, on the other hand. All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

ARTICLE I. THE MERGER

1.1 THE CORPORATE MERGER. Subject to the provisions of this Agreement, at the Effective Time:

(A) SURVIVING CORPORATION. WBC shall be merged with and into Frontier pursuant to the terms and conditions set forth herein (the “Corporate Merger”). Upon consummation of the Corporate Merger, the separate existence of WBC shall cease and Frontier shall continue as the surviving corporation within the meaning of RCW 23B.11.010(2)(a) (the “Surviving Corporation”).

(B) ARTICLES, BYLAWS, DIRECTORS, OFFICERS. The Articles of Incorporation and Bylaws of the Surviving Corporation shall be those of Frontier, as in effect immediately prior to the Effective Time. Except as set forth in Section 9.5, the directors and officers of Frontier in office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) RIGHTS OF SURVIVING CORPORATION. Frontier, as the Surviving Corporation, shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such corporations, shall not revert or be in any way impaired by reason of the Corporate Merger.

(D) ASSUMPTION OF LIABILITIES. The Surviving Corporation shall become and be liable for all debts, liabilities, obligations and contracts of Frontier as well as those of WBC, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Frontier or WBC.

1.2 THE BANK MERGER. Subject to the provisions of this Agreement, at the Effective Time:

(A) RESULTING BANK. Whidbey Island Bank shall be merged with and into Frontier Bank pursuant to the terms and conditions set forth herein. Upon consummation of the Bank Merger, the separate existence of Whidbey Island Bank shall cease and Frontier Bank shall continue as the resulting bank for purposes of RCW 30.49.010 (the “Resulting Bank”).

(B) ARTICLES, BYLAWS, DIRECTORS, OFFICERS. The Articles of Incorporation and Bylaws of the Resulting Bank shall be those of Frontier Bank, as in effect immediately prior to the Effective Time. The directors and officers of Frontier Bank in office immediately prior to the Effective Time shall be the directors and officers of the Resulting Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) RIGHTS OF RESULTING BANK. Frontier Bank, as the Resulting Bank, shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the institutions so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the institutions so merged, shall be deemed to be vested in the Resulting Bank without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Bank Merger.

(D) ASSUMPTION OF LIABILITIES. The Resulting Bank shall become and be liable for all debts, liabilities, obligations and contracts of Frontier Bank as well as those of Whidbey Island Bank, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account, or records of Frontier Bank or Whidbey Island Bank.

1.3 CONVERSION OF WBC COMMON STOCK. Subject to the provisions of this Agreement, at the Effective Time:

(A) OUTSTANDING WBC COMMON STOCK. Each share of WBC Common Stock issued and outstanding at the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, cease to be outstanding and shall then and thereafter be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.4, either: (1) a number of shares of Frontier Common Stock equal to the Per Share Stock Consideration; or (2) cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”). The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration.” Shares of WBC Common Stock held by Frontier immediately prior to the Effective Time shall be deemed canceled and retired without additional consideration and shall be excluded from any calculation based upon the number of shares of WBC Common Stock outstanding pursuant to this Section and excluded from the election and exchange procedures set forth in Section 1.4.

For purposes of this Section 1.3(A):

“Aggregate Consideration” shall mean the sum, expressed as a dollar amount, of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Per Share Consideration” shall mean the quotient, expressed as a dollar amount and rounded to the nearest tenth-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of WBC Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Frontier Average Share Price

“Per Share Cash Consideration” shall mean the quotient, expressed as a dollar amount and rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of WBC Common Stock outstanding as of the close of business on the Execution Date.

“Total Cash Amount” shall mean an amount equal to $42,864,003 subject to the following paragraph defining the Total Stock Amount.

“Total Stock Amount” shall mean 5,916,430 shares of Frontier Common Stock plus the product of 0.90 times the increase in the number of shares of WBC Common Stock outstanding by virtue of the exercise of any stock option, warrant, or other derivative security between the Execution Date and the Effective Time (the “Base Stock Amount”); provided, however, that (i) if the Frontier Average Share Price is less than $21.00 then the number of shares of Frontier Common Stock and/or the Total Cash Amount may (under the circumstances and subject to the limitations set forth in Section 8.1(G) only) be increased by Frontier so that the Merger Consideration is not less than $19.41 (and only to the extent necessary), and (ii) if the Frontier Average Share Price is more than $27.00 then the number of shares of Frontier Common Stock shall equal the Base Stock Amount multiplied by the quotient of $27.00 as the numerator and the Frontier Average Share Price as the denominator so that the Merger Consideration is not more than $23.54 (and only to the extent necessary). An illustration of the calculations of the Merger Consideration and the Aggregate Consideration and the effect of the foregoing “Collar” is attached as Exhibit F to this Agreement.

“Total Stock Consideration” shall mean the product, expressed as a dollar amount, obtained by multiplying (x) the Total Stock Amount and (y) the Frontier Average Share Price.

(B) Notwithstanding Section 1.3(A) above, at least fifty percent (50%) of the Aggregate Consideration shall be paid in Frontier Common Stock. If and to the extent that such limitation would not otherwise be satisfied, then a portion of the amount otherwise payable under Section 1.3(A) shall instead be paid to such holders on a pro rata basis in Frontier Common Stock (based on the Frontier Average Share Price).

(C) All of the shares of WBC Common Stock converted into the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of WBC Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (1) the Merger Consideration, (2) any dividends and other distributions in accordance with Section 2.2(B) hereof, and (3) any cash to be paid in lieu of any fractional share of Frontier Common Stock in accordance with Section 2.2(E) hereof.

(D) The calculations required by Section 1.3(A) shall be prepared jointly by Frontier and WBC prior to the Effective Time.

1.4 ELECTION PROCEDURES.

(A) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of WBC Common Stock shall pass, only upon proper delivery of such Certificates, or customary affidavits and indemnification regarding the loss or destruction of such certificates, to the Exchange Agent) in such form as WBC and Frontier shall mutually agree (the “Election Form”) shall be mailed with the Proxy Statement on the date of mailing of the Proxy Statement or on such other date as Frontier and WBC shall mutually agree (the “Mailing Date”) to each holder of record of WBC Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(B) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to (x) elect to receive (1) the Per Share Stock Consideration in respect of all of such holder’s WBC Common Stock (“Stock Election Shares”); (2) the Per Share Cash Consideration in respect of all of such holder’s WBC Common Stock (“Cash Election Shares”); or (3) the Per Share Stock Consideration in respect of that portion to such holder’s shares of WBC Common Stock equal to the Stock Percentage (as defined below), rounded to the nearest whole share (the “Mixed Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of WBC Common Stock equal to the Cash Percentage (as defined below), rounded to the nearest whole share (the “Mixed Cash Shares,” and together with the Mixed Stock Shares, the “Mixed Election Shares”); or (y) to make no election with respect to such holder’s WBC Common Stock (“No Election Shares”). Any WBC Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Pacific Time, on the date prior to the Determination Date (or such other time and date as Frontier and WBC may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.” The term “Cash Percentage” shall mean the quotient, rounded to the nearest thousandth, obtained by dividing (x) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (y) the total number of shares of WBC Common Stock outstanding as of the close of business on the Determination Date. “Stock Percentage” shall mean the amount equal to one (1) minus the Cash Percentage.

(C) Frontier shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of WBC Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and WBC shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(D) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of WBC Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of WBC Common Stock represented by such Election Form shall become No Election Shares and Frontier shall cause the certificates representing WBC Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Frontier regarding such matters shall be binding and conclusive.

(E) Within ten (10) business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Frontier shall cause the Exchange Agent to effect the allocation among the holders of WBC Common Stock of rights to receive Frontier Common Stock or cash in the Merger as follows:

(1) Cash Election Shares Plus Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger for the Cash Election Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

(i) all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(ii) the Exchange Agent shall then select first from among the Cash Election Shares and then (if necessary) from the Mixed Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable, but in no event less than, the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(iii) the Cash Election Shares and Mixed Cash Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(2) Cash Election Shares Plus Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger for the Cash Election Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

(i) all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(ii) the Exchange Agent shall then select first from among the No Election Shares and second (if necessary) from among the Stock Election Shares and finally (if necessary) from the Mixed Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(iii) the Stock Election Shares, No Election Shares and Mixed Stock Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(3) Cash Election Shares Plus Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger for the Cash Election Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply, and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and all Stock Election Shares, Mixed Stock Shares, and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

(F) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by Frontier and reasonably satisfactory to WBC.

1.5 WBC OPTIONS. Notwithstanding anything to the contrary in this Agreement, and in addition to the Aggregate Consideration:

(A) Unexercised Options.

(1) At the Effective Time, each WBC Option that is unexercised by the Effective Time shall be converted into a fully vested option to acquire a number of shares of Frontier Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of WBC Common Stock subject to the WBC Option immediately prior to the Effective Time and (y) the Exchange Ratio (defined below), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of WBC Common Stock of such WBC Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Frontier Common Stock purchasable pursuant to the WBC Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any WBC Option to which Section 422 of the Code applies, the exercise price and the number of shares of Frontier Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each WBC Option shall continue to be governed by the same terms and conditions as were applicable under such WBC Option immediately prior to the Effective Time. For purposes of this Agreement, the “Exchange Ratio” shall be equal to the fraction having a numerator equal to the Per Share Consideration and having a denominator equal to the Frontier Average Share Price.

(2) As soon as practicable after the Effective Time, Frontier will prepare and file with the SEC a Registration Statement on Form S-8 covering shares of Frontier Common Stock to be issued upon the exercise of stock options assumed by Frontier pursuant to this Section 1.5(A).

(3) At or prior to the Effective Time, WBC, the WBC Board and the compensation committee of the WBC Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 1.5(A). WBC shall take all actions necessary to ensure that, from and after the Effective Time, Frontier will not be required to deliver WBC Common Stock or other capital stock of WBC to any Person pursuant to or in settlement of WBC Options.

(B) The names of the holders, dates of issuance and expiration, the number of shares subject to each such option, and the exercise price for all WBC Options as of the Execution Date are set forth in Schedule 1.5(B). All such WBC Options shall be 100% vested and exercisable at the Effective Time pursuant to the 2005 Stock Incentive Plan, the 1998 Stock Option and Restricted Stock Award Plan, the 1993 Director Stock Option Plan and the 1992 Stock Option Plan (collectively, the “WBC Stock Option Plans”).

1.6 DISSENTING SHARES. Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Time of the Merger, has not effectively withdrawn or lost his or her dissenters’ rights under Ch. 23B.13 RCW (the “Appraisal Laws”) shall not be converted into or represent a right to receive the Per Share Cash Consideration or Frontier Common Stock, but the holder of such Dissenting Share shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case each such share shall be deemed to have been converted at the Effective Time into the right to receive cash and/or Frontier Common Stock (based on the Per Share Stock Consideration defined in Section 1.3(A)) without any interest thereon, in the same proportions determined under Section 1.5(A) with respect to WBC Options that are unexercised by the Effective Time. Each holder of Dissenting Shares who becomes entitled to payment for his WBC Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from Frontier (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

1.7 TAX CONSEQUENCES. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

ARTICLE II. EXCHANGE OF SHARES

2.1 FRONTIER TO MAKE SHARES AND CASH AVAILABLE. On or before the Effective Time, Frontier shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Company (the “Exchange Agent”), for the benefit of the holders of WBC Common Stock as of the Effective Time, for exchange in accordance with this ARTICLE II: (A) certificates or electronic indicia of ownership representing the shares of Frontier Common Stock to be issued pursuant to Section 1.3 and Section 2.2(A) in exchange for outstanding shares of WBC Common Stock; (B) cash in the amount of the Total Cash Consideration; and (C) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(E). Such cash and shares of Frontier Common Stock, together with any dividends or distributions with respect to such Frontier Common Stock, are hereinafter referred to as the “Exchange Fund.”

2.2 EXCHANGE OF SHARES.

(A) As soon as practicable after the Effective Time, and in no event more than five (5) business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder’s Certificate or Certificates with an Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. After completion of the allocation procedure set forth in Section 1.4 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Frontier Common Stock which such holder of WBC Common Stock became entitled to receive pursuant to the provisions of ARTICLE I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of ARTICLE I, and the Certificate or Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(B) No dividends or other distributions declared after the Effective Time with respect to Frontier Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore has become payable with respect to shares of Frontier Common Stock represented by such Certificate.

(C) If any certificate representing shares of Frontier Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Frontier Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(D) After the Effective Time, there shall be no transfers on the stock transfer books of WBC of the shares of WBC Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Frontier Common Stock or cash or both, as provided in this ARTICLE II.

(E) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Frontier Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Frontier Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Frontier. In lieu of the issuance of any such fractional share, Frontier shall pay to each former shareholder of WBC who otherwise would be entitled to receive a fractional share of Frontier Common Stock an amount in cash determined by multiplying (1) the Frontier Average Share Price by (2) the fraction of a share of Frontier Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.3 hereof.

(F) Frontier (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of WBC Common Stock such amounts as Frontier is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of WBC Common Stock in respect of which such deduction and withholding was made by Frontier.

(G) Any portion of the Exchange Fund that remains unclaimed by the shareholders of WBC for twelve (12) months after the Effective Time shall be paid to Frontier. Any shareholders of WBC who have not theretofore complied with this ARTICLE II shall thereafter look only to Frontier for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Frontier Common Stock deliverable in respect of each share of WBC Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Frontier, Frontier Bank, WBC, Whidbey Island Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of WBC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(H) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Frontier, the posting by such person of a bond in such reasonable amount as Frontier may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III. ACTIONS PENDING CLOSING

Following the Execution Date until the Effective Time, WBC and Whidbey Island Bank shall not, without the prior written consent of Frontier:

3.1 ORDINARY COURSE. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and Frontier the goodwill of the customers of WBC and its Subsidiaries and others with whom business relations exist.

3.2 CAPITAL STOCK. Except for the exercise of outstanding WBC Options, or as disclosed in Schedule 5.1(B), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of WBC, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of WBC Common Stock to become subject to grants of stock options, warrants, stock appreciation rights, or any other stock-based employee compensation rights.

3.3 DIVIDENDS. Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, or directly or indirectly combine, split, subdivide, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Agreement (and except for the payment of regular quarterly cash dividends of not more than 6¢ per share through the calendar quarter in which the Effective Time occurs and which shall in lieu of a quarterly dividend from Frontier with respect to such calendar quarter), authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto. This Section 3.3 shall not preclude dividends from Whidbey Island Bank to WBC made in the ordinary course of business and consistent with past practice.

3.4 INDEBTEDNESS; LIABILITIES. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.

3.5 OPERATING PROCEDURES; CAPITAL EXPENDITURES. Except as may be directed by any Governmental Authority, (A) change its lending, investment, underwriting, pricing, servicing, risk and asset liability management or other material banking policies in any material respect, or (B) commit to incur any further capital expenditures exceeding $50,000 individually or $100,000 in the aggregate, except budgeted items disclosed in Schedule 3.5, or (C) change the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered “high risk” under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocating or closing of, or open, relocate or close, any WBC Office.

3.6 CONTINUANCE OF BUSINESS. Except for budgeted items Previously Disclosed in Schedule 3.5, dispose of or discontinue any portion of its assets, business or properties that exceeds $50,000 individually or $100,000 in the aggregate in value or is otherwise material to WBC’s business, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity that exceeds $50,000 individually or $100,000 in the aggregate in value or is otherwise material to WBC (except foreclosures or acquisitions by WBC in its fiduciary capacity and loan participations, in each case in the ordinary course of business consistent with past practice).

3.7 SUBSIDIARIES. Organize or acquire, directly or indirectly, any Subsidiaries.

3.8 COMPENSATION; EMPLOYMENT AGREEMENTS. Except as set forth in Schedule 3.8, and for salary increase and bonuses Previously Disclosed to go into effect on or about January 1, 2008, enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any WBC Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice, and provided, however, that an automatic rollover or extension of term of an Employment Agreement described in Section 9.4 shall not be deemed an amendment for purposes of this Section 3.8.

3.9 HIRING. Hire any person as an employee of WBC or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 3.8 and (ii) persons hired to fill any vacancies existing or arising after the date hereof and whose employment is terminable at the will WBC or a Subsidiary of WBC, as applicable, and who are not subject to or eligible for any severance or similar benefits or payments

3.10 BENEFIT PLANS. Except as set forth in Schedule 3.10, enter into or modify (except as may be required by Section 409A of the Code) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

3.11 CLAIMS. Settle any claim, litigation, action or proceeding involving any liability for money damages in excess of $50,000 or material restrictions upon the operations of WBC.

3.12 AMENDMENTS. Amend its Articles of Incorporation or Bylaws.

3.13 CONTRACTS. Except as set forth on Schedule 3.13, enter into, renew, terminate or make any change in any WBC Contract involving future payments in excess of $50,000, except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on no more than 30 days’ prior written notice. Further, WBC shall not enter into, renew, terminate or make any change in any information technology, third-party service, lease or other contract involving payments of more than $50,000 or that is material to WBC’s operations or the integration and conversion process of Frontier, without the consent of Frontier.

3.14 LOANS. Extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices or, without prior notice to and consultation with Frontier’s chief executive officer or chief credit officer, (i) make any new loan or renew or extend any existing loan in a principal amount in excess of $1,500,000, (ii) restructure the payments or amount of any loan or release any collateral or guaranty with respect to any loan, other than in the ordinary course of business, or (iii) enter into any loan securitization or create any special purpose funding entity. During the term of this Agreement, WBC will provide a schedule of all new or renewed loans of more than $50,000 for the previous month to Frontier’s chief credit officer within fifteen (15) days after the end of the

3.15 AGREEMENTS. Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE III.

ARTICLE IV. FRONTIER FORBEARANCES

Following the Execution Date until the Effective Time, Frontier and Frontier Bank shall not, without the prior written consent of WBC:

4.1 AMENDMENTS. Amend, repeal or otherwise modify any provision of Frontier’s articles of incorporation or bylaws in a manner that would adversely affect WBC, Whidbey Island Bank or the transactions contemplated by this Agreement.

4.2 REORGANIZATION. Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.3 CONDITIONS. Take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied.

4.4 AGREEMENTS. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this ARTICLE IV. Subject to the foregoing limitations, it is understood that Frontier is not prohibited from pursuing or completing acquisitions of other banks and financial institutions during the term of this Agreement.

4.5 CERTAIN ACTIONS. Take any action that would cause any of Frontier’s representations, warranties or covenants contained hereto be invalid or inaccurate in any material respect, other than representations, warranties and covenants of Frontier that speak only as of a particular date or period, under circumstances which would not cause a material failure of such representations, warranties or covenants as of such dates or during such periods.

ARTICLE V. REPRESENTATIONS AND WARRANTIES

5.1 WBC AND WHIDBEY ISLAND BANK REPRESENTATIONS AND WARRANTIES. WBC and Whidbey Island Bank, jointly and severally, hereby represent and warrant to Frontier and Frontier Bank as follows:

(A) ORGANIZATION, QUALIFICATION AND AUTHORITY. Each of WBC and Whidbey Island Bank is duly qualified to do business in each state of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank. Each of WBC and Whidbey Island Bank has in effect all federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank. Whidbey Island Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law and all premiums and assessments required to be paid in connection therewith have been paid.

(B) SHARES; OPTIONS.

(1) As of the Execution Date, (1) the outstanding shares of WBC’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights, and (2) except as set forth on Schedule 5.1(B), there are no shares of capital stock or other equity securities of WBC outstanding and no securities convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, warrants, calls or commitments with respect thereto (collectively, “Rights”).

(2) As of the Execution Date, WBC has 13,679,757 authorized shares of common stock, no par value (“WBC Common Stock”), of which 9,391,159 shares are issued and outstanding, and 20,000 authorized shares of preferred stock, no par value, of which none are issued and outstanding, no other class of capital stock being authorized.

(3) As of the Execution Date, Whidbey Island Bank has 18,640 authorized shares of common stock, $20 par value per share (“Whidbey Island Bank Common Stock”) (no other class of capital stock being authorized), of which 18,640 shares are issued and outstanding, all of which are owned by WBC.

(4) As of the Execution Date, WBC has 287,717 shares of WBC Common Stock reserved for issuance under the WBC Stock Option Plans pursuant to which options covering 255,391 shares of WBC Common Stock are outstanding, at a weighted average exercise price of $8.41 per share, and pursuant to which 17,815 restricted stock units are outstanding (collectively “WBC Options”). As of the Execution date WBC has outstanding common stock equivalents under equity compensation arrangements other than the WBC Options as described in Schedule 5.1(B). All WBC Options were granted at “fair market value” as of the date of the grant, within the meaning of the regulations promulgated under Section 409A of the Code, or are exempt from the application of Section 409A.

(C) WBC AND WHIDBEY ISLAND BANK SUBSIDIARIES. WBC has no Subsidiaries other than Whidbey Island Bank, which has no Subsidiaries. Except as disclosed in Schedule 5.1(C), WBC and Whidbey Island Bank do not own beneficially, directly or indirectly, any shares of any equity securities of any corporation, bank, partnership, joint venture, business trust, association or other organization, other than shares held as trustee or nominee or shares held as collateral.

(D) CORPORATE AUTHORITY. Subject to any necessary receipt of approval by its shareholders referred to in Section 7.1(A), WBC and Whidbey Island Bank have corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of WBC and Whidbey Island Bank. This Agreement has been duly and validly executed and delivered by WBC and Whidbey Island Bank and (assuming due authorization, execution and delivery by Frontier and Frontier Bank) constitutes the valid and binding obligation of WBC and Whidbey Island Bank, enforceable against WBC and Whidbey Island Bank in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(E) CORPORATE MINUTES. The minute books of WBC and Whidbey Island Bank Previously Disclosed to Frontier contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of WBC’s and Whidbey Island Bank’s shareholders and Boards of Directors (including committees of their Boards of Directors).

(F) NO DEFAULTS. Subject to the approval by their shareholders referred to in Section 7.1(A), the required regulatory approvals referred to in Section 7.1(B), and the required filings under federal and state securities laws, and except as set forth on Schedule 5.1(F), the execution, delivery and performance of this Agreement and the consummation by WBC and Whidbey Island Bank of the transactions contemplated by this Agreement will not, as of the Effective Time (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any WBC Contract, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank, (2) constitute a breach or violation of, or a default under, their Articles of Incorporation or Bylaws, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such WBC Contract, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank.

(G) FINANCIAL REPORTS AND SECURITIES DOCUMENTS.

(1) Except as disclosed in Schedule 5.1(G), WBC’s audited consolidated balance sheet as of December 31 for the fiscal years 2005 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2004 through 2006, inclusive, as reported in WBC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC under the Exchange Act, and subsequent annual and quarterly financial statements of WBC presented in the WBC Securities Documents filed with the SEC after December 31, 2006, present fairly as of the dates and during the periods covered thereby the information purported to be presented therein, are in conformity with GAAP as in effect on the date of such financial statements, and comply in all material respects with the regulations of the SEC relating to such financial statements as of the dates and during the periods covered thereby. References in this Agreement to the term “WBC Financial Statements” shall mean the audited consolidated balance sheet of WBC and Subsidiaries as of December 31, 2005 and 2006, the audited consolidated statements of operations, cash flows, and changes in shareholder equity for the fiscal years then ended, the unaudited consolidated balance sheets of WBC dated June 30, 2007 and 2006, the unaudited consolidated statements of operations, cash flows, and changes in shareholder equity for the six month periods then ended, and subsequent annual and quarterly financial statements in each case as presented (and as and to the extent amended or restated) in the WBC Securities Documents.

(2) WBC’s Annual Report on Form 10-K for the year ended December 31, 2006 and all other reports, registration statements, definitive proxy statements or information statements filed by WBC subsequent to December 31, 2003 under the Securities Act or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed with the SEC (collectively, “WBC Securities Documents”), as of the date filed and as amended prior to the date hereof, (A) complied in all material respects as to form with the applicable regulations of the SEC, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. WBC has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 31, 2003. Whidbey Island Bank is not required to file periodic reports with the SEC pursuant to the Exchange Act.

WBC has Previously Disclosed to Frontier true, correct and complete copies of all written correspondence between the SEC, WBC or Whidbey Island Bank, occurring since December 31, 2003. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the WBC Securities Documents. To WBC’s Knowledge, none of the WBC Securities Documents is the subject of ongoing SEC review.

(3) Since the enactment of the Sarbanes-Oxley Act, neither WBC nor any of its Subsidiaries nor, to the knowledge of WBC, any director, officer, employee, auditor, accountant or representative of WBC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of WBC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that WBC or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(H) ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth on Schedule 5.1(H), neither WBC nor Whidbey Island Bank has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the business of WBC or Whidbey Island Bank, except (1) as reflected in the WBC Financial Statements prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as disclosed on Schedule 5.1(H), since December 31, 2006, neither WBC nor Whidbey Island Bank has incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to WBC and Whidbey Island Bank) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(I) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for salary increases and bonuses Previously Disclosed to go into effect on or about January 1, 2008, or as set forth in Schedule 5.1(I), since December 31, 2006, except for (A) normal increases for non-executive officer employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006 (which amounts have been Previously Disclosed to Frontier), WBC and Whidbey Island Bank have not (i) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of the Employment Agreements), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of WBC Common Stock, any restricted shares of WBC Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees made in the ordinary course of business consistent with past practice under WBC’s Stock Option Plans, (iii) except pursuant to AICPA, FCAOTS or SEC guidance, made, changed or revoked any material Tax election or changed any Tax or financial accounting methods, principles or practices of WBC or Whidbey Island Bank affecting their assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(J) PROPERTIES. Except as reserved against in the WBC Financial Statements, and as disclosed in title insurance policies held by WBC and Whidbey Island Bank, WBC and Whidbey Island Bank each has good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an “Encumbrance”), to all of the properties and assets, tangible and intangible, reflected in the WBC Financial Statements as being owned by WBC or Whidbey Island Bank as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases, subleases or licenses by WBC and Whidbey Island Bank are held under valid leases, subleases or licenses enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank.

(K) LITIGATION; REGULATORY ACTION. Except as disclosed in Schedule 5.1(K), no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank, and to the Knowledge of WBC, no such litigation, proceeding or controversy has been threatened. Neither WBC nor Whidbey Island Bank is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each a “Regulatory Agreement”), any Regulatory Authority that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has WBC or Whidbey Island Bank been advised by any Regulatory Authority that it is considering issuing or requesting any Regulatory Agreement.

(L) COMPLIANCE WITH LAWS. Except as disclosed in Schedule 5.1(L), and except as would not reasonably be expected to have a Material Adverse Effect, each of WBC and Whidbey Island Bank:

(1) Is and at all times since December 31, 2003 has been in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees of any Governmental Authority applicable to the operation of its business or to the employees conducting such businesses, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and Environmental Laws and all written policies of WBC and its Subsidiaries related to customer data, privacy and security;

(2) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to operate its businesses as presently conducted and that are material to its business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of WBC, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(3) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that WBC or Whidbey Island Bank is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island

Bank, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank, or (c) requiring WBC or Whidbey Island Bank (or any of their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy).

(4) Has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of WBC and Whidbey Island Bank is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(5) All offers and sales of WBC Common Stock by WBC were at all relevant times exempt from or complied with the registration requirements of the Securities Act.

(6) Neither WBC, none of WBC’s Subsidiaries, nor, to WBC’s knowledge, (a) any director or executive officer of WBC or of a WBC Subsidiary, (b) any person related to any such director or officer by blood, marriage or adoption and residing in the same household and (c) any person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of WBC Common Stock or other securities issued by WBC (i) during any period when such Person was in possession of material nonpublic information or (ii) in violation of any applicable provision of the Exchange Act or the rules and regulations of the SEC thereunder.

(7) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WBC or Whidbey Island Bank: Whidbey Island Bank has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law; and none of WBC or Whidbey Island Bank, or any director, officer or employee of WBC or Whidbey Island Bank has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(8) As of June 30, 2007, WBC and Whidbey Island Bank are “well capitalized” and “well managed” as a matter of federal banking law. Whidbey Island Bank has at least a “satisfactory” rating under the Community Reinvestment Act.

(M) MATERIAL CONTRACTS.

(1) Except as Previously Disclosed, or as set forth in Schedule 5.1(M), WBC is not a party to or bound by any contract (whether written or oral), including but not limited to any Compensation and Benefit Plan, (A) with respect to the employment of any directors, officers, employees or consultants, (B) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due or increasing in amount, or the acceleration or vesting of any rights to any payment or benefits, from Frontier, WBC, the Surviving Corporation, the Resulting Bank or any of their respective Subsidiaries to any officer, director, employee or consultant of WBC or Whidbey Island Bank, (C) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the Execution Date and is not a Loan, (D) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 30 days or less notice involving the payment of more than $50,000, or (E) which materially restricts the conduct of any line of business by WBC or Whidbey Island Bank. Each contract, arrangement, commitment or understanding of the type described in this Section 5.1(M), whether or not set forth in Schedule 5.1(M), is referred to herein as a “WBC Contract.”

(2) Except as set forth in Schedule 5.1(M), to the Knowledge of WBC (i) each WBC Contract is valid and binding and in full force and effect, (ii) WBC and Whidbey Island Bank have performed all obligations required to be performed by them to date under each WBC Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of WBC or Whidbey Island Bank under any WBC Contract, and (iv) no other party to any WBC Contract is in default in any respect thereunder.

(N) REGULATORY REPORTS. Since January 1, 2003, WBC and Whidbey Island Bank have filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with (1) the Department, (2) the Federal Reserve Board or (3) the FDIC. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied as to form, and were timely filed with the Regulatory Authority with which they were filed.

(O) BROKERS AND FINDERS. Neither WBC, Whidbey Island Bank nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that WBC has engaged, and will pay a fee or commission to, RBC Dain Rauscher, Incorporated and Sandler O’Neill & Partners, LP in accordance with the terms of their respective letter agreements between such firms and WBC, true and correct copies of which has been Previously Disclosed by WBC to Frontier.

(P) EMPLOYEE BENEFIT PLANS.

(1) Schedule 5.1(P)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable “change of control” or similar provisions in any plan, contract or arrangement maintained or contributed to by WBC or Whidbey Island Bank for the benefit of employees, former employees, directors, former directors or their beneficiaries (the “Compensation and Benefit Plans”). True and complete copies of all Compensation and Benefit Plans of WBC and Whidbey Island Bank, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been provided to Frontier.

(2) All “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), covering employees or former employees of WBC or Whidbey Island Bank (the “ERISA Plans”), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in Schedule 5.1(P)(2) each ERISA Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under the Code has received a favorable determination letter from the Internal Revenue Service (or has applied for a favorable determination letter and is waiting for a response, or utilizes a prototype that allows for reliance on the opinion letter of the sponsor of the prototype or volume submitter document), and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Neither WBC nor Whidbey Island Bank has engaged in a transaction with respect to any ERISA Plan that could subject WBC or Whidbey Island Bank to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by WBC or Whidbey Island Bank with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with WBC or Whidbey Island Bank under Section 4001(a)(14) of ERISA or Section 414 of the Code (a “ERISA Affiliate”). Neither WBC nor Whidbey Island Bank presently contributes to a Multiemployer Plan and they have not contributed to such a plan within the past five calendar years. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

(4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of a ERISA Affiliate has an “accumulated funding deficiency”(whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. WBC and Whidbey Island Bank have not provided and are not required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

(6) WBC and Whidbey Island Bank have no obligations for retiree health and life benefits under any plan, except as set forth in Schedule 5.1(P)(6), or as required by law pursuant to COBRA continuation requirements. There are no restrictions on the rights of WBC or Whidbey Island Bank to amend or terminate any such plan without incurring any liability thereunder.

(Q) LABOR AGREEMENTS. Neither WBC nor Whidbey Island Bank is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is WBC or Whidbey Island Bank the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it pending nor, to WBC’s or Whidbey Island Bank’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(R) LOAN PORTFOLIO.

(1) Except as Previously Disclosed or as set forth in Schedule 5.1(R), neither WBC nor Whidbey Island Bank is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than Loans the unpaid principal balance of which does not exceed $50,000, under the terms of which the obligor was, as of June 30, 2007, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of WBC or Whidbey Island Bank, or to the Knowledge of WBC or Whidbey Island Bank, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.1(R) sets forth (x) all of the Loans of WBC and Whidbey Island Bank that as of June 30, 2007, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” or “Watch List”, together with the principal amount of and accrued and unpaid interest on each such Loan, the identity of the borrower thereunder, the aggregate principal amount of such Loans by category (e.g., commercial real estate, consumer, C&I) and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans, and (y) each asset of WBC or Whidbey Island Bank that as of June 30, 2007, was classified as “Other Real Estate Owned” and the book value thereof.

(2) Except where failure would not have a Material Adverse Effect on such Loan, each Loan in original principal amount in excess of $50,000 (i) is evidenced by notes, agreements or other evidences of indebtedness, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected against the relevant borrower or guarantor and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(3) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WBC or Whidbey Island Bank, all Loans originated by WBC and Whidbey Island Bank, and all such Loans purchased, administered or serviced by WBC or Whidbey Island Bank (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of WBC or Whidbey Island Bank and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any lien, pledge, charge, security interest or other similar encumbrance, and WBC and Whidbey Island Bank have complied in all material respects, and on the Closing Date will have complied in all material respects, with all lending laws and regulations relating to such Loans.

(4) Except as set forth in Schedule 5.1(R)(4), no agreement pursuant to which any Loans or other assets have been sold by WBC or its Subsidiaries entitled the buyer of such Loans or other assets, unless there is material breach of a representation or covenant by WBC or its Subsidiaries, to cause WBC or Whidbey Island Bank to repurchase such loan or other asset or the buyer to pursue any other form of recourse against WBC or Whidbey Island Bank.

(5) Neither WBC nor Whidbey Island Bank is now nor has it ever been since January 1, 2003 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. WBC and Whidbey Island Bank have not received any notice, and to WBC’s and Whidbey Island Bank’s Knowledge, no Agency proposes to limit or terminate the underwriting authority of WBC or Whidbey Island Bank or to increase the guarantee fees payable to any such Agency.

(6) Schedule 5.1(R)(6) sets forth, as of the date hereof, a schedule of all officers and directors of WBC and Whidbey Island Bank who have outstanding loans from WBC or Whidbey Island Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(S) INSURANCE. WBC and Whidbey Island Bank have taken all requisite action (including the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are Known to WBC or Whidbey Island Bank, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank. Set forth in Schedule 5.1(S) is a list of all insurance policies maintained by WBC and Whidbey Island Bank.

(T) STATE TAKEOVER LAWS; ARTICLES OF INCORPORATION; BYLAWS. WBC has taken all necessary action to exempt this Agreement and the transactions contemplated by this Agreement from, (1) any applicable state takeover laws, including but not limited to RCW Ch. 23B.19, as amended, and (2) any takeover related provisions of the Articles of Incorporation or Bylaws of WBC.

(U) ENVIRONMENTAL MATTERS.

(1) To the Knowledge of WBC and Whidbey Island Bank, the Participation Facilities and the Loan/Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank.

(2) There is no proceeding pending or, to the Knowledge of WBC and Whidbey Island Bank, threatened before any court, governmental agency or board or other forum in which WBC, Whidbey Island Bank or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by WBC, Whidbey Island Bank or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC, Whidbey Island Bank or have been disclosed in Schedule 5.1(U)(2).

(3) There is no proceeding pending or, to the Knowledge of WBC and Whidbey Island Bank, threatened before any court, Governmental Authority in which any Loan/Fiduciary Property (or WBC or Whidbey Island Bank in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank or have been disclosed in Schedule 5.1(U)(3).

(4) To the Knowledge of WBC and Whidbey Island Bank, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (U), except as has been Previously Disclosed or as set forth in Schedule 5.1(U)(4).

(5) To the Knowledge of WBC and Whidbey Island Bank, during the period of (a) ownership or operation by WBC or Whidbey Island Bank of any of its current properties, (b) participation in the management of any Participation Facility by WBC or Whidbey Island Bank, or (c) holding of a security or other interest in a Loan/Fiduciary Property by WBC or Whidbey Island Bank, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank or have been Previously Disclosed in Schedule 5.1(U)(5).

(6) To the Knowledge of WBC and Whidbey Island Bank, prior to the period of (a) ownership or operation by WBC or Whidbey Island Bank of any of its current properties, (b) participation in the management of any Participation Facility by WBC or Whidbey Island Bank, or (c) holding of a security or other interest in a Loan/Fiduciary Property by WBC or Whidbey Island Bank, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC or Whidbey Island Bank or have been Previously Disclosed in Schedule 5.1(U)(6).

(V) TAX REPORTS. Except as Previously Disclosed or as set forth in Schedule 5.1(V), (1) all federal and state reports and returns and, to the Knowledge of WBC, all other reports and returns with respect to Taxes that are required to be filed by or with respect to WBC or Whidbey Island Bank, including federal income tax returns of WBC and Whidbey Island Bank (collectively, the “WBC Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on WBC or Whidbey Island Bank, and such WBC Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the WBC Tax Returns have been paid in full, (3) all Taxes due with respect to completed and settled examinations have been paid in full, (4) no issues have been raised by the relevant taxing authority in connection with the examination of any of the WBC Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on WBC or Whidbey Island Bank, except as reserved against in the WBC Financial Statements, and (5) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of WBC or Whidbey Island Bank.

(W) ACCURACY OF INFORMATION. The statements with respect to WBC and Whidbey Island Bank contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of WBC and Whidbey Island Bank pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(X) DERIVATIVES CONTRACTS. Neither WBC nor Whidbey Island Bank is a party to or has agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.1(X). Schedule 5.1(X) includes a list of any assets of WBC or Whidbey Island Bank that are pledged as security for each such Derivatives Contract.

(Y) INVESTMENT SECURITIES.

(1) WBC and Whidbey Island Bank have good title to all securities owned by them (except those sold under repurchase agreements or held in any fiduciary or agency capacity as set forth in Schedule 5.1(Y)), free and clear of any lien, pledge, charge, security interest or similar encumbrance, except to the extent such securities are pledged in the ordinary course of business to secure obligations of WBC or Whidbey Island Bank or as set forth in Schedule 5.1(Y). Such securities are valued on the books of WBC and Whidbey Island Bank in accordance with GAAP in all material respects.

(2) WBC and Whidbey Island Bank employ investment, securities, risk management and other policies, practices and procedures which they believe are prudent and reasonable in the context of their business. Prior to the date hereof, WBC and Whidbey Island Bank have made available to Frontier in writing the material policies, practices and procedures.

(Z) INTELLECTUAL PROPERTY. Except as set forth in Schedule 5.1(Z) and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WBC or Whidbey Island Bank, (a) each of WBC and Whidbey Island Bank owns, or is licensed to use (in each case, free and clear of any lien, pledge, charge, security interest or similar encumbrance), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by WBC or Whidbey Island Bank does not, to the Knowledge of WBC or Whidbey Island Bank, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which WBC or Whidbey Island Bank acquired the right to use any Intellectual Property; (c) to the Knowledge of WBC or Whidbey Island Bank, no person is challenging, infringing on or otherwise violating any right of WBC or Whidbey Island Bank with respect to any Intellectual Property owned by and/or licensed to WBC or Whidbey Island Bank; (d) WBC and Whidbey Island Bank have not received any written notice of any pending claim with respect to any Intellectual Property used by WBC or Whidbey Island Bank and no Intellectual Property owned and/or licensed by WBC or Whidbey Island Bank is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or enforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(AA) FAIRNESS OPINION. Prior to the Execution Date, WBC has received an opinion from Sandler O’Neill & Partners, LP to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of WBC is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the Execution Date.

5.2 FRONTIER AND FRONTIER BANK REPRESENTATIONS AND WARRANTIES. Frontier and Frontier Bank each hereby represent and warrant to WBC and Whidbey Island Bank as follows:

(A) ORGANIZATION, QUALIFICATION AND AUTHORITY. Each of Frontier and Frontier Bank is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. Each of Frontier and its Subsidiaries has in effect all federal state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier. Frontier Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid.

(B) SHARES.

(1) The outstanding shares of Frontier’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as disclosed in Schedule 5.2(B), there are no shares of capital stock or other equity securities of it or its Subsidiaries outstanding and no outstanding securities convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, warrants, calls or commitments with respect thereto as of the Execution Date.

(2) As of the Execution Date, Frontier has 100,000,000 authorized shares of common stock, no par value per share (“Frontier Common Stock”), of which approximately 44,506,185 shares of Frontier Common Stock are issued and outstanding, and 10,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding.

(3) As of the Execution Date, Frontier Bank has 83,029 authorized shares of common stock, $37.50 par value per share (no other class of capital stock being authorized), of which 72,600 shares are issued and outstanding and owned by Frontier, the sole shareholder of Frontier Bank.

(C) FRONTIER SUBSIDIARIES. Schedule 5.2(C) sets forth a list of all of Frontier’s and Frontier Bank’s Subsidiaries. Each of Frontier’s Subsidiaries that is a bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and the deposits of such Subsidiaries are insured by the Bank Insurance Fund of the FDIC. There are no contract or commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise issue any shares of such Subsidiary’s capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of Frontier or its Subsidiaries, as applicable to vote or to dispose of such shares. All of the shares of capital stock of each of its Subsidiaries held by Frontier or one of its Subsidiaries are fully paid and non-assessable and are owned by Frontier or one of its Subsidiaries free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance. Each of its Subsidiaries is duly organized and existing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it. Except as set forth in Schedule 5.2(C), Frontier does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization, other than shares held as trustee or nominee or share held as collateral.

(D) CORPORATE AUTHORITY. Frontier and Frontier Bank have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Frontier and Frontier Bank. This Agreement has been authorized by all necessary corporate action of Frontier and Frontier Bank, and has been duly and validly executed and delivered by Frontier and Frontier Bank and (assuming due authorization, execution and delivery by WBC and Whidbey Island Bank) constitutes the valid and binding obligation of Frontier and Frontier Bank, enforceable against Frontier and Frontier Bank in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(E) CORPORATE MINUTES. The minute books of Frontier and Frontier Bank Previously Disclosed to WBC contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of Frontier’s and Frontier Bank’s shareholders and Boards of Directors (including committees of their Boards of Directors).

(F) NO DEFAULTS. Subject to receipt of the required regulatory approvals referred to in Section 7.1(B), and the required filings under federal and state securities laws, and except as set forth in Schedule 5.2(F), the execution, delivery and performance of its obligation under this Agreement and the consummation by Frontier and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Frontier or of any of its Subsidiaries or to which Frontier or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Frontier, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of Frontier or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Frontier.

(G) FINANCIAL REPORTS AND SECURITIES DOCUMENTS.

(1) Except as disclosed in Schedule 5.2(G), Frontier’s audited consolidated balance sheet as of December 31 for the fiscal years 2005 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2004 through 2006, inclusive, as reported in Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC under the Exchange Act, and subsequent annual and quarterly financial statements of Frontier presented in the Frontier Securities Documents filed with the SEC after December 31, 2006, present fairly as of the dates and during the periods covered thereby the information purported to be presented therein, are in conformity with GAAP as in effect on the date of such financial statements, and comply in all material respects with the regulations of the SEC relating to such financial statements as of the dates and during the periods covered thereby. References in this Agreement to the term “Frontier Financial Statements” shall mean the audited consolidated balance sheet of Frontier and Subsidiaries as of December 31, 2005 and 2006, the audited consolidated statements of operations, cash flows, and changes in shareholder equity for the fiscal years then ended, the unaudited consolidated balance sheets of Frontier dated June 30, 2007 and 2006, the unaudited consolidated statements of operations, cash flows, and changes in shareholder equity for the six month periods then ended, and subsequent annual and quarterly financial statements in each case as presented (and as and to the extent amended or restated) in the Frontier Securities Documents.

(2) Frontier’s Annual Report on Form 10-K for the year ended December 31, 2006 and all other reports, registration statements, definitive proxy statements or information statements filed by it subsequent to December 31, 2003 under the Securities Act or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed with the SEC (collectively, “Frontier Securities Documents”), as of the date filed and as amended prior to the date hereof, (A) complied or will comply in all material respects as to form with the applicable regulations of the SEC, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Frontier has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 31, 2003. None of Frontier’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Frontier has Previously Disclosed to WBC true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Frontier and any of its Subsidiaries, on the other hand, occurring since December 31, 2003. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Frontier Securities Documents. To Frontier’s Knowledge, none of the Frontier Securities Documents is the subject of ongoing SEC review or outstanding SEC comment.

(3) Since June 30, 2007, no event has occurred or circumstances arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.2 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Frontier.

(H) ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed on Schedule 5.2(H), Frontier has no obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Frontier Financial Statements prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as disclosed on Schedule 5.2(H), since December 31, 2006, Frontier has not incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Frontier) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier.

(I) LITIGATION; REGULATORY ACTION. Except as disclosed in Schedule 5.2(I) no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries, and, to the Knowledge of Frontier, no such litigation, proceeding or controversy has been threatened. Neither Frontier nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any Regulatory Agreement, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of any Regulatory Authority that restricts the conduct of its business or that in any manner related to its capital adequacy, its credit policies, its management or its business, nor has Frontier or any of its Subsidiaries been advised by any Regulatory Authority that is considering issuing or requesting any Regulatory Agreement.

(J) COMPLIANCE WITH LAWS. Except as set forth in Schedule 5.2(J), each of Frontier, Frontier Bank and their Subsidiaries:

(1) Is and at all times since December 31, 2003 has been in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, or decrees of any Governmental Authority applicable to the operation of its business or to the employees conducting such businesses, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and Environmental Laws and all posted and internal policies of Frontier and its Subsidiaries related to customer data, privacy and security;

(2) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Frontier, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(3) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Frontier or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries, or (c) requiring any of Frontier or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(4) Has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Frontier and Frontier Bank is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(5) As of June 30, 2007, Frontier and Frontier Bank are “well capitalized” and “well managed” as a matter of federal banking law. Frontier Bank has at least a “satisfactory” rating under the Community Reinvestment Act.

(K) REGULATORY REPORTS. Since January 1, 2003, each of Frontier and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the FDIC, (2) the Department, and (3) the Federal Reserve Board. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed.

(L) BROKERS AND FINDERS. Neither Frontier, nor Frontier Bank nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

(M) STATE TAKEOVER LAWS; ARTICLES OF INCORPORATION; BYLAWS. Frontier has taken all necessary action to exempt this Agreement and the transactions contemplated by this Agreement from, (1) any applicable state takeover laws, including but not limited to RCW Ch. 23B.19, as amended, and (2) any takeover related provisions of the Articles of Incorporation or Bylaws of Frontier.

(N) ACCURACY OF INFORMATION. The statements with respect to Frontier and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Frontier pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI. COVENANTS

Each of WBC and Whidbey Island Bank hereby covenants to Frontier and Frontier Bank, and each of Frontier and Frontier Bank hereby covenants to WBC and Whidbey Island Bank, that:

6.1 BEST EFFORTS. Subject to the terms and conditions of this Agreement and, in the case of WBC, to the exercise by its Board of Directors of such board’s fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the consummation of the other transactions contemplated by this Agreement as soon as practicable, and in any event by June 30, 2008, and shall cooperate fully with the other parties to that end.

6.2 PROXY STATEMENT; MEETING.

(A) WBC shall take all steps necessary to duly call, give notice of, convene and hold a meeting (the “Meeting”) of the holders of WBC Common Stock to be held as soon as practicable after the date on which the Registration Statement becomes effective, for purposes of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. WBC shall, promptly and in any event no later than thirty (30) days following the date of this Agreement, advise Frontier of the date on which the Meeting is to be convened, which date shall be reasonably acceptable to Frontier and shall not be more than ten (10) days prior to the intended Effective Date. WBC shall take such actions as Frontier may reasonably request to adjust the scheduled date of the Meeting to accommodate any delays inherent in the process for filing the Registration Statement and having the same declared effective pursuant to Section 6.2(B) below. Subject to the exercise of its fiduciary duties, the Board of Directors of WBC shall recommend approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement and, unless this Agreement has been terminated as provided herein, WBC shall use its reasonable best efforts to solicit and obtain votes of the holders of WBC Common Stock in favor of the approval of this Agreement and the transactions contemplated by this Agreement.

(B) Frontier shall prepare a prospectus/proxy statement (the “Prospectus/Proxy Statement”) to be included in a Registration Statement on Form S-4 (the “Registration Statement”) which taken together satisfy the requirements of Form S-4 under the Securities Act, shall file the Registration Statement with the SEC and shall manage the response to comments, if any, received from the SEC prior to the time the Registration Statement is declared effective. Without limiting the generality of the foregoing, Frontier shall file such amendments and supplements as may be required, and shall take such other actions as may be reasonably necessary to cause the Registration Statement to be declared effective not later than the thirty-fifth day prior to the date established for the Meeting pursuant to Section 6.2(A). Promptly after the Registration Statement is declared effective, Frontier shall cause the Prospectus/Proxy Statement to be mailed (in final form) to the holders of WBC Common Stock in connection with the transactions contemplated by this Agreement. WBC shall take such actions as may reasonably be requested by Frontier to assist in the preparation, revision, filing, and amendment of the Registration Statement and the mailing and, if required, the supplementing of the Prospectus/Proxy Statement.

(C) Frontier will advise WBC, promptly after Frontier receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Frontier Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, and of any comment or request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.3 REGISTRATION STATEMENT COMPLIANCE WITH SECURITIES LAWS. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement, and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of WBC or Whidbey Island Bank relating to WBC or Whidbey Island Bank and by or on behalf of Frontier relating to Frontier or its Subsidiaries, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement. Frontier shall take such actions as may be required from time to time, in connection with the preparation, amendment, supplementing and filing of the Registration Statement and the delivery of the Prospectus/Proxy Statement, to assure that each such document will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, including without limitation any and all Blue Sky laws.

6.4 PUBLICITY; PRESS RELEASES. Except as expressly permitted by this Agreement or otherwise required by law or the rules of Nasdaq, so long as this Agreement is in effect, neither Frontier nor WBC shall, nor shall either of them permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

6.5 ACCESS; INFORMATION.

(A) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Unless otherwise specifically requested by the receiving party, or unless the disclosing party otherwise notifies the receiving party of the impracticality of electronic delivery, information provided pursuant to this Section 6.5(A) shall be delivered by posting the same on the electronic data site maintained by the parties for the disclosure and review of information related to the Merger and the transactions connected therewith. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Execution Date. The parties hereto shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(B) During the period from the Execution Date to the Effective Time, each of WBC, Whidbey Island Bank, Frontier and Frontier Bank shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

(C) Each of WBC and Frontier shall promptly notify the other of (1) any material change in the business or operations of it or its Subsidiaries, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to it or its Subsidiaries, (3) the initiation or threat of material litigation involving or relating to it or its Subsidiaries, or (4) any event or condition that might reasonably be expected to cause any of its or its Subsidiaries’ representations or warranties set forth in this Agreement not to be true and correct in all material respects as of the Effective Time or prevent it or its Subsidiaries from fulfilling its or their obligations under this Agreement.

(D) All information furnished to Frontier or WBC by the other party hereto pursuant to Section 6.5(A) shall be subject to, and the parties shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated June 7, 2007 (the “Confidentiality Agreement”), between Frontier and WBC.

6.6 AFFILIATE AGREEMENTS. WBC will use its best efforts to induce each person who may be deemed to be an “affiliate” of WBC for purposes of Rule 145 under the Securities Act, to execute and deliver to Frontier on or before the mailing of the Proxy Statement for the Meeting, an agreement in the form attached hereto as Exhibit D restricting the disposition of the shares of Frontier Common Stock to be received by such person in exchange for such person’s shares of WBC Common Stock. Frontier agrees to use its best efforts to maintain the availability of Rule 145 for use by such “affiliates.”

6.7 STATE TAKEOVER LAWS. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law.

6.8 NO RIGHTS TRIGGERED. Except for those consents of Third Parties identified on Schedule 5.1(F), WBC and Whidbey Island Bank shall take all necessary steps to ensure that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) and any other action or combination of actions contemplated by this Agreement, do not and will not (A) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of WBC or Whidbey Island Bank or under any agreement to which WBC, Whidbey Island Bank or any of their Subsidiaries is a party (other than rights pursuant to agreements or arrangements listed or described on Schedules 3.8 and 9.4), or (B) restrict or impair in any way the ability of Frontier or Frontier Bank to exercise the rights granted under this Agreement.

6.9 SHARES LISTED. Frontier shall cause to be listed, prior to the Effective Time, on the Nasdaq upon official notice of issuance of the Frontier Common Stock included in the Merger Consideration.

6.10 REGULATORY APPLICATIONS. Frontier and Frontier Bank shall (A) promptly prepare and submit all necessary notices and applications to the appropriate Regulatory Authorities for approval of the Corporate Merger, the Bank Merger and other transactions contemplated by this Agreement, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings that are necessary for the consummation of the Corporate Merger, the Bank Merger and other transactions contemplated by this Agreement.

6.11 INSURANCE. Frontier will cause the persons serving as officers and directors of WBC and Whidbey Island Bank immediately prior to the Effective Time to be covered for a period of three (3)

years after the Effective Time by the current policies of directors and officers liability insurance maintained by WBC and Whidbey Island Bank (or at Frontier’s option, under comparable policies maintained by Frontier) with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Time.

6.12 CERTAIN ACTIONS. Neither WBC nor Frontier nor any of their affiliates shall take any action that will adversely affect the federal income tax treatment of the Merger to the shareholders of WBC, including, but not limited to, any actions that could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

6.13 ESTOPPEL LETTERS. WBC shall use its commercially reasonable efforts to obtain and deliver to Frontier at the Closing with respect to all real estate (i) owned by WBC or its Subsidiaries, an estoppel letter from all tenants dated as of the Closing in the form to be provided by Frontier and its counsel and (ii) leased by WBC or its Subsidiaries, an estoppel letter from all lessors dated as of the Closing in the form to be provided by Frontier and its counsel.

ARTICLE VII. CONDITIONS PRECEDENT

7.1 CONDITIONS TO EACH PARTY’S OBLIGATIONS. The obligation of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Effective Time, of the following conditions:

(A) SHAREHOLDER VOTE. This Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of WBC’s shareholders.

(B) REGULATORY APPROVALS. The parties shall have procured all necessary regulatory consents and approvals by the appropriate Regulatory Authorities, and any waiting periods relating thereto shall have expired; provided, however, that no such approval or consent shall have imposed any condition or requirement not normally imposed in such transactions that, in the reasonable opinion of Frontier, would deprive Frontier of the material economic or business benefits of the transactions contemplated by this Agreement.

(C) NO PENDING OR THREATENED CLAIMS. No claim, action, suit, investigation or other proceeding shall be pending before any court or governmental agency which presents a risk of the restraint or the prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith.

(D) NO INJUNCTION. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

(E) EFFECTIVE REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

(F) TAX OPINION. Frontier and WBC shall have received an opinion from Keller Rohrback L.L.P. (“Frontier’s Counsel”) in the form of Exhibit E-3 dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Corporate Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Frontier’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Frontier, WBC and others, reasonably satisfactory in form and substance to such counsel.

(G) NASDAQ LISTING. The shares of Frontier Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq Global Select Market subject only to official notice of issuance.

7.2 CONDITIONS TO OBLIGATIONS OF FRONTIER. Unless waived in writing by Frontier and Frontier Bank, the obligations of Frontier and Frontier Bank to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(A) PERFORMANCE. Each of the material acts, covenants and undertakings of WBC and Whidbey Island Bank to be performed at or before the Effective Time shall have been duly performed in all material respects.

(B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of WBC and Whidbey Island Bank contained in this Agreement shall be true and correct on and as of the Effective Time with the same effect as though made on and at the Effective Time, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have no Material Adverse Effect on WBC or Whidbey Island Bank.

(C) OFFICER’S CERTIFICATE. In addition to the documents described elsewhere in this Agreement, Frontier and Frontier Bank shall have received the following documents and instruments:

(1) Certificates signed by the secretary or assistant secretary of WBC and Whidbey Island Bank certifying that: (i) WBC’s and Whidbey Island Bank’s Boards of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of WBC and Whidbey Island Bank was, as of the Execution Date, an officer of WBC and Whidbey Island Bank, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and certifying that the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of WBC and Whidbey Island Bank (copies of which shall be attached to such certificate) remain in full force and effect; and

(2) Certificates signed by the president and Chief Financial Officer of WBC and the president, chief financial officer, and chief lending officer of Whidbey Island Bank dated the Effective Time stating that the conditions set forth in Sections 7.2(A); 7.2(B), 7.2(E), 7.2(F), 7.2(H), and 7.2(L) of this Agreement have been satisfied as of the Effective Time.

(D) LEGAL OPINION. Frontier shall have received a legal opinion, dated the Effective Time, from Davis Wright Tremaine LLP, substantially in the form of Exhibit E-2.

(E) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Time, there shall have occurred or be threatened no change relative to the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of WBC and/or its Subsidiaries which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WBC and/or its Subsidiaries, other than any such effect attributable to or resulting from (1) (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of WBC or Frontier or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of WBC or Whidbey Island Bank to consummate the transaction contemplated hereby.

(F) OTHER BUSINESS COMBINATIONS, ETC. Other than as contemplated hereunder, subsequent to the Execution Date, neither WBC nor Whidbey Island Bank has entered into any agreement, letter of intent, understanding or other arrangement pursuant to which WBC or Whidbey Island Bank would merge, consolidate with, effect a business combination with, or sell any substantial part of WBC’s or Whidbey Island Bank’s assets; acquire a significant part of the shares or assets of any other person or entity (financial or otherwise); or adopt any “poison pill” or other type of anti-takeover arrangement, any shareholder rights provision, or any “golden parachute” or similar program which would have the effect of materially decreasing the value of WBC or Whidbey Island Bank or the benefits of acquiring WBC Common Stock.

(G) RECEIPT OF AFFILIATE AGREEMENTS. Frontier shall have received from each affiliate of WBC the agreement referred to in Section 6.6.

(H) DISSENTERS’ RIGHTS. The number of shares of WBC Common Stock for which dissenters’ rights have been effectively preserved as of the Effective Time shall not exceed in the aggregate ten percent (10%) of the outstanding shares of WBC Common Stock.

(I) VOTING AGREEMENT. Frontier shall have received from each director and certain Executive Officers of WBC, the Voting Agreement in substantially the same form set forth as Exhibit A.

(J) DIRECTOR’S AGREEMENT. Frontier shall have received from each director of WBC the Director’s Agreement in substantially the same form set forth as Exhibit B.

(K) NONCOMPETITION AGREEMENTS. Frontier shall have received the noncompetition and nonsolicitation agreements from Michal D. Cann, Richard A. Shields, John L. Wagner and Joseph W. Niemer, with Frontier and Frontier Bank to be effective as of the Closing (the “Noncompetition Agreements”) substantially in the form of Exhibits C-1 through C-4.

(L) TRANSACTION EXPENSES. WBC shall not have incurred expenses in connection with the transactions contemplated by this Agreement that exceed $5,200,000 in the aggregate. This figure includes change of control payments, legal and accounting fees, the investment banking fee paid to RBC Dain Rauscher, Incorporated and the fairness opinion fee paid to Sandler O’Neill & Partners, LP at closing. Certain costs or expenses that may be incurred in conjunction with the closing of the Merger, such as conforming to accounting adjustments in connection with Closing or the Corporate Merger, are not included.

7.3 CONDITIONS TO OBLIGATIONS OF WBC. Unless waived in writing by WBC and Whidbey Island Bank, the obligations of WBC and Whidbey Island Bank to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(A) PERFORMANCE. Each of the material acts, covenants and undertakings of Frontier and Frontier Bank to be performed at or before the Effective Time shall have been duly performed in all material respects.

(B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Frontier and Frontier Bank contained in this Agreement shall be true and correct on and as of the Effective Time with the same effect as though made on and at the Effective Time, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Frontier.

(C) OFFICER’S CERTIFICATE. In addition to the documents described elsewhere in this Agreement, WBC and Whidbey Island Bank shall have received the following documents and instruments:

(1) A certificate signed by the secretary or assistant secretary of Frontier and Frontier Bank certifying that: (i) the Board of Directors of each of Frontier and Frontier Bank has duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Frontier or Frontier Bank was, as of the Execution Date, an officer of Frontier or Frontier Bank, respectively, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Frontier and Frontier Bank (copies of which shall be attached to such certificate) remain in full force and effect; and

(2) A certificate signed by the President, Chief Financial Officer and Chief Lending Officer of Frontier and the President and Chief Financial Officer of Frontier Bank dated the Effective Time stating that the conditions set forth in Sections 7.3(A); 7.3(B) and 7.3(E) of this Agreement have been satisfied as of the Effective Time.

(D) LEGAL OPINION. WBC shall have received a legal opinion, dated the Effective Time, from Keller Rohrback L.L.P. in substantially the form of Exhibit E-1.

(E) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Time, there shall have occurred or be threatened no change relative to the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Frontier and/or its Subsidiaries which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect on Frontier and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of WBC or Frontier or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby.

(F) REORGANIZATION. Nothing shall have come to WBC’s attention to cause it to have the reasonable belief, after consultation with its legal advisors, that the Corporate Merger will not be treated as a reorganization within the meaning of Section 368(a) of the Code.

(G) FAIRNESS OPINION. WBC’s financial advisor, Sandler O’Neill & Partners, LP, shall not have confirmed its fairness opinion described in Section 5.1(Y), upon request by WBC prior to mailing of the Prospectus/Proxy Statement.

ARTICLE VIII. TERMINATION AND AMENDMENT

8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, before or after approval of the matters presented in connection with the Merger by the holders of WBC Common Stock, under each of the following conditions:

(A) MUTUAL CONSENT. By the mutual consent of Frontier and WBC, if the Board of Directors of each so determines by vote of a majority of the members of its entire board.

(B) DELAY. By Frontier or WBC in the event the Merger is not consummated by June 30, 2008, unless the failure of the consummation of the transactions to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that a party may not terminate the Agreement pursuant to this Section 8.1(B) if it is in material breach of any of the provisions of the Agreement; provided, further, that Frontier may not terminate this Agreement pursuant to this Section 8.1(B), if such delay results from amendments to the Registration Statement or a resolicitation of proxies as a consequence of a Frontier Transaction, or any other acquisition or sale transaction, or any offering of securities, in which Frontier is involved.

(C) NO REGULATORY APPROVALS. By Frontier or WBC, in the event that any of the required regulatory approvals set forth in Section 7.1(B) are denied (or should any such required approval be conditioned upon a material deviation from the transactions contemplated); provided however, that either party may extend the term of this Agreement for a sixty (60) day period to prosecute diligently and overturn such denial provided that such denial has been appealed within fourteen (14) business days of the receipt thereof.

(D) BREACH OF WARRANTY. By Frontier or WBC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(D) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(B) (in the case of a breach of representation or warranty by WBC or Whidbey Island Bank) or Section 7.3(B) (in the case of a breach of representation or warranty by Frontier or Frontier Bank).

(E) BREACH OF COVENANT. By either Frontier or WBC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Effective Time.

(F) SUPERIOR PROPOSAL. By WBC, in the event that the Board of Directors of WBC determines in good faith, after consultation with its financial adviser and outside counsel, that in light of a Superior Proposal (as defined in Section 9.3) it would not be consistent with its fiduciary duties to WBC and to WBC ‘s shareholders under applicable law to continue with the transactions contemplated under this Agreement; provided, however, that the Board of Directors of WBC may terminate this Agreement pursuant to this Section 8.1(F) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 8.1(F) only after the fifth day following Frontier’s receipt of written notice advising Frontier that the Board of Directors of WBC is prepared to accept a Superior Proposal, and only if, during such five-day period, if Frontier so elects, WBC and its advisors shall have negotiated in good faith with Frontier to make such adjustments in the terms and conditions of this Agreement as would enable Frontier to proceed with the transactions contemplated herein on such adjusted terms.

(G) WALK-AWAY. By WBC upon its written notice to Frontier promptly before, but in no event later than five (5) Business Days prior to, the commencement of the Meeting, in the event that the Frontier Average Share Price is less than $21.00 at any time during the Measurement Period; provided, however, that this Agreement may be terminated by WBC pursuant to this Section 8.1(G) only if, after receipt of written notice advising Frontier that the Board of Directors of WBC is prepared to terminate this Agreement, Frontier does not, at least one day prior to the Meeting, agree to increase the Total Stock Amount and/or the Total Cash Amount if and to the extent necessary based on the Frontier Average Share Price as of the Effective Time, and consummate the Corporate Merger in a manner that would yield Aggregate Merger Consideration, on a per-share basis using the Frontier Average Share Price measured as of the Effective Time, of not less than $19.41. For purposes of this Section 8.1(G), the “Measurement Period” means that ten (10) Business Day period ending on the sixth Business Day prior to the date on which the Meeting is scheduled to occur. If either party declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the Frontier Common Stock shall be appropriately adjusted for purposes of applying this Section 8.1(G).

(H) SHAREHOLDER APPROVAL. By either Frontier or WBC if the approval of the shareholders of WBC required for the consummation of the Corporate Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(I) FRONTIER CONDITIONS PRECEDENT. By Frontier as a result of (1) a Material Adverse Change in WBC as set forth in Section 7.2(E), or (2) the Dissenting Shares exceed 10% of the WBC Common Stock.

(J) WBC CONDITIONS PRECEDENT. By WBC as a result of a Material Adverse Change in Frontier as set forth in Section 7.3(E), or if the condition set forth in Section 7.3(F) cannot be satisfied.

(K) NO FAIRNESS OPINION. By WBC in the event the fairness opinion described in Section 7.3(G) is not confirmed at the time referenced in such Section.

8.2 EFFECT OF TERMINATION.

(A) In the event of termination of this Agreement by either Frontier or WBC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (1) Sections 6.5(D), 8.1(F), 8.2 and 9.3 shall survive any termination of this Agreement, and (2) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(B) If WBC terminates this Agreement pursuant to Section 8.1(F), WBC shall pay to Frontier a termination fee equal to $7,500,000 (the “Termination Fee Amount”) by wire transfer of same day funds on the date of termination. The Termination Fee Amount shall also be payable by WBC under the circumstances set forth in Section 8.2(C).

(C) In the event that an Acquisition Proposal with respect to WBC shall have been made known to WBC and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of WBC, and thereafter (1) this Agreement is terminated by either Frontier or WBC pursuant to either (i) Section 8.1(B) hereof and prior to such termination the shareholders of WBC shall not have previously approved the Merger, or (ii) Section 8.1(H) hereof as a result of the failure of the shareholders of WBC to approve the Merger and (2) within twenty-four (24) months of such termination WBC enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 9.3(D), then upon the first occurrence of an event contemplated by this clause (2) WBC shall pay Frontier the Termination Fee Amount.

(D) If WBC terminates this Agreement pursuant to Section 8.1(D) or Section 8.1(E), Frontier shall pay to WBC a termination fee equal to $5,000,000 by wire transfer of same day funds on the date of termination.

(E) If Frontier terminates this Agreement pursuant to Section 8.1(D) or Section 8.1(E), WBC shall pay to Frontier a termination fee equal to $5,000,000 by wire transfer of same day funds on the date of the termination.

(F) The parties agree that the agreements contained in Sections 8.2(B), 8.2(C), 8.2(D) and 8.2(E) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

(G) The Termination Fee Amount is intended to be triggered, if at all, no more than one (1) time, irrespective of any subsequent actions by WBC or any Third Party. The Termination Fee Amount is intended as an alternative to, and shall not be in addition to, the amount payable, if at all, under Section 8.2(E).

8.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any date before or after approval of the matters presented in connection with the Merger by the shareholders of WBC; provided, however, that after any approval of the transactions contemplated by this Agreement by WBC ‘s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to WBC shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 EXTENSION; WAIVER. At any time prior to the Effective Time, by action taken or authorized by its Board of Directors, WBC or Frontier may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations or other acts of the other party or its Subsidiaries hereto, (B) waive any inaccuracies in the representations and warranties of the other party or its Subsidiaries contained herein or in any document delivered pursuant hereto, and (C) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party or its Subsidiaries, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX. ADDITIONAL AGREEMENTS

9.1 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Resulting Bank with full title to all properties, assets, rights, approvals, immunities and franchise of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other party.

9.2 BENEFIT PLANS.

(A) Upon consummation of the Merger, except as provided in the Employment Agreements, entered into with certain officers of WBC and Whidbey Island Bank, all employees of WBC and its Subsidiaries shall be deemed to be at-will employees of Frontier and its Subsidiaries. From and after the Effective Time, employees of WBC and its Subsidiaries shall be entitled to participate in the pension, employee benefit and similar plans (including stock option, bonus or other incentive plans) on substantially the same terms and conditions as similarly situated employees of Frontier and its Subsidiaries. For the purpose of determining eligibility to participate in such plans and the vesting and related calculations of benefits under such plans (but not for the vesting under Frontier’s 2006 Stock Incentive Plan or accrual of benefits under any such plan), Frontier shall give effect to years of service with WBC and its Subsidiaries as if such service were with Frontier and its Subsidiaries.

(B) As of or prior to the Effective Time, WBC shall adopt the relevant resolutions of its Board of Directors necessary to terminate the WBC 401(k) Plan (the “WBC 401(k) Plan”). In connection with such termination, the WBC 401(k) Plan shall be submitted to the Internal Revenue Service for a determination regarding its qualification upon termination and, upon receipt of a favorable determination letter, distributions shall be made to participants in accordance with ERISA, the Code, and the WBC 401(k) Plan as soon as practicable after the receipt of the determination letter. Neither Frontier, nor Frontier Bank, shall have any obligation to make contributions to the WBC 401(k) Plan after the

Effective Time. Participants in the WBC 401(k) Plan who become employees of Frontier or its Subsidiaries will be permitted, subject to the terms of the WBC 401(k) Plan, to rollover such distributions to Frontier’s 401(k) Plan.

(C) As of or prior to the Effective Time, WBC shall terminate and, if applicable, distribute all benefits under the Annual Incentive Compensation Plan, Commercial Loan Officer Annual Incentive and Executive Deferred Compensation Plan, and all related agreements. WBC will file any required IRS/DOL notices and reports with respect to the termination and distribution of such plans.

9.3 CERTAIN ACTIONS.

(A) Except with respect to this Agreement and the transactions contemplated hereby, neither WBC, Whidbey Island Bank nor any of their directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) shall, directly or indirectly, initiate, solicit, encourage or facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

(B) Notwithstanding anything herein to the contrary, WBC and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) WBC’s Board of Directors concludes in good faith and consistent with its fiduciary duties to WBC’s shareholders under applicable law that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, WBC’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, WBC’s Board of Directors notifies Frontier promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

(C) WBC and Whidbey Island Bank each agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties conducted heretofore with respect to any Acquisition Proposal, and shall use reasonable best efforts to cause all persons other than Frontier who have been furnished confidential information regarding WBC or Whidbey Island Bank in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. WBC and Whidbey Island Bank agree not to release any third party from the confidentiality and standstill provisions of any agreement to which WBC or Whidbey Island Bank is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(D) For purposes of this Section 9.3:

(1) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving WBC or Whidbey Island Bank or any proposal or offer to acquire a substantial equity interest in (other than as part of a public offering to raise capital that does not require shareholder approval), or (other than in the ordinary course of business) a substantial portion of the assets of, WBC or Whidbey Island Bank, other than the transaction contemplated or permitted by this Agreement.

(2) The term “Superior Proposal” means, with respect to WBC or Whidbey Island Bank, any written Acquisition Proposal made by a person other than Frontier which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving WBC or Whidbey Island Bank, (b) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of WBC or Whidbey Island Bank, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 25% or more of the WBC Common Stock or Whidbey Island Bank Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of WBC in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

9.4 EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS. As of the Effective Time, Frontier shall assume and honor and shall cause Frontier Bank to assume and to honor in accordance with their terms the change of control provisions of WBC’s and Whidbey Island Bank’s employment and severance agreements with Michal D. Cann, Richard A. Shields, John L. Wagner, Joseph W. Niemer, Lynn Garrison, Scott Boyer, Shelly Angus, Bryan McDonald and Dale Smith, as described in Schedule 9.4 and as may be amended as of the Closing by the Noncompetition/Nonsolicitation Agreement, (collectively, the “Employment Agreements”). Frontier acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of WBC and Whidbey Island Bank for all purposes under such Employment Agreements.

9.5 DIRECTORS OF WBC. After the Effective Time, one current director of WBC (as determined by Frontier) shall be appointed to the Frontier board of directors until the next shareholders’ meeting, at which time such appointee will, subject to the Frontier board’s fiduciary obligations, stand for election for a two-year term expiring in 2010. The composition of Frontier’s board of directors will be increased by one and will not be decreased in a manner that would limit Frontier’s ability to accommodate the WBC representative so designated. Compensation for such director (including compensation for committee assignments and like duties) will be consistent with Frontier’s compensation practices for other similarly situated directors of Frontier.

9.6 WBC MANAGEMENT. After the Effective Time, WBC’s chief executive officer will serve as the regional manager of the division of Frontier that serves such branches of WBC and Frontier as will be determined by Frontier’s chief executive officer, most of which are expected to be in the current WBC market. The regional manager will execute a Noncompetition/Nonsolicitation Agreement with Frontier that will continue until the later of the termination of the regional manager’s employment with Frontier or the second anniversary of the Effective Time. The salary, reporting and remaining terms of his employment will be mutually agreed upon by the parties; however, there will be no employment contract and the regional manager will be an at-will employee and serve at the pleasure of Frontier’s senior officers and board of directors.

9.7 AT-WILL EMPLOYEES. After the Effective Time, a substantial majority of the employees of WBC will have the opportunity to continue their at-will employment with Frontier, if and to the extent that mutually suitable job opportunities are available. WBC employees whose positions are eliminated as a result of the Merger, and who remain employees of WBC through Closing or, where required by Frontier for post-merger systems integration and conversion activities (“conversion”), through conversion, will be eligible to receive upon Closing or conversion severance pay and/or stay bonuses. The specific terms and conditions and personnel of the stay bonus/severance program will be determined by Frontier prior to closing, in consultation with WBC’s senior management.

ARTICLE X. GENERAL PROVISIONS

10.1 CLOSING; EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the first day which is at least one business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions which relate to actions to be taken at the Closing) (the “Effective Time”), at the offices of Keller Rohrback L.L.P., unless another time, date or place is agreed to in writing by the parties hereto. On the Effective Time, a certificate of merger will be issued by the Department of Financial Institutions of the State of Washington in accordance with applicable law.

10.2 SURVIVAL. Only those agreements and covenants in this Agreement that by their express terms apply in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, and covenants shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

10.3 COUNTERPARTS. This Agreement may be executed in one or more facsimile counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party.

10.4 GOVERNING LAW; VENUE. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Washington, without regard to any applicable conflict of law, and venue of any legal action or proceeding between the parties related to this Agreement shall be in Seattle, Washington.

10.5 EXPENSES. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

10.6 NOTICES. All notices, requests and other communications hereunder to a “party” shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram, certified or registered mail, overnight courier, telecopy or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties.

If to Frontier or Frontier Bank to:
FRONTIER FINANCIAL CORPORATION
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, WA 98203
	Telephone:	(425) 514-0700
	Fax:	(425) 514-0718
Attn: John J. Dickson, President and CEO

With a copy to:	Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
	Telephone:	(206) 623-1900
	Fax:	(206) 623-3384
Attn: Thomas A. Sterken

If to WBC or Whidbey Island Bank, to:	WASHINGTON BANKING COMPANY
450 S.W. Bayshore Drive
Oak Harbor, WA 98277
	Telephone:	(360) 679-3121
	Fax:	(360) 675-7282
Attn: Michal D. Cann, President and CEO

With a copy to:	Davis Wright Tremaine
1201 Third Avenue, Suite 2200
Seattle, WA 98101
	Telephone:	(206) 622-3150
	Fax:	(206) 757-7700
Attn: Marcus J. Williams

10.7 ENTIRE UNDERSTANDING. This Agreement (which includes the Exhibits and Schedules thereto) represents the entire understanding of the parties with reference to transactions contemplated by this Agreement and supersedes any and all other oral or written agreements previously made, other than the Confidentiality Agreement between Frontier and WBC.

10.8 ENFORCEMENT PROCEEDINGS. In any action or proceeding in connection with the enforcement of this Agreement, the prevailing party will be entitled to reimbursement of its reasonable attorneys’ fees and expenses from the non-prevailing party.

10.9 HEADINGS. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

10.10 ENFORCEMENT OF CONFIDENTIALITY AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Section 6.5(B) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 6.5(B) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

A-48

10.12 ASSIGNMENT; NO THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FRONTIER FINANCIAL CORPORATION

By:	/s/ John J. Dickson
John J. Dickson
President and Chief Executive Officer

FRONTIER BANK

By:	/s/ John J. Dickson
John J. Dickson
Chief Executive Officer

WASHINGTON BANKING COMPANY

By:	/s/ Michal D. Cann
Michal D. Cann
President and Chief Executive Officer

WHIDBEY ISLAND BANK

By:	/s/ Jack Wagner
Jack Wagner
President and Chief Executive Officer

A-49

EXHIBITS

Exhibit A	Voting Agreement

Exhibit B	Director’s Agreement

Exhibit C	Noncompetition/Nonsolicitation Agreement

Exhibit D	Affiliate Agreement

Exhibit E	(1) Legal Opinion of Keller Rohrback L.L.P.
(2) Legal Opinion of Davis Wright Tremaine L.L.P.
(3) Tax Opinion of Keller Rohrback L.L.P.

Exhibit F	Illustrative Calculations of Merger Consideration

SCHEDULES

WBC and Whidbey Island Bank Disclosures

Schedule 1.5(D)	WBC Options

Schedule 3.5	Changes to Line of Business, Operating Procedures, etc.

Schedule 3.8	Changes in Compensation; Employment Agreements

Schedule 3.13	New or Changes to Material Contracts

Schedule 5.1(B)	Shares Outstanding

Schedule 5.1(C)	WBC Subsidiaries

Schedule 5.1(F)	No Defaults - Agreements Requiring Third Party Consent

Schedule 5.1(G)	WBC Financial Statements

Schedule 5.1(H)	Undisclosed Liabilities

Schedule 5.1(I)	No Events Causing Material Adverse Effect

Schedule 5.1(K)	Litigation, Regulatory Action

Schedule 5.1(L)	Compliance with Laws

Schedule 5.1(M)	Material Contracts

Schedule 5.1(P)(1)	List of Employee Benefit Plans

Schedule 5.1(P)(2)	Employee Benefit Plans Not Qualified Under ERISA

Schedule 5.1(P)(6)	Obligations for Retiree Health and Life Benefits

Schedule 5.1(R)	Loan Portfolio

Schedule 5.1(R)(4)	Loan Repurchase Obligations

Schedule 5.1(R)(6)	Loans to Officers and Directors

Schedule 5.1(S)	Insurance

Schedule 5.1(U)(2)	Pending Proceedings with Respect to Environmental Matters

Schedule 5.1(U)(3)	Pending Proceedings with Respect to Environmental Matters Involving Loan/Fiduciary Property

Schedule 5.1(U)(4)	Pending Proceedings with Respect to Environmental Matters Listed in Sections 5.1(U)(2) or (3)

Schedule 5.1(U)(5)	Actions During Ownership Which Could Have Material Adverse Effect with Respect to Environmental Matters

Schedule 5.1(U)(6)	Actions Prior to Ownership Which could Have Material Adverse Effect with Respect to Environmental Matters

Schedule 5.1(V)	Tax Report Matters

Schedule 5.1(X)	Derivative Contracts, including a list of any assets pledged as security for such Derivative Contracts

Schedule 5.1(Y)	Investment Securities

Schedule 5.1(Z)	Intellectual Property
Frontier and Frontier Bank Disclosures

Schedule 5.2(B)	Shares

Schedule 5.2(C)	Frontier Subsidiaries

Schedule 5.2(F)	No Defaults

Schedule 5.2(G)	Frontier Financial Statements

Schedule 5.2(H)	Absence of Undisclosed Liabilities

Schedule 5.2(I)	Litigations, Regulatory Action

Schedule 5.2(J)	Compliance with Laws

Schedule 9.4	Employment and Change of Control Agreements

EXHIBIT A

VOTING AGREEMENT

Frontier Financial Corporation

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, WA 98203

Gentlemen:

As a material inducement to your entry into an Agreement and Plan of Merger (the “Merger Agreement”) dated of even date herewith by and among Frontier Financial Corporation (“Frontier”), Frontier Bank, Washington Banking Company (“WBC”) and Whidbey Island Bank, the undersigned, for himself, his heirs and legal representatives, hereby agrees, represents, warrants and covenants with and to Frontier as follows:

1. The undersigned beneficially owns* the shares of common stock of WBC (“WBC Common Stock”) set forth beneath the undersigned’s name below and no other shares of WBC Common Stock. Such shares are owned free and clear of any lien, right or encumbrance whatsoever, except for any pledge of such shares to secure a loan to the undersigned, and no proxy has been granted with respect thereto and the undersigned has full capacity, power and authority to vote such shares without the consent or approval of any other party in the absence of a default under any such loan secured by such shares. If any of such shares are currently pledged to secure a loan to the undersigned, the undersigned (i) represents and warrants that such loan is not in default and no event or condition exists that with notice, lapse of time or both would constitute such a default, and (ii) agrees to take all such action as may be necessary to prevent any such default, event or condition to exist in order to prevent the lender from taking title to such shares and to continue to enable the undersigned to vote such shares as hereinafter set forth.

2. The undersigned hereby agrees to vote the undersigned’s shares in favor of approval of the Merger Agreement unless the Merger Agreement has been terminated prior to the Meeting (as defined in the Merger Agreement).

3. The undersigned covenants that, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, the undersigned will not sell, permit a lien or other encumbrance to exist with respect to (except as hereinabove provided), or grant any proxy in respect of (except as hereinabove provided and for proxies solicited by the Board of Directors of WBC in connection with the Meeting to vote on the approval of the Merger Agreement), the shares of WBC Common Stock set forth below, unless all the other parties to any such sale or other transaction enter into an agreement in form and substance satisfactory to Frontier embodying the benefits and rights contained herein.

4. The undersigned covenants that, unless the Merger Agreement is terminated in accordance with the provisions thereof, the undersigned will not: (i) make any public announcement with respect to the Merger; (ii) submit or seek any other person or entity to submit a proposal for a tender offer, merger or similar transaction with WBC; or (iii) vote the shares owned or controlled by the undersigned in favor of, solicit proxies or seek another person or entity to solicit proxies on behalf of, a proposal, the purpose of which is to oppose or nullify the Merger.

Very truly yours,

Print Name:

NUMBER OF SHARES:	Dated: , 2007

*	Beneficial ownership is defined by SEC rules, to include WBC shares held by the undersigned, his spouse and dependents and their controlled trusts and other entities over which the undersigned has voting or investment power with respect to the WBC Common Stock.

EXHIBIT B

DIRECTOR’S AGREEMENT

This Director’s Agreement (this “Agreement”), dated as of                     , 2007, is between FRONTIER FINANCIAL CORPORATION, a Washington corporation (“Frontier”), FRONTIER BANK, a Washington state chartered bank (“Frontier Bank”), and                                          (“Director”), a director of WASHINGTON BANKING COMPANY, a Washington corporation (“WBC”) and/or WHIDBEY ISLAND BANK.

Recitals

1. Pursuant to the terms of the Agreement and Plan of Merger dated as of September     , 2007 (the “Merger Agreement”), between Frontier, Frontier Bank, WBC and Whidbey Island Bank (“WBC Bank”), WBC will be merged into Frontier, with Frontier as the surviving corporation, and WBC Bank will be merged into Frontier Bank, with Frontier Bank as the continuing corporation.

2. As material inducement to Frontier and Frontier Bank to enter into the Merger Agreement, Frontier has required each Director of WBC and WBC Bank to enter into an agreement providing for a covenant not to compete with the business of Frontier or Frontier Bank and a covenant not to solicit any employees of Frontier or Frontier Bank following the consummation of the transactions contemplated by the Merger Agreement, in each case as specified herein.

3. In light of the foregoing recitals, Director has agreed to be bound by the terms of this Agreement.

Agreement

In consideration of Frontier’s and Frontier Bank’s performance under the Merger Agreement, Director agrees that for a period of two (2) years after the effective time of the Merger (the “Effective Time”), Director will not, without Frontier or Frontier Bank’s prior written consent, directly or indirectly, (i) become involved in, as a principal shareholder, director, officer, founder, employee, consultant or other agent (each of the foregoing relationships, hereinafter referred to as an “Affiliate”) of any Financial Institution (as defined below) in any the Washington State counties of Island, San Juan, Skagit, Snohomish and Whatcom (the “Counties”), or (ii) have any responsibility for a Financial Institution’s organization or operation within any of the Counties; provided, however, that Director may acquire and passively own an interest not exceeding 2% of the total equity interest in any Financial Institution in any of the Counties that is traded on NASDAQ or another U.S. stock exchange.

Director also agrees that for a period of two (2) years after the Effective Date, Director will not, directly or indirectly, (a) solicit or attempt to solicit (i) any employee of Frontier, Frontier Bank, or any of their subsidiaries (including, but not limited to, any employees of WBC or WBC Bank who became an employee of Frontier as a result of the Merger), to leave their employment or (ii) any customers of Frontier, Frontier Bank, or any of their subsidiaries (including, but not limited to, any customer of WBC or WBC Bank who became a customer of

Frontier or Frontier Bank as a result of the Merger) to remove or transfer any of their business from Frontier, Frontier Bank, or any of their subsidiaries, or (b) otherwise materially interfere with or impair the relationship, contractual or otherwise, between Frontier, Frontier Bank, or any of their subsidiaries and any of their customers or employees. The foregoing sentence is not, however, intended to limit Director’s discretion to allocate his own personal investments as he chooses so long as such allocation is not made for the purpose of providing material support to a competitor of Frontier. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, telephone calls, letters or other mailings, electronic communication of any kind, and Internet communications; provided, however, that solicitation prohibited under this paragraph does not include solicitation through general advertising that is not specifically directed to or targeting the employees of Frontier or Frontier Bank.

Further, anything to the contrary herein notwithstanding, neither Director nor any firm, company, trust or other entity of which Director is an affiliate (as defined by SEC rules) shall ever (i) use, register or claim any right or interest in any Intellectual Property or Confidential Information of Frontier, Frontier Bank, or their subsidiaries, including but not limited to the Intellectual Property and Confidential Information of WBC and WBC Bank acquired pursuant to the Merger Agreement, or (ii) use the tradename “Washington Banking Company,” “Whidbey Island Bank,” or any similar name or derivation thereof, in connection with the banking, financial, lending or mortgage industries.

For purposes of this Agreement, the term “Confidential Information” includes, without limitation, any information in whatever form that Frontier considers to be confidential, proprietary, information and that is not publicly or generally available relating to Frontier’s: trade secrets (as defined by the Uniform Trade Secrets Act); know-how; concepts; methods; research and development; product, content and technology development plans; marketing plans; databases; inventions; research data and mechanisms; software (including functional specifications, source code and object code); procedures; engineering; purchasing; accounting; marketing; sales; customer lists; advertisers; joint venture partners; financial status; contracts or employees. Confidential Information includes information developed by Director, alone or with others, or entrusted to Frontier by its customers or others.

For purposes of this Agreement, the term “Financial Institution” means any bank holding company or financial holding company, state or national bank, state or federal savings and loan association, mutual savings bank, or state or federal credit union, trust company or mortgage company (including without limitation, any organizing entity of any such financial institution) located in any of the Counties.

For purposes of this Agreement, the term “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

Director recognizes and agrees that any breach of this Agreement by Director will entitle Frontier, Frontier Bank and their successors or assigns to injunctive relief, as well as any other legal or equitable remedies to which such entities may otherwise be entitled, including, but not limited to damages.

If the Merger Agreement expires or is terminated for any reason before the consummation of the transactions contemplated thereunder, this Agreement will automatically terminate and be of no further force and effect.

In any action or proceeding in connection with the enforcement of this Agreement, the prevailing party will be entitled to reimbursement of its reasonable attorneys’ fees and expenses from the non-prevailing party. Exclusive jurisdiction and venue shall lie with the competent state or federal court in Washington state.

FRONTIER FINANCIAL CORPORATION		DIRECTOR

By:
	John J. Dickson, President/CEO	Print Name:

FRONTIER BANK

By:
, President/CEO

EXHIBIT C-1

NONCOMPETITION/NONSOLICITATION AGREEMENT

This Noncompetition/Nonsolicitation Agreement dated September     , 2007 (this “Agreement”) is entered into by and between FRONTIER FINANCIAL CORPORATION, FRONTIER BANK and their subsidiaries (collectively, “Frontier”), and MICHAL D. CANN (“Executive”).

WHEREAS, Frontier, Washington Banking Company (“WBC”) and Whidbey Island Bank (“WBC Bank”) are entering into an Agreement and Plan of Merger (“the Merger Agreement”), pursuant to which WBC will be merged into Frontier Financial Corporation and WBC Bank will be merged into Frontier Bank (the “Merger”); and

WHEREAS, Executive is currently employed as President and Chief Executive Officer of WBC and/or WBC Bank and has knowledge of certain Confidential Information of WBC, and Frontier Financial Corporation and Frontier Bank are executing the Merger Agreement conditioned upon Executive’s agreement not to compete with Frontier in any county in which WBC Bank has branch offices or loan production offices, and not to solicit employees and customers of Frontier (including the employees and customers of WBC who become employees and customers of Frontier following the Merger), for a specified period of time following the Merger, all as further described below; and

NOW, THEREFORE, Frontier and Executive agree as follows:

1. Effective Time. This Agreement shall become effective at the effective time of the Merger (the “Effective Time”), as set forth in the Merger Agreement.

2. Noncompetition, Nonsolicitation and Nondisparagement. In consideration for this Agreement and to protect the business and goodwill purchased by Frontier pursuant to the Merger Agreement, Executive agrees that he will not, directly or indirectly, do any of the following:

2.1 For a one-year period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) become involved in, as a principal shareholder, director, officer, founder, employee, consultant or other agent (each of the foregoing relationships, hereinafter referred to as an “Affiliate”) of any Financial Institution (as defined below) in any of the Washington state counties of Island, San Juan, Skagit, Snohomish and Whatcom (individually and collectively, the “Counties”), or (b) have any responsibility for a Financial Institution’s organization or operation in any of the Counties; provided, however, that Executive may acquire and passively own an interest not exceeding 2% of the total equity interest in any Financial Institution in any of the Counties that is traded on NASDAQ or another U.S. stock exchange. For purposes of this Agreement, the term “Financial Institution” means any bank holding company or financial holding company, state or national bank, state or federal savings and loan association, mutual savings bank, or state or federal credit union, trust company or mortgage company (including without limitation, any organizing entity of any such Financial Institution) located in any of the Counties.

2.2 For a two-year period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) solicit or attempt to solicit (i) any employees of Frontier to leave their employment, or (ii) any customers of Frontier to remove or transfer any of their business from Frontier, or (b) otherwise interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between Frontier and any of Frontier’s customers or employees. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and Internet communications; provided, however, that solicitation prohibited under this paragraph does not include solicitation through general advertising that is not specifically directed to or targeting the employees of Frontier or Frontier Bank.

3. Nondisparagement. Executive shall not, during the term or after the termination or expiration of this Agreement or Executive’s employment, make disparaging statements, in any form, about Frontier or its officers, directors, agents, employees, products or services.

4. Intellectual Property/Confidential Information. Further, anything to the contrary herein notwithstanding, neither Executive nor any firm, company, trust or other entity of which Executive is an Affiliate shall, during the term or after the termination or expiration of this Agreement, (i) use, register or claim any right or interest in any Intellectual Property or Confidential Information of Frontier, including but not limited to the Intellectual Property and Confidential Information of WBC acquired pursuant to the Merger Agreement, or (ii) use the tradename “Washington Banking Company,” “Whidbey Island Bank,” or any similar name or derivation thereof, in connection with the banking, financial, lending or mortgage industries.

5. No Employee Contract Rights. Nothing contained in this Agreement shall be construed to abrogate, limit or affect the powers, rights and privileges of Frontier to remove Executive as an employee of Frontier, with or without cause.

6. Enforcement of Covenants.

6.1 Frontier and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Frontier and Executive, the covenants referred to in Sections 2, 3 and 4 (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of Frontier’s Confidential Information (as defined below), goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Frontier and Executive request the court to reform these provisions to restrict Executive’s use of Confidential Information and Executive’s ability to compete with Frontier to the maximum extent, in time, scope of activities and geography, that the court finds enforceable.

6.2 Executive acknowledges that Frontier will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of Sections 2, 3 or 4. For this reason, under these circumstances, Frontier, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary and permanent injunctions in order to prevent or restrain the breach, and Frontier will not be required to post a bond as a condition for the granting of this relief.

6.3 In the event Executive breaches this Agreement, which breach is not corrected within 15 days of notice by Frontier to Executive of such breach, Executive shall in addition to the remedies available to Frontier under Section 6.2, forfeit all right to receive all benefits or other payments remaining unpaid from Frontier pursuant to Section 8.2 or otherwise on the date of any such breach.

7. Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in Sections 2, 3 and 4 above and that Frontier is entitled to require him to comply with said Sections 2, 3 and 4, which Sections will survive termination of this Agreement.

8. Employment Agreement Superseded. Executive’s Employment Agreement with WBC dated as of May 6, 2005 (the “Employment Agreement”) is terminated, superseded and replaced as of the Effective Time by the following provisions:

8.1 Definitions. The following definitions shall govern and be controlling for purposes of this Agreement:

8.1.1 “Cause” shall include termination because Executive: (i) materially breached this Agreement; (ii) willfully breached or habitually neglected or breached the duties which he was required to perform under the terms of his employment with Frontier or the policies of Frontier; (iii) commits act(s) of dishonesty, theft, embezzlement, fraud or misrepresentation against Frontier or its subsidiaries; (iv) willfully and continually failed to comply with any law, rule, or regulation (other than traffic violations or similar offenses) or final cease and desist order of a regulatory agency having jurisdiction over Frontier; (v) fails to follow the reasonable directions of Frontier’s board of directors, which failure is not corrected within thirty (30) days after receipt by Executive of written notice outlining the corrective action required; or (vi) knowingly provides misleading or false information to shareholders, the board of directors, auditors, accountants, or regulatory authorities.

8.1.2 “Change of Control” means the Merger.

8.1.3 “Confidential Information” includes, without limitation, any information in whatever form that Frontier considers to be confidential, proprietary, information and that is not publicly or generally available relating to Frontier’s: trade secrets (as defined by the Uniform Trade Secrets Act); know-how; concepts; methods; research and development; product, content and technology development plans; marketing plans; databases; inventions; research data and mechanisms; software (including functional specifications, source code and object code); procedures; engineering; purchasing; accounting; marketing; sales; customer lists; advertisers; joint venture partners; financial status; contracts or employees. Confidential Information includes information developed by Executive, alone or with others, or entrusted to Frontier by its customers or others.

8.1.4 “Good Reason” shall include, but not be limited to: (i) a material reduction in Executive’s compensation defined as a reduction equal to or greater than five percent (5%) of Executive’s then annual base salary, which reduction is not of general application to substantially all employees of Frontier, (ii) a material reduction in Executive’s duties, responsibilities, or reporting relationship, but not merely a change in title, or (iii) relocation of Executive’s primary workplace from Oak Harbor to a location outside Island, San Juan, Snohomish, Skagit or Whatcom counties.

8.1.5 “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

8.1.6 “Limitation Amount” means an amount equal to two times the lesser of (i) Executive’s annualized compensation based upon the annual rate of pay for services provided to Frontier for his taxable year preceding his taxable year in which his employment with Frontier terminates (adjusted for any increase during that year that was expected to continue indefinitely if his employment did not terminate); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the Code for the year in which Executive’s employment terminates. For 2007, such maximum amount is two times $225,000 (adjusted annually for increases in the cost of living) or $450,000.

8.2 Payment Obligations.

8.2.1 If Executive is an employee of WBC at the Effective Time and is retained by Frontier as an employee after the Effective Time, (i) Frontier will pay Executive 50% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; and (ii) if Executive remains an employee of Frontier on the first anniversary of the Effective Time or within 12 months after the Change of Control, Frontier terminates Executive’s employment other than termination for Cause, or Executive terminates his employment with Frontier for Good Reason, Executive shall receive the balance of his Severance Benefit, less statutory payroll deductions, within 30 days following such anniversary date or the date of termination of employment; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.2.2 If Executive is an employee of WBC at the Effective Time but is not retained by Frontier as an employee after the Effective Time, Frontier will pay Executive 100% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.3 Notwithstanding anything in this Agreement to the contrary, if it is determined by legal counsel (or other tax advisor to Executive) that the total of the Severance Benefit, together with any other payments or benefits paid by Frontier to Executive, would constitute an “excess parachute payment” within the meaning of section 280G of the Internal Revenue Code of 1986 (the “Code”), as amended, and the net after-tax amount that Executive would realize from such compensation, considering Executive’s federal and state income tax brackets and the excise tax, would be greater if the compensation payable hereunder were limited, then the compensation payable hereunder shall be limited in the manner determined by such counsel or advisor, to maximize Executive’s net after-tax income.

8.4 Where required, the provisions of this Agreement are intended to comply with the requirements of section 409A of the Code. Notwithstanding any other provision of this Agreement, this Agreement shall be interpreted and administered in accordance with the requirements of section 409A of the Code.

8.5 Any payment to Executive under Section 8.2 hereof shall be conditioned upon receipt by Frontier of an executed release of all claims against Frontier, satisfactory to Frontier and its counsel.

9. Miscellaneous Provisions.

9.1 Independent Legal Counsel. Executive acknowledges that he has had the opportunity to review and consult with his own personal legal counsel regarding this Agreement.

9.2 Binding Effect. This Agreement will bind and inure to the benefit of Frontier’s and Executive’s heirs, legal representatives, successors and assigns.

9.3 Costs of Legal Actions and Proceedings. In any dispute between the parties arising out of or under this Agreement, whether or not a lawsuit is commenced, the nonprevailing party shall pay the prevailing party’s reasonable attorneys’ fees and costs.

9.4 Governing Law. This Agreement shall be construed in accordance with and governed and enforced in all respects by the laws of the state of Washington. The parties agree that venue of any legal action between the parties arising out of or in connection with this Agreement shall be with the competent state or federal court in Washington state, unless otherwise elected by Frontier, its successors or assigns.

9.5 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter, and supersedes all prior representations and understandings, whether oral or written. It may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, amendment, modification, extension or discharge is sought.

9.6 Waiver. No waiver of any term, condition or provision shall be effective for any purpose whatsoever unless such waiver is in writing and signed by the parties.

9.7 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.8 Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered personally or by certified mail, postage prepaid, addressed to Frontier or to Executive at their last known address.

9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have set their hands as of the date first written above.

FRONTIER FINANCIAL CORPORATION	EXECUTIVE

By:
John J. Dickson, President and CEO	Name:	Michal D. Cann

FRONTIER BANK

By:
Name:
Title:

EXHIBIT C-2

NONCOMPETITION/NONSOLICITATION AGREEMENT

This Noncompetition/Nonsolicitation Agreement dated September     , 2007 (this “Agreement”) is entered into by and between FRONTIER FINANCIAL CORPORATION, FRONTIER BANK and their subsidiaries (collectively, “Frontier”), and JOHN L. WAGNER (“Executive”).

WHEREAS, Frontier, Washington Banking Company (“WBC”) and Whidbey Island Bank (“WBC Bank”) are entering into an Agreement and Plan of Merger (“the Merger Agreement”), pursuant to which WBC will be merged into Frontier Financial Corporation and WBC Bank will be merged into Frontier Bank (the “Merger”); and

WHEREAS, Executive is currently employed as Executive Vice President and Chief Operating Officer of WBC and/or WBC Bank and has knowledge of certain Confidential Information of WBC, and Frontier Financial Corporation and Frontier Bank are executing the Merger Agreement conditioned upon Executive’s agreement not to compete with Frontier in any county in which WBC Bank has branch offices or loan production offices, and not to solicit employees and customers of Frontier (including the employees and customers of WBC who become employees and customers of Frontier following the Merger), for a specified period of time following the Merger, all as further described below; and

NOW, THEREFORE, Frontier and Executive agree as follows:

1. Effective Time. This Agreement shall become effective at the effective time of the Merger (the “Effective Time”), as set forth in the Merger Agreement.

2. Noncompetition, Nonsolicitation and Nondisparagement. In consideration for this Agreement and to protect the business and goodwill purchased by Frontier pursuant to the Merger Agreement, Executive agrees that he will not, directly or indirectly, do any of the following:

2.1 For a one-year period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) become involved in, as a principal shareholder, director, officer, founder, employee, consultant or other agent (each of the foregoing relationships, hereinafter referred to as an “Affiliate”) of any Financial Institution (as defined below) in any of the Washington state counties of Island, San Juan, Skagit, Snohomish and Whatcom (individually and collectively, the “Counties”), or (b) have any responsibility for a Financial Institution’s organization or operation in any of the Counties; provided, however, that Executive may acquire and passively own an interest not exceeding 2% of the total equity interest in any Financial Institution in any of the Counties that is traded on NASDAQ or another U.S. stock exchange. For purposes of this Agreement, the term “Financial Institution” means any bank holding company or financial holding company, state or national bank, state or federal savings and loan association, mutual savings bank, or state or federal credit union, trust company or mortgage company (including without limitation, any organizing entity of any such Financial Institution) located in any of the Counties.

2.2 For an 18-month period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) solicit or attempt to solicit (i) any employees of Frontier to leave their employment, or (ii) any customers of Frontier to remove or transfer any of their business from Frontier, or (b) otherwise interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between Frontier and any of Frontier’s customers or employees. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and Internet communications; provided, however, that solicitation prohibited under this paragraph does not include solicitation through general advertising that is not specifically directed to or targeting the employees of Frontier or Frontier Bank.

3. Nondisparagement. Executive shall not, during the term or after the termination or expiration of this Agreement or Executive’s employment, make disparaging statements, in any form, about Frontier or its officers, directors, agents, employees, products or services.

4. Intellectual Property/Confidential Information. Further, anything to the contrary herein notwithstanding, neither Executive nor any firm, company, trust or other entity of which Executive is an Affiliate shall, during the term or after the termination or expiration of this Agreement, (i) use, register or claim any right or interest in any Intellectual Property or Confidential Information of Frontier, including but not limited to the Intellectual Property and Confidential Information of WBC acquired pursuant to the Merger Agreement, or (ii) use the tradename “Washington Banking Company,” “Whidbey Island Bank,” or any similar name or derivation thereof, in connection with the banking, financial, lending or mortgage industries.

5. No Employee Contract Rights. Nothing contained in this Agreement shall be construed to abrogate, limit or affect the powers, rights and privileges of Frontier to remove Executive as an employee of Frontier, with or without cause.

6. Enforcement of Covenants.

6.1 Frontier and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Frontier and Executive, the covenants referred to in Sections 2, 3 and 4 (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of Frontier’s Confidential Information (as defined below), goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Frontier and Executive request the court to reform these provisions to restrict Executive’s use of Confidential Information and Executive’s ability to compete with Frontier to the maximum extent, in time, scope of activities and geography, that the court finds enforceable.

6.2 Executive acknowledges that Frontier will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of Sections 2, 3 or 4. For this reason, under these circumstances, Frontier, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary and permanent injunctions in order to prevent or restrain the breach, and Frontier will not be required to post a bond as a condition for the granting of this relief.

6.3 In the event Executive breaches this Agreement, which breach is not corrected within 15 days of notice by Frontier to Executive of such breach, Executive shall in addition to the remedies available to Frontier under Section 6.2, forfeit all right to receive all benefits or other payments remaining unpaid from Frontier pursuant to Section 8.2 or otherwise on the date of any such breach.

7. Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in Sections 2, 3 and 4 above and that Frontier is entitled to require him to comply with said Sections 2, 3 and 4, which Sections will survive termination of this Agreement.

8. Employment Agreement Superseded. Executive’s Employment Agreement with WBC dated as of May 6, 2005 (the “Employment Agreement”) is terminated, superseded and replaced as of the Effective Time by the following provisions:

8.1 Definitions. The following definitions shall govern and be controlling for purposes of this Agreement:

8.1.1 “Cause” shall include termination because Executive: (i) materially breached this Agreement; (ii) willfully breached or habitually neglected or breached the duties which he was required to perform under the terms of his employment with Frontier or the policies of Frontier; (iii) commits act(s) of dishonesty, theft, embezzlement, fraud or misrepresentation against Frontier or its subsidiaries; (iv) willfully and continually failed to comply with any law, rule, or regulation (other than traffic violations or similar offenses) or final cease and desist order of a regulatory agency having jurisdiction over Frontier; (v) fails to follow the reasonable directions of Frontier’s board of directors, which failure is not corrected within thirty (30) days after receipt by Executive of written notice outlining the corrective action required; or (vi) knowingly provides misleading or false information to shareholders, the board of directors, auditors, accountants, or regulatory authorities.

8.1.2 “Change of Control” means the Merger.

8.1.3 “Confidential Information” includes, without limitation, any information in whatever form that Frontier considers to be confidential, proprietary, information and that is not publicly or generally available relating to Frontier’s: trade secrets (as defined by the Uniform Trade Secrets Act); know-how; concepts; methods; research and development; product, content and technology development plans; marketing plans; databases; inventions; research data and mechanisms; software (including functional specifications, source code and object code); procedures; engineering; purchasing; accounting; marketing; sales; customer lists; advertisers; joint venture partners; financial status; contracts or employees. Confidential Information includes information developed by Executive, alone or with others, or entrusted to Frontier by its customers or others.

8.1.4 “Good Reason” shall include, but not be limited to: (i) a material reduction in Executive’s compensation defined as a reduction equal to or greater than five percent (5%) of Executive’s then annual base salary, which reduction is not of general application to substantially all employees of Frontier, (ii) a material reduction in Executive’s duties, responsibilities, or reporting relationship, but not merely a change in title, or (iii) relocation of Executive’s primary workplace from Oak Harbor to a location outside Island, San Juan, Snohomish, Skagit or Whatcom counties.

8.1.5 “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

8.1.6 “Limitation Amount” means an amount equal to two times the lesser of (i) Executive’s annualized compensation based upon the annual rate of pay for services provided to Frontier for his taxable year preceding his taxable year in which his employment with Frontier terminates (adjusted for any increase during that year that was expected to continue indefinitely if his employment did not terminate); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the Code for the year in which Executive’s employment terminates. For 2007, such maximum amount is two times $225,000 (adjusted annually for increases in the cost of living) or $450,000.

8.2 Payment Obligations.

8.2.1 If Executive is an employee of WBC at the Effective Time and is retained by Frontier as an employee after the Effective Time, (i) Frontier will pay Executive 50% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; and (ii) if Executive remains an employee of Frontier on the first anniversary of the Effective Time or within 12 months after the Change of Control, Frontier terminates Executive’s employment other than termination for Cause, or Executive terminates his employment with Frontier for Good Reason, Executive shall receive the balance of his Severance Benefit, less statutory payroll deductions, within 30 days following such anniversary date or the date of termination of employment; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.2.2 If Executive is an employee of WBC at the Effective Time but is not retained by Frontier as an employee after the Effective Time, Frontier will pay Executive 100% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.3 Notwithstanding anything in this Agreement to the contrary, if it is determined by legal counsel (or other tax advisor to Executive) that the total of the Severance Benefit, together with any other payments or benefits paid by Frontier to Executive, would constitute an “excess parachute payment” within the meaning of section 280G of the Internal Revenue Code of 1986 (the “Code”), as amended, and the net after-tax amount that Executive would realize from such compensation, considering Executive’s federal and state income tax brackets and the excise tax, would be greater if the compensation payable hereunder were limited, then the compensation payable hereunder shall be limited in the manner determined by such counsel or advisor, to maximize Executive’s net after-tax income.

8.4 Where required, the provisions of this Agreement are intended to comply with the requirements of section 409A of the Code. Notwithstanding any other provision of this Agreement, this Agreement shall be interpreted and administered in accordance with the requirements of section 409A of the Code.

8.5 Any payment to Executive under Section 8.2 hereof shall be conditioned upon receipt by Frontier of an executed release of all claims against Frontier, satisfactory to Frontier and its counsel.

9. Miscellaneous Provisions.

9.1 Independent Legal Counsel. Executive acknowledges that he has had the opportunity to review and consult with his own personal legal counsel regarding this Agreement.

9.2 Binding Effect. This Agreement will bind and inure to the benefit of Frontier’s and Executive’s heirs, legal representatives, successors and assigns.

9.3 Costs of Legal Actions and Proceedings. In any dispute between the parties arising out of or under this Agreement, whether or not a lawsuit is commenced, the nonprevailing party shall pay the prevailing party’s reasonable attorneys’ fees and costs.

9.4 Governing Law. This Agreement shall be construed in accordance with and governed and enforced in all respects by the laws of the state of Washington. The parties agree that venue of any legal action between the parties arising out of or in connection with this Agreement shall be with the competent state or federal court in Washington state, unless otherwise elected by Frontier, its successors or assigns.

9.5 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter, and supersedes all prior representations and understandings, whether oral or written. It may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, amendment, modification, extension or discharge is sought.

9.6 Waiver. No waiver of any term, condition or provision shall be effective for any purpose whatsoever unless such waiver is in writing and signed by the parties.

9.7 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.8 Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered personally or by certified mail, postage prepaid, addressed to Frontier or to Executive at their last known address.

9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have set their hands as of the date first written above.

FRONTIER FINANCIAL CORPORATION	EXECUTIVE

By:
John J. Dickson, President and CEO	Name:	John L. Wagner

FRONTIER BANK

By:
Name:
Title:

EXHIBIT C-3

NONCOMPETITION/NONSOLICITATION AGREEMENT

This Noncompetition/Nonsolicitation Agreement dated September     , 2007 (this “Agreement”) is entered into by and between FRONTIER FINANCIAL CORPORATION, FRONTIER BANK and their subsidiaries (collectively, “Frontier”), and RICHARD A. SHIELDS (“Executive”).

WHEREAS, Frontier, Washington Banking Company (“WBC”) and Whidbey Island Bank (“WBC Bank”) are entering into an Agreement and Plan of Merger (“the Merger Agreement”), pursuant to which WBC will be merged into Frontier Financial Corporation and WBC Bank will be merged into Frontier Bank (the “Merger”); and

WHEREAS, Executive is currently employed as Executive Vice President and Chief Financial Officer of WBC and/or WBC Bank and has knowledge of certain Confidential Information of WBC, and Frontier Financial Corporation and Frontier Bank are executing the Merger Agreement conditioned upon Executive’s agreement not to compete with Frontier in any county in which WBC Bank has branch offices or loan production offices, and not to solicit employees and customers of Frontier (including the employees and customers of WBC who become employees and customers of Frontier following the Merger), for a specified period of time following the Merger, all as further described below; and

NOW, THEREFORE, Frontier and Executive agree as follows:

10. Effective Time. This Agreement shall become effective at the effective time of the Merger (the “Effective Time”), as set forth in the Merger Agreement.

11. Noncompetition, Nonsolicitation and Nondisparagement. In consideration for this Agreement and to protect the business and goodwill purchased by Frontier pursuant to the Merger Agreement, Executive agrees that he will not, directly or indirectly, do any of the following:

11.1 For a one-year period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) become involved in, as a principal shareholder, director, officer, founder, employee, consultant or other agent (each of the foregoing relationships, hereinafter referred to as an “Affiliate”) of any Financial Institution (as defined below) in any of the Washington state counties of Island, San Juan, Skagit, Snohomish and Whatcom (individually and collectively, the “Counties”), or (b) have any responsibility for a Financial Institution’s organization or operation in any of the Counties; provided, however, that Executive may acquire and passively own an interest not exceeding 2% of the total equity interest in any Financial Institution in any of the Counties that is traded on NASDAQ or another U.S. stock exchange. For purposes of this Agreement, the term “Financial Institution” means any bank holding company or financial holding company, state or national bank, state or federal savings and loan association, mutual savings bank, or state or federal credit union, trust company or mortgage company (including without limitation, any organizing entity of any such Financial Institution) located in any of the Counties.

11.2 For an 18-month period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) solicit or attempt to solicit (i) any employees of Frontier to leave their employment, or (ii) any customers of Frontier to remove or transfer any of their business from Frontier, or (b) otherwise interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between Frontier and any of Frontier’s customers or employees. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and Internet communications; provided, however, that solicitation prohibited under this paragraph does not include solicitation through general advertising that is not specifically directed to or targeting the employees of Frontier or Frontier Bank.

12. Nondisparagement. Executive shall not, during the term or after the termination or expiration of this Agreement or Executive’s employment, make disparaging statements, in any form, about Frontier or its officers, directors, agents, employees, products or services.

13. Intellectual Property/Confidential Information. Further, anything to the contrary herein notwithstanding, neither Executive nor any firm, company, trust or other entity of which Executive is an Affiliate shall, during the term or after the termination or expiration of this Agreement, (i) use, register or claim any right or interest in any Intellectual Property or Confidential Information of Frontier, including but not limited to the Intellectual Property and Confidential Information of WBC acquired pursuant to the Merger Agreement, or (ii) use the tradename “Washington Banking Company,” “Whidbey Island Bank,” or any similar name or derivation thereof, in connection with the banking, financial, lending or mortgage industries.

14. No Employee Contract Rights. Nothing contained in this Agreement shall be construed to abrogate, limit or affect the powers, rights and privileges of Frontier to remove Executive as an employee of Frontier, with or without cause.

15. Enforcement of Covenants.

15.1 Frontier and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Frontier and Executive, the covenants referred to in Sections 2, 3 and 4 (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of Frontier’s Confidential Information (as defined below), goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Frontier and Executive request the court to reform these provisions to restrict Executive’s use of Confidential Information and Executive’s ability to compete with Frontier to the maximum extent, in time, scope of activities and geography, that the court finds enforceable.

15.2 Executive acknowledges that Frontier will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of Sections 2, 3 or 4. For this reason, under these circumstances, Frontier, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary and permanent injunctions in order to prevent or restrain the breach, and Frontier will not be required to post a bond as a condition for the granting of this relief.

15.3 In the event Executive breaches this Agreement, which breach is not corrected within 15 days of notice by Frontier to Executive of such breach, Executive shall in addition to the remedies available to Frontier under Section 6.2, forfeit all right to receive all benefits or other payments remaining unpaid from Frontier pursuant to Section 8.2 or otherwise on the date of any such breach.

16. Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in Sections 2, 3 and 4 above and that Frontier is entitled to require him to comply with said Sections 2, 3 and 4, which Sections will survive termination of this Agreement.

17. Employment Agreement Superseded. Executive’s Employment Agreement with WBC dated as of May 6, 2005 (the “Employment Agreement”) is terminated, superseded and replaced as of the Effective Time by the following provisions:

17.1 Definitions. The following definitions shall govern and be controlling for purposes of this Agreement:

8.1.1 “Cause” shall include termination because Executive: (i) materially breached this Agreement; (ii) willfully breached or habitually neglected or breached the duties which he was required to perform under the terms of his employment with Frontier or the policies of Frontier; (iii) commits act(s) of dishonesty, theft, embezzlement, fraud or misrepresentation against Frontier or its subsidiaries; (iv) willfully and continually failed to comply with any law, rule, or regulation (other than traffic violations or similar offenses) or final cease and desist order of a regulatory agency having jurisdiction over Frontier; (v) fails to follow the reasonable directions of Frontier’s board of directors, which failure is not corrected within thirty (30) days after receipt by Executive of written notice outlining the corrective action required; or (vi) knowingly provides misleading or false information to shareholders, the board of directors, auditors, accountants, or regulatory authorities.

8.1.2 “Change of Control” means the Merger.

8.1.3 “Confidential Information” includes, without limitation, any information in whatever form that Frontier considers to be confidential, proprietary, information and that is not publicly or generally available relating to Frontier’s: trade secrets (as defined by the Uniform Trade Secrets Act); know-how; concepts; methods; research and development; product, content and technology development plans; marketing plans; databases; inventions; research data and mechanisms; software (including functional specifications, source code and object code); procedures; engineering; purchasing; accounting; marketing; sales; customer lists; advertisers; joint venture partners; financial status; contracts or employees. Confidential Information includes information developed by Executive, alone or with others, or entrusted to Frontier by its customers or others.

8.1.4 “Good Reason” shall include, but not be limited to: (i) a material reduction in Executive’s compensation defined as a reduction equal to or greater than five percent (5%) of Executive’s then annual base salary, which reduction is not of general application to substantially all employees of Frontier, (ii) a material reduction in Executive’s duties, responsibilities, or reporting relationship, but not merely a change in title, or (iii) relocation of Executive’s primary workplace from Oak Harbor to a location outside Island, San Juan, Snohomish, Skagit or Whatcom counties.

8.1.5 “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

8.1.6 “Limitation Amount” means an amount equal to two times the lesser of (i) Executive’s annualized compensation based upon the annual rate of pay for services provided to Frontier for his taxable year preceding his taxable year in which his employment with Frontier terminates (adjusted for any increase during that year that was expected to continue indefinitely if his employment did not terminate); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the Code for the year in which Executive’s employment terminates. For 2007, such maximum amount is two times $225,000 (adjusted annually for increases in the cost of living) or $450,000.

17.2 Payment Obligations.

8.2.1 If Executive is an employee of WBC at the Effective Time and is retained by Frontier as an employee after the Effective Time, (i) Frontier will pay Executive 50% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; and (ii) if Executive remains an employee of Frontier on the first anniversary of the Effective Time or within 12 months after the Change of Control, Frontier terminates Executive’s employment other than termination for Cause, or Executive terminates his employment with Frontier for Good Reason, Executive shall receive the balance of his Severance Benefit, less statutory payroll deductions, within 30 days following such anniversary date or the date of termination of employment; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.2.2 If Executive is an employee of WBC at the Effective Time but is not retained by Frontier as an employee after the Effective Time, Frontier will pay Executive 100% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

17.3 Notwithstanding anything in this Agreement to the contrary, if it is determined by legal counsel (or other tax advisor to Executive) that the total of the Severance Benefit, together with any other payments or benefits paid by Frontier to Executive, would constitute an “excess parachute payment” within the meaning of section 280G of the Internal Revenue Code of 1986 (the “Code”), as amended, and the net after-tax amount that Executive would realize from such compensation, considering Executive’s federal and state income tax brackets and the excise tax, would be greater if the compensation payable hereunder were limited, then the compensation payable hereunder shall be limited in the manner determined by such counsel or advisor, to maximize Executive’s net after-tax income.

17.4 Where required, the provisions of this Agreement are intended to comply with the requirements of section 409A of the Code. Notwithstanding any other provision of this Agreement, this Agreement shall be interpreted and administered in accordance with the requirements of section 409A of the Code.

17.5 Any payment to Executive under Section 8.2 hereof shall be conditioned upon receipt by Frontier of an executed release of all claims against Frontier, satisfactory to Frontier and its counsel.

18. Miscellaneous Provisions.

18.1 Independent Legal Counsel. Executive acknowledges that he has had the opportunity to review and consult with his own personal legal counsel regarding this Agreement.

18.2 Binding Effect. This Agreement will bind and inure to the benefit of Frontier’s and Executive’s heirs, legal representatives, successors and assigns.

18.3 Costs of Legal Actions and Proceedings. In any dispute between the parties arising out of or under this Agreement, whether or not a lawsuit is commenced, the nonprevailing party shall pay the prevailing party’s reasonable attorneys’ fees and costs.

18.4 Governing Law. This Agreement shall be construed in accordance with and governed and enforced in all respects by the laws of the state of Washington. The parties agree that venue of any legal action between the parties arising out of or in connection with this Agreement shall be with the competent state or federal court in Washington state, unless otherwise elected by Frontier, its successors or assigns.

18.5 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter, and supersedes all prior representations and understandings, whether oral or written. It may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, amendment, modification, extension or discharge is sought.

18.6 Waiver. No waiver of any term, condition or provision shall be effective for any purpose whatsoever unless such waiver is in writing and signed by the parties.

18.7 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

18.8 Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered personally or by certified mail, postage prepaid, addressed to Frontier or to Executive at their last known address.

18.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have set their hands as of the date first written above.

FRONTIER FINANCIAL CORPORATION	EXECUTIVE

By:
John J. Dickson, President and CEO	Name:	Richard A. Shields

FRONTIER BANK

By:
Name:
Title:

EXHIBIT C-4

NONCOMPETITION/NONSOLICITATION AGREEMENT

This Noncompetition/Nonsolicitation Agreement dated September     , 2007 (this “Agreement”) is entered into by and between FRONTIER FINANCIAL CORPORATION, FRONTIER BANK and their subsidiaries (collectively, “Frontier”), and JOSEPH W. NIEMER (“Executive”).

WHEREAS, Frontier, Washington Banking Company (“WBC”) and Whidbey Island Bank (“WBC Bank”) are entering into an Agreement and Plan of Merger (“the Merger Agreement”), pursuant to which WBC will be merged into Frontier Financial Corporation and WBC Bank will be merged into Frontier Bank (the “Merger”); and

WHEREAS, Executive is currently employed as Executive Vice President and Chief Credit Officer of WBC and/or WBC Bank and has knowledge of certain Confidential Information of WBC, and Frontier Financial Corporation and Frontier Bank are executing the Merger Agreement conditioned upon Executive’s agreement not to compete with Frontier in any county in which WBC Bank has branch offices or loan production offices, and not to solicit employees and customers of Frontier (including the employees and customers of WBC who become employees and customers of Frontier following the Merger), for a specified period of time following the Merger, all as further described below; and

NOW, THEREFORE, Frontier and Executive agree as follows:

1. Effective Time. This Agreement shall become effective at the effective time of the Merger (the “Effective Time”), as set forth in the Merger Agreement.

2. Noncompetition, Nonsolicitation and Nondisparagement. In consideration for this Agreement and to protect the business and goodwill purchased by Frontier pursuant to the Merger Agreement, Executive agrees that he will not, directly or indirectly, do any of the following:

2.1 For a one-year period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) become involved in, as a principal shareholder, director, officer, founder, employee, consultant or other agent (each of the foregoing relationships, hereinafter referred to as an “Affiliate”) of any Financial Institution (as defined below) in any of the Washington state counties of Island, San Juan, Skagit, Snohomish and Whatcom (individually and collectively, the “Counties”), or (b) have any responsibility for a Financial Institution’s organization or operation in any of the Counties; provided, however, that Executive may acquire and passively own an interest not exceeding 2% of the total equity interest in any Financial Institution in any of the Counties that is traded on NASDAQ or another U.S. stock exchange. For purposes of this Agreement, the term “Financial Institution” means any bank holding company or financial holding company, state or national bank, state or federal savings and loan association, mutual savings bank, or state or federal credit union, trust company or mortgage company (including without limitation, any organizing entity of any such Financial Institution) located in any of the Counties.

2.2 For an 18-month period commencing on the first day after the effective time of the Merger (the “Effective Time”), (a) solicit or attempt to solicit (i) any employees of Frontier to leave their employment, or (ii) any customers of Frontier to remove or transfer any of their business from Frontier, or (b) otherwise interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between Frontier and any of Frontier’s customers or employees. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and Internet communications; provided, however, that solicitation prohibited under this paragraph does not include solicitation through general advertising that is not specifically directed to or targeting the employees of Frontier or Frontier Bank.

3. Nondisparagement. Executive shall not, during the term or after the termination or expiration of this Agreement or Executive’s employment, make disparaging statements, in any form, about Frontier or its officers, directors, agents, employees, products or services.

4. Intellectual Property/Confidential Information. Further, anything to the contrary herein notwithstanding, neither Executive nor any firm, company, trust or other entity of which Executive is an Affiliate shall, during the term or after the termination or expiration of this Agreement, (i) use, register or claim any right or interest in any Intellectual Property or Confidential Information of Frontier, including but not limited to the Intellectual Property and Confidential Information of WBC acquired pursuant to the Merger Agreement, or (ii) use the tradename “Washington Banking Company,” “Whidbey Island Bank,” or any similar name or derivation thereof, in connection with the banking, financial, lending or mortgage industries.

5. No Employee Contract Rights. Nothing contained in this Agreement shall be construed to abrogate, limit or affect the powers, rights and privileges of Frontier to remove Executive as an employee of Frontier, with or without cause.

6. Enforcement of Covenants.

6.1 Frontier and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Frontier and Executive, the covenants referred to in Sections 2, 3 and 4 (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of Frontier’s Confidential Information (as defined below), goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Frontier and Executive request the court to reform these provisions to restrict Executive’s use of Confidential Information and Executive’s ability to compete with Frontier to the maximum extent, in time, scope of activities and geography, that the court finds enforceable.

6.2 Executive acknowledges that Frontier will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of Sections 2, 3 or 4. For this reason, under these circumstances, Frontier, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary and permanent injunctions in order to prevent or restrain the breach, and Frontier will not be required to post a bond as a condition for the granting of this relief.

6.3 In the event Executive breaches this Agreement, which breach is not corrected within 15 days of notice by Frontier to Executive of such breach, Executive shall in addition to the remedies available to Frontier under Section 6.2, forfeit all right to receive all benefits or other payments remaining unpaid from Frontier pursuant to Section 8.2 or otherwise on the date of any such breach.

7. Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in Sections 2, 3 and 4 above and that Frontier is entitled to require him to comply with said Sections 2, 3 and 4, which Sections will survive termination of this Agreement.

8. Employment Agreement Superseded. Executive’s Employment Agreement with WBC dated as of September 28, 2005 (the “Employment Agreement”) is terminated, superseded and replaced as of the Effective Time by the following provisions:

8.1 Definitions. The following definitions shall govern and be controlling for purposes of this Agreement:

8.1.1 “Cause” shall include termination because Executive: (i) materially breached this Agreement; (ii) willfully breached or habitually neglected or breached the duties which he was required to perform under the terms of his employment with Frontier or the policies of Frontier; (iii) commits act(s) of dishonesty, theft, embezzlement, fraud or misrepresentation against Frontier or its subsidiaries; (iv) willfully and continually failed to comply with any law, rule, or regulation (other than traffic violations or similar offenses) or final cease and desist order of a regulatory agency having jurisdiction over Frontier; (v) fails to follow the reasonable directions of Frontier’s board of directors, which failure is not corrected within thirty (30) days after receipt by Executive of written notice outlining the corrective action required; or (vi) knowingly provides misleading or false information to shareholders, the board of directors, auditors, accountants, or regulatory authorities.

8.1.2 “Change of Control” means the Merger.

8.1.3 “Confidential Information” includes, without limitation, any information in whatever form that Frontier considers to be confidential, proprietary, information and that is not publicly or generally available relating to Frontier’s: trade secrets (as defined by the Uniform Trade Secrets Act); know-how; concepts; methods; research and development; product, content and technology development plans; marketing plans; databases; inventions; research data and mechanisms; software (including functional specifications, source code and object code); procedures; engineering; purchasing; accounting; marketing; sales; customer lists; advertisers; joint venture partners; financial status; contracts or employees. Confidential Information includes information developed by Executive, alone or with others, or entrusted to Frontier by its customers or others.

8.1.4 “Good Reason” shall include, but not be limited to: (i) a material reduction in Executive’s compensation defined as a reduction equal to or greater than five percent (5%) of Executive’s then annual base salary, which reduction is not of general application to substantially all employees of Frontier, (ii) a material reduction in Executive’s duties, responsibilities, or reporting relationship, but not merely a change in title, or (iii) relocation of Executive’s primary workplace from Oak Harbor to a location outside Island, San Juan, Snohomish, Skagit or Whatcom counties.

8.1.5 “Intellectual Property” means any material trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

8.1.6 “Limitation Amount” means an amount equal to two times the lesser of (i) Executive’s annualized compensation based upon the annual rate of pay for services provided to Frontier for his taxable year preceding his taxable year in which his employment with Frontier terminates (adjusted for any increase during that year that was expected to continue indefinitely if his employment did not terminate); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the Code for the year in which Executive’s employment terminates. For 2007, such maximum amount is two times $225,000 (adjusted annually for increases in the cost of living) or $450,000.

8.2 Payment Obligations.

8.2.1 If Executive is an employee of WBC at the Effective Time and is retained by Frontier as an employee after the Effective Time, (i) Frontier will pay Executive 50% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; and (ii) if Executive remains an employee of Frontier on the first anniversary of the Effective Time or within 12 months after the Change of Control, Frontier terminates Executive’s employment other than termination for Cause, or Executive terminates his employment with Frontier for Good Reason, Executive shall receive the balance of his Severance Benefit, less statutory payroll deductions, within 30 days following such anniversary date or the date of termination of employment; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.2.2 If Executive is an employee of WBC at the Effective Time but is not retained by Frontier as an employee after the Effective Time, Frontier will pay Executive 100% of his Severance Benefit (calculated pursuant to section 5 of his Employment Agreement), less statutory payroll deductions, in cash upon Closing of the Merger; provided, however, that any amount in excess of the Limitation Amount, will be paid to him no sooner than the first day of the seventh calendar month following the termination of his employment.

8.3 Notwithstanding anything in this Agreement to the contrary, if it is determined by legal counsel (or other tax advisor to Executive) that the total of the Severance Benefit, together with any other payments or benefits paid by Frontier to Executive, would constitute an “excess parachute payment” within the meaning of section 280G of the Internal Revenue Code of 1986 (the “Code”), as amended, and the net after-tax amount that Executive would realize from such compensation, considering Executive’s federal and state income tax brackets and the excise tax, would be greater if the compensation payable hereunder were limited, then the compensation payable hereunder shall be limited in the manner determined by such counsel or advisor, to maximize Executive’s net after-tax income.

8.4 Where required, the provisions of this Agreement are intended to comply with the requirements of section 409A of the Code. Notwithstanding any other provision of this Agreement, this Agreement shall be interpreted and administered in accordance with the requirements of section 409A of the Code.

8.5 Any payment to Executive under Section 8.2 hereof shall be conditioned upon receipt by Frontier of an executed release of all claims against Frontier, satisfactory to Frontier and its counsel.

9. Miscellaneous Provisions.

9.1 Independent Legal Counsel. Executive acknowledges that he has had the opportunity to review and consult with his own personal legal counsel regarding this Agreement.

9.2 Binding Effect. This Agreement will bind and inure to the benefit of Frontier’s and Executive’s heirs, legal representatives, successors and assigns.

9.3 Costs of Legal Actions and Proceedings. In any dispute between the parties arising out of or under this Agreement, whether or not a lawsuit is commenced, the nonprevailing party shall pay the prevailing party’s reasonable attorneys’ fees and costs.

9.4 Governing Law. This Agreement shall be construed in accordance with and governed and enforced in all respects by the laws of the state of Washington. The parties agree that venue of any legal action between the parties arising out of or in connection with this Agreement shall be with the competent state or federal court in Washington state, unless otherwise elected by Frontier, its successors or assigns.

9.5 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter, and supersedes all prior representations and understandings, whether oral or written. It may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, amendment, modification, extension or discharge is sought.

9.6 Waiver. No waiver of any term, condition or provision shall be effective for any purpose whatsoever unless such waiver is in writing and signed by the parties.

9.7 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.8 Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered personally or by certified mail, postage prepaid, addressed to Frontier or to Executive at their last known address.

9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have set their hands as of the date first written above.

FRONTIER FINANCIAL CORPORATION	EXECUTIVE

By:
John J. Dickson, President and CEO	Name:	Joseph W. Niemer

FRONTIER BANK

By:
Name:
Title:

EXHIBIT D

                        , 2007

Frontier Financial Corporation

332 S.W. Everett Mall Way

P.O. Box 2215

Everett, WA 98203

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed an “affiliate” of Washington Banking Company (“WBC”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger among Frontier Financial Corporation (“Frontier”), Frontier, WBC and Whidbey Island Bank (the “Agreement”), WBC will be merged into Frontier (the “Merger”). As a result of the Merger, I will receive shares of common stock of Frontier (“Frontier Common Stock”) in exchange for shares of common stock of WBC (“WBC Common Stock”) owned by me.

In connection with the above, I represent and warrant to Frontier and agree that:

A. I will not make any sale, transfer or other disposition of the shares of Frontier Common Stock that I receive in the Merger in violation of the Act or the Rules and Regulations.

B. I have no present plan or intent to dispose of Frontier Common Stock acquired by me pursuant to the Merger.

C. I have been advised that the issuance of shares of Frontier Common Stock to me pursuant to the Merger has been or will be registered with the Securities and Exchange Commission under the Act on Form S-4. I have also been advised, however, that since I may be deemed to be an affiliate of WBC at the time the Agreement is submitted for a vote of the shareholders of WBC, I may not sell, transfer or otherwise dispose of the shares of Frontier Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 under the Act, or (iii) in the opinion of counsel acceptable to Frontier, some other exemption from registration under the Act is available with respect to any such proposed sale, transfer or other disposition of the shares of Frontier Common Stock.

D. I have carefully read this letter and the Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the shares of Frontier Common Stock, to the extent I felt necessary, with my counsel or counsel for WBC.

E. I understand that Frontier is under no obligation to register the shares of Frontier Common Stock for sale, transfer or other disposition by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from registration available, except that Frontier has agreed to use its best efforts to maintain the availability of Rule 145 for use by affiliates such as me.

F. I understand that stop transfer instructions will be given to the registrar of the certificates for the shares of Frontier Common Stock and there will be placed on the certificates for the shares of Frontier Common Stock, or any substitutions therefor, legends stating in substance:

The shares represented by this certificate were issued in a merger (the acquisition of Washington Banking Company) to which Rule 145 promulgated under the Securities Act of 1933, as amended (the “Act”), applies and may be sold or otherwise transferred only in compliance with the limitation of such Rule 145, or upon receipt by Frontier of an opinion of counsel acceptable to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act.

G. I hereby agree that, for a period of one (1) year following the effective date of the Merger, I will obtain an agreement similar to this agreement from each transferee of the shares of Frontier Common Stock sold or otherwise transferred by me, but only if such transfer is effected other than in a merger involving a registered public offering or as a sale pursuant to Rule 145.

It is understood and agreed the legend set forth in Paragraph F above will be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood that such legend and stop order referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired Frontier Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned; (ii) two years shall have elapsed from the date the undersigned acquired Frontier Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned; or (iii) Frontier has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Frontier, or a “no action” letter obtained by the undersigned from the staff of the Securities and Exchange Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

This letter agreement shall be binding on my heirs, legal representatives and successors.

Very truly yours,

Print Name:

Accepted this      day of                         , 2007:

FRONTIER FINANCIAL CORPORATION

By:
John J. Dickson, President/CEO

APPENDIX B – DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT

Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010 Definitions. As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020 Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or

Appendix B	B-1

a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)	The proposed corporate action is abandoned or rescinded;

(b)	A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)	The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

Appendix B	B-2

RCW 23B.13.200 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220 Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e)	Be accompanied by a copy of this chapter.

Appendix B	B-3

RCW 23B.13.230 Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240 Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250 Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a)	The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	An explanation of how the corporation estimated the fair value of the shares;

(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)	A copy of this chapter.

Appendix B	B-4

RCW 23B.13.260 Failure to take action.

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270 After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)	The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)	The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

Appendix B	B-5

RCW 23B.13.300 Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310 Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

Appendix B	B-6

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix B	B-7

APPENDIX C – FAIRNESS OPINION OF SANDLER O’NEILL & PARTNERS, LP

September 26, 2007

Board of Directors

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, WA 98277

Gentlemen:

Washington Banking Company (“Washington Banking”), Whidbey Island Bank (the “Bank”), Frontier Financial Corporation (“Frontier”) and Frontier Bank have entered into an Agreement and Plan of Merger, dated as of September 26, 2007 (the “Agreement”), pursuant to which Washington Banking will merge with and into Frontier, with Frontier as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Washington Banking common stock, no par value, issued and outstanding immediately prior to the Merger (the “Washington Banking Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (i) a number of shares of Frontier Common Stock equal to the Per Share Stock Consideration or (ii) cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”). The Per Share Consideration means the quotient obtained by dividing the Aggregate Consideration by the total number of Washington Banking Common Stock outstanding as of the close of business on the Execution Date. The Per Share Stock Consideration is the quotient obtained by dividing the Per Share Consideration by the Frontier Average Share Price. The Total Cash Amount is equal to $42,864,003. The Total Stock Amount means 5,916,430 shares of Frontier Common Stock as long as the average closing price of Frontier shares for the 20-trading day period ending the fifth trading day immediately before the Effective Time is between $21.00 and $27.00. The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration”. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Washington Banking Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial

Appendix C	C-1

statements and other historical financial information of Washington Banking that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Frontier that we deemed relevant; (iv) internal financial projections for Washington Banking for the years ending December 31, 2007 through 2010 prepared by and reviewed with management of Washington Banking; (v) internal growth rates and performance expectations for Frontier for the years ending December 31, 2007 through 2010 as presented by and reviewed with senior management of Frontier; (vi) the pro forma financial impact of the Merger on Frontier based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Frontier; (vii) the publicly reported historical price and trading activity for Washington Banking’s and Frontier’s respective common stock, including a comparison of certain financial and stock market information for Washington Banking and Frontier with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Washington Banking the business, financial condition, results of operations and prospects of Washington Banking and held similar discussions with certain members of senior management of Frontier regarding the business, financial condition, results of operations and prospects of Frontier.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Washington Banking and Frontier or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Washington Banking and Frontier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Washington Banking and Frontier or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Washington Banking and Frontier nor have we reviewed any individual credit files relating to Washington Banking and Frontier. We have assumed, with your consent, that the respective allowances for loan losses for both Washington Banking and Frontier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for Washington Banking and the internal growth rates and performance expectations for Frontier and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Frontier and used by Sandler O’Neill in its analyses, Washington Banking’s and

Appendix C	C-2

Frontier’s management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of Washington Banking and Frontier and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Washington Banking’s and Frontier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Washington Banking and Frontier will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties material to our opinion contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, we express no opinion as to the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Frontier’s common stock will be when issued to Washington Banking’s shareholders pursuant to the Agreement or the prices at which Washington Banking’s and Frontier’s common stock may trade at any time.

We did not act as Washington Banking’s financial advisor in connection with the Merger and will receive a fee at the time of the public announcement of the transaction only for rendering the opinion discussed above. Washington Banking has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Washington Banking and Frontier and their affiliates. We may also actively trade the equity or debt securities of Washington Banking and Frontier or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Washington Banking in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Washington Banking as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Washington Banking Common Stock and does not address the underlying business decision of Washington Banking to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Washington Banking or the effect of any other transaction in which Washington Banking might engage. Our opinion is not to be quoted or referred to, in whole or in

Appendix C	C-3

part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Washington Banking Common Stock from a financial point of view.

Very truly yours,

Sandler O'Neill & Partners, LP

Appendix C	C-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

Pursuant to Frontier’s articles of incorporation, Frontier will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Frontier, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) if the acts or omissions of the person are adjudged to be in violation of law, (b) if such person is liable to the corporation for an unlawful distribution, or (c) if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT

(a)	Exhibits

Exhibit Number	Description of Document

2+	Agreement and plan of merger dated September 26, 2007, by and among Frontier Financial Corporation, Frontier Bank, Washington Banking Company and Whidbey Island Bank (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

3.1+	Articles of incorporation of registrant are incorporated herein by reference to appendix A of the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2+	Bylaws of registrant are incorporated herein by reference to exhibit 3.1 to Form 8-K filed on July 23, 2007.

5*	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8+	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

10.1+	Form of directors’ agreement of WBC directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.2+	Form of voting agreement of WBC directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.3+**	Noncompetition and nonsolicitation agreement of Michal D. Cann with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.4+**	Noncompetition and nonsolicitation agreement of Richard A. Shields with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.5+**	Noncompetition and nonsolicitation agreement of John L. Wagner with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.6+**	Noncompetition and nonsolicitation agreement of Joseph W. Niemer with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

Exhibit Number	Description of Document

23.1*	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

23.2+	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3*	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4*	Consent of Moss Adams LLP, Washington Banking Company’s independent registered public accounting firm.

23.5+	Consent of Sandler O’Neill & Partners, LP, Washington Banking Company’s financial advisor.

24+	Power of attorney (contained in the signature page of the registration statement).

99.1+	Form of proxy to be mailed to shareholders of Washington Banking Company.

*	Filed herewith.
**	Compensatory plan or arrangement.
+	Previously filed.

(b)	Financial Statement Schedules

Not applicable.

(c)	Reports, Opinions or Appraisals

Opinion of Sandler O’Neill & Partners, LP (incorporated by reference to appendix C to the proxy statement/prospectus).

ITEM 22.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Everett, State of Washington on February 6, 2008.

FRONTIER FINANCIAL CORPORATION (Registrant)

By:	/s/ John J. Dickson
John J. Dickson President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 6, 2008.

Signature	Capacity

/s/ John J. Dickson John J. Dickson	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Carol E. Wheeler Carol E. Wheeler	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Michael J. Clementz* Michael J. Clementz	Director and Secretary of the Board

/s/ David M. Cuthill* David M. Cuthill	Director

/s/ Lucy DeYoung* Lucy DeYoung	Director

/s/ Robert J. Dickson* Robert J. Dickson	Chairman of the Board

/s/ Patrick M. Fahey* Patrick M. Fahey	Director

Signature	Capacity

/s/ Edward D. Hansen* Edward D. Hansen	Director

/s/ William H. Lucas* William H. Lucas	Director

/s/ William J. Robinson* William J. Robinson	Director

/s/ Edward C. Rubatino* Edward C. Rubatino	Director

/s/ Darrell J. Storkson* Darrell J. Storkson	Director

/s/ Mark O. Zenger* Mark O. Zenger	Director

*By	/s/ John J. Dickson
John J. Dickson pursuant to power of attorney

EXHIBIT INDEX

Exhibit Number	Description of Document

2+	Agreement and plan of merger dated September 26, 2007, by and among Frontier Financial Corporation, Frontier Bank, Washington Banking Company and Whidbey Island Bank (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

3.1+	Articles of incorporation of registrant are incorporated herein by reference to appendix A of the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2+	Bylaws of registrant are incorporated herein by reference to exhibit 3.1 to Form 8-K filed on July 23, 2007.

5*	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8+	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

10.1+	Form of directors’ agreement of WBC directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.2+	Form of voting agreement of WBC directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.3+**	Noncompetition and nonsolicitation agreement of Michal D. Cann with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.4+**	Noncompetition and nonsolicitation agreement of Richard A. Shields with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.5+**	Noncompetition and nonsolicitation agreement of John L. Wagner with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

10.6+**	Noncompetition and nonsolicitation agreement of Joseph W. Niemer with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on September 27, 2007).

23.1*	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

23.2+	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3*	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4*	Consent of Moss Adams LLP, Washington Banking Company’s independent registered public accounting firm.

23.5+	Consent of Sandler O’Neill & Partners, LP, Washington Banking Company’s financial advisor.

24+	Power of attorney (contained in the signature page of the registration statement).

99.1+	Form of proxy to be mailed to shareholders of Washington Banking Company.

*	Filed herewith.
**	Compensatory plan or arrangement.
+	Previously filed.